     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 1997


                                                      REGISTRATION NO. 333-25071
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                            BIORELIANCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      8731
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   52-1541583
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                              9900 BLACKWELL ROAD
                           ROCKVILLE, MARYLAND 20850
                                 (301) 738-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                         CAPERS W. MCDONALD, PRESIDENT
                              9900 BLACKWELL ROAD
                           ROCKVILLE, MARYLAND 20850
                                 (301) 738-1000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                       OF REGISTRANT'S AGENT FOR SERVICE)

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                             ANDREW P. VARNEY, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                   1001 PENNSYLVANIA AVENUE, N.W., SUITE 800
                          WASHINGTON, D.C. 20004-2505
                                 (202) 639-7000

                                ALAN DEAN, ESQ.
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 450-4000

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                               ------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)


Issued July 21, 1997


                               2,100,000 Shares

                              [BIORELIANCE LOGO]

                                 COMMON STOCK
                            ------------------------
  ALL OF THE SHARES OF COMMON STOCK BEING OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON
STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $12 AND $14. SEE "UNDERWRITERS" FOR A DISCUSSION
  OF THE FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE.

                            ------------------------

THE COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET,
        SUBJECT TO OFFICIAL NOTICE OF ISSUANCE, UNDER THE SYMBOL "BREL."

                            ------------------------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                    BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------
                              PRICE $     A SHARE
                            ------------------------

                                                                             UNDERWRITING
                                                                             DISCOUNTS AND        PROCEEDS TO
                                                     PRICE TO PUBLIC        COMMISSIONS(1)        COMPANY(2)
                                                     ----------------   -----------------------   -----------
Per Share.........................................          $                      $                   $
Total(3)..........................................          $                      $                   $

------------
     (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     (2) Before deducting expenses payable by the Company estimated at $1,200,000.

     (3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 315,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to
         Company will be $      , $      , and $      , respectively. See
         "Underwriters."
                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about        , 1997 at the office of
Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER                                     HAMBRECHT & QUIST
            , 1997

Advanced techniques, such as
LC-electrospray mass spectrometry, are
employed in the Company's
BioAnalytical Services to characterize
the structures of biologic products.

                                               This picture is a
                                               "microscope-like" view showing
                                               the "budding" of retrovirus
                                               particles from the surface of a
                                               living cell.

This picture shows an employee
programming a laboratory instrument
used to perform LC-electrospray mass
spectrometry.




                                               This electron micrograph shows
                                               the "budding" of retrovirus
                                               particles from the surface of a
                                               cell; an important technique
                                               employed in the Company's
                                               BioSafety Testing Services to
                                               detect viral contaminants in
                                               cells used to produce biologics.

                                     For
                                     BioReliance's
                                     final product
                                     testing assays,
                                     Class 1,000
                                     clean rooms are
                                     employed to
                                     detect
                                     contaminants in
                                     biologic
                                     products.
                                                 This is a picture of the
                                                 interior of a Class 1,000 clean
                                                 room. Three assistants are also
                                                 shown.

This picture shows a room at BIOMEVA
containing a 1,000 liter bioreactor
employed in microbial fermentation
and a person operating a smaller
bioreactor.

At BioReliance's BIOMEVA subsidiary
in Germany, large scale microbial
fermentation is used to produce
licensed biologics.                            This is a picture of one of the
                                               rooms at the Company's MAGENTA
                                               subsidiary where viral production
                                               is conducted. Two lab assistants
                                               are visible.
                            The Company's
                            MAGENTA subsidiary
                            currently offers
                            viral production
                            services for
                            companies
                            developing gene
                            therapies, viral
                            vaccines and
                            cancer oncolytics.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     UNTIL           , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary....................     4
Risk Factors..........................     8
Use of Proceeds.......................    13
Dividend Policy.......................    13
Capitalization........................    14
Dilution..............................    15
Selected Consolidated Financial
  Data................................    16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    17
Business..............................    27

                                         PAGE
                                         ----
Management............................    43
Certain Transactions..................    50
Principal Stockholders................    51
Description of Capital Stock..........    53
Shares Eligible for Future Sale.......    55
Underwriters..........................    57
Legal Matters.........................    59
Experts...............................    59
Additional Information................    59
Index to Consolidated Financial
  Statements..........................   F-1


                            ------------------------

     The Company intends to furnish to its stockholders annual reports containing audited financial statements and an opinion thereon expressed by independent accountants and quarterly reports for the first three quarters of each fiscal year containing interim financial information.
                            ------------------------

     In this Prospectus, the term the "Company" or "BioReliance" includes BioReliance Corporation and its subsidiaries. The Company's corporate headquarters are located at 9900 Blackwell Road, Rockville, Maryland 20850, and its telephone number is (301) 762-5260.
                            ------------------------

     Certain persons participating in the Offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the Offering, and may bid for, and purchase, shares of the Common Stock in the open market. For a description of these activities, see "Underwriters."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all share and per share data in this Prospectus have been adjusted to reflect (i) a recapitalization effective prior to the Offering pursuant to which a reverse stock split was effected (the "Recapitalization") and (ii) the conversion upon the closing of the Offering of all outstanding shares of the Company's Convertible Preferred Stock into 4,778,072 shares of Common Stock (the "Automatic Conversion"). The information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     BioReliance is a leading contract research organization ("CRO") providing nonclinical testing and contract manufacturing services for biologics to biotechnology and pharmaceutical companies worldwide. The Company, founded in 1947 as Microbiological Associates, Inc., believes that it is the largest provider of outsourcing services focused on the rapidly growing biologics sector of the pharmaceutical industry. In 1996, the Company provided services to over 600 clients, including 22 of the 25 largest pharmaceutical companies in the world as measured by revenue and 18 of the 25 largest public biopharmaceutical companies in the United States as measured by market capitalization. The Company's revenue has increased in each of the last four years, growing from $16.4 million in 1992 to $37.7 million in 1996. Revenue in 1996 included $1.8 million earned by BIOMEVA GmbH, a contract manufacturer of microbial products located in Heidelberg, Germany ("BIOMEVA"), subsequent to its acquisition on July 8, 1996.

     The Company believes, based on an industry report, that approximately $8 billion was spent on research and development for biotechnology products in the United States in 1996. BioReliance estimates that approximately $5 billion was spent specifically on development activities of the types conducted by CROs. Of this $5 billion potentially available to CROs, the Company estimates that approximately $1 billion actually was outsourced for development of biotechnology products. BioReliance believes that the need to outsource is greater among biotechnology companies and the biologics divisions of pharmaceutical companies than generally in the pharmaceutical industry. This need is due both to the sophistication of the technologies and skills required to test and manufacture biologics and to the complexity and relative newness of the regulatory environment. Every stage of the biologics development process is more challenging than that for chemical drugs. Biologics are larger molecules with significantly more complicated structures. The unpurified material used to produce a biologic is a highly complex mixture, and the active ingredient is present in a minute amount. In addition, the United States Food and Drug Administration ("FDA") and international authorities regulate biologics differently from traditional chemical drugs.

     Established biotechnology and pharmaceutical companies outsource to CROs to streamline product development and reduce time to market. Early stage companies outsource for the same reasons and also may lack the staff, expertise and financial resources to conduct many aspects of product development in-house. BioReliance's services and broad experience provide all of its clients with a variable cost alternative to the fixed costs associated with internal biologic development and manufacture.

     The Company provides two types of contract services, BioTesting Services and BioManufacturing Services, each of which spans the product cycle from early preclinical development through licensed production. BioTesting Services and BioManufacturing Services accounted for 86% and 14%, respectively, of the Company's revenue in 1996. On a pro forma basis, assuming that the acquisition of BIOMEVA occurred on January 1, 1996, BioTesting Services and BioManufacturing Services accounted for 83% and 17%, respectively, of the Company's revenue in 1996.

     BioReliance's extensive scientific and regulatory expertise have enabled it to establish a leading market position in biotesting. The Company provides three biotesting services: (i) BioSafety Testing, for assessing cell banks used to manufacture biologics, validating purification processes for clearance of adventitious agents such as viruses, and testing in-process and final products;
(ii) BioAnalytical Services, for assessing the structure and stability of biologics; and (iii) preclinical BioTrials, for conducting both in vitro ("test tube") and short-term in vivo ("animal") studies. The Company is a leading provider of BioSafety Testing services and expects that growth will continue in this area, particularly for in-process and final product testing, as an increasing number of products reach later stage clinical trials and commercialization. The Company's BioAnalytical Services division was formed in 1995 in response to clients' expressed needs for development of analytical techniques to characterize products better in anticipation of new FDA regulations and guidelines published during 1996 that permit the development and manufacturing processes to be streamlined for certain specified biologics for which bioanalytical techniques have been developed, validated and accepted by the FDA ("well-characterized" biologics). The Company expects significant growth in the demand for BioAnalytical Services, and currently the Company is one of only a few CROs capable of providing these services. The Company's BioTrials division is engaged in a contract sponsored by the National Institute of Environmental Health Sciences ("NIEHS") designed to evaluate the feasibility of shortening the "in-life" portion of long-term carcinogenicity studies from two years to six months. The Company believes that by combining molecular detection assays with this approach, short-term molecular carcinogenicity studies could be designed to replace the need for long-term carcinogenicity studies in the future. This molecular approach could become an alternative to the over $1 billion annual market for long-term carcinogenicity studies due to its higher predictive value, lower cost and shorter duration.

     The Company has been providing biomanufacturing services in viral production since 1993 when it formed MAGENTA Corporation ("MAGENTA"). The rapid progress of gene therapy products into Phase I/II human clinical trials and the emergence of cancer oncolytics have fueled the significant growth of the Company's biomanufacturing revenue from 1993 to 1996. The Company entered into the biomanufacturing of microbial products with its acquisition of BIOMEVA in July 1996. As biologics currently in development move to later stage human clinical trials and eventually to commercialization, the Company expects increased demand for biomanufacturing services.

     BioReliance believes it is well positioned to benefit from the biologics CRO opportunity. The Company has a strong reputation for providing high quality biologics development services, and has a decades-long record of supporting successful regulatory submissions with hundreds of clients worldwide. It has introduced numerous innovations in biotesting and biomanufacturing under strict regulatory guidelines, earning a reputation for quality and dependability with both clients and regulatory authorities that cannot be duplicated with technical and financial resources alone. Unlike many of its competitors, the Company has an international presence, including European facilities for both BioTesting and BioManufacturing.

     BioReliance's strategy is to extend its leadership position in biologics development and manufacturing services on a worldwide basis. To accomplish this, the Company will continue to (i) focus its resources on providing needed services to the biologics sector, the most rapidly growing sector of the global pharmaceutical industry; (ii) provide a broad range of biologics development and manufacturing services to support the outsourcing needs of its clients; (iii) enhance its leadership position in biotesting services; (iv) expand its biomanufacturing capabilities; (v) maintain its leadership in regulatory expertise; and (vi) expand through selected acquisitions.

                                  THE OFFERING

Common Stock offered.......  2,100,000 shares

Common Stock to be
outstanding after the
  Offering.................  7,265,228 shares(1)

Use of Proceeds............  Capital expenditures, expansion of viral manufacturing capabilities, working capital and other general corporate purposes, including potential acquisitions

Proposed Nasdaq National
  Market symbol............  BREL
---------------
(1) Based on 5,165,228 shares of Common Stock outstanding on June 30, 1997. Excludes 828,191 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding on June 30, 1997, at a weighted average exercise price of $2.47 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                            THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                         MARCH 31,
                                 -----------------------------------------------------     --------------------
                                  1992       1993       1994        1995       1996(1)      1996         1997
                                 -------    -------    -------     -------     -------     ------       -------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue......................... $16,422    $22,207    $28,094     $30,078     $37,682     $7,599       $11,781
Cost of sales...................  13,093     15,248     19,094      20,570      24,860      5,397         7,442
Selling, general and
  administrative expenses.......   4,577      4,704      5,947       7,071       7,852      1,764         2,635
Research and development
  expenses......................     308        236        354       1,012       1,110        272           303
Nonrecurring charge.............      --         --         --          --         696(2)      --            --
                                 -------    -------    -------     -------     -------     ------       -------
         Total expenses.........  17,978     20,188     25,395      28,653      34,518      7,433        10,380
                                 -------    -------    -------     -------     -------     ------       -------
Income (loss) from operations...  (1,556)     2,019      2,699       1,425(3)    3,164        166         1,401
Interest and other expenses,
  net...........................     398        297        439         524         816        158           200
                                 -------    -------    -------     -------     -------     ------       -------
Income (loss) before income
  taxes.........................  (1,954)     1,722      2,260         901       2,348          8         1,201
Benefit from (provision for)
  income taxes..................      --        (62)     2,192(4)     (243)       (846)        (3)         (511)
                                 -------    -------    -------     -------     -------     ------       -------
Net income (loss)...............  (1,954)     1,660      4,452         658       1,502(5)       5           690
Preferred stock dividends(6)....    (139)        --         --        (139)         --        (35)           --
                                 -------    -------    -------     -------     -------     ------       -------
Net income (loss) available to
  common stockholders........... $(2,093)   $ 1,660    $ 4,452     $   519     $ 1,502     $  (30)      $   690
                                 =======    =======    =======     =======     =======     ======       =======
Net income (loss) per common and
  common equivalent share....... $ (5.35)   $  0.42    $  0.86     $  0.11     $  0.26(5)  $(0.07)      $  0.12
                                 =======    =======    =======     =======     =======     ======       =======
Weighted average common and
  common equivalent shares
  outstanding(6)................     391      3,981      5,200       4,767       5,802        412         5,875
                                 =======    =======    =======     =======     =======     ======       =======

                                                                                     AS OF MARCH 31, 1997
                                                                                   -------------------------
                                                                                   ACTUAL     AS ADJUSTED(7)
                                                                                   -------    --------------
                                                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.......................................................   $ 3,571       $ 27,760
Working capital.................................................................     4,146         28,335
Total assets....................................................................    35,748         59,937
Long-term debt..................................................................     6,702          6,702
Stockholders' equity............................................................    14,459         38,648

---------------
(1) In July 1996, the Company acquired all of the shares of common stock of BIOMEVA. The acquisition has been accounted for by the purchase method and, accordingly, BIOMEVA's results of operations have been included in the consolidated financial statements since the date of acquisition. See Note 2 of Notes to Consolidated Financial Statements.

(2) Nonrecurring charge represents a charge of $0.7 million ($0.4 million after income taxes) in connection with the settlement of a dispute with a landlord relating to the termination of a lease. See Note 8 of Notes to Consolidated Financial Statements.

(3) Income from operations includes the effect of $1.3 million of first-year expenses for BioAnalytical Services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) The benefit from income taxes in 1994 includes the effect of a tax benefit of approximately $2.2 million, which primarily is attributable to a decrease in the valuation allowance for deferred tax assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) On a pro forma basis, assuming that the acquisition of BIOMEVA occurred on January 1, 1996, and excluding the effect of the nonrecurring charge, net income and net income per common and common equivalent share in 1996 would have been $1.8 million and $0.31, respectively.

(6) In each period where the conversion of outstanding Convertible Preferred Stock would have been anti-dilutive, such stock has been excluded from the weighted average common and common equivalent shares outstanding and accumulated dividends on such stock have been deducted from net income for purposes of calculating net income (loss) per common and common share equivalent.

(7) As adjusted to reflect the sale by the Company of 2,100,000 shares of Common Stock in the Offering at an assumed initial public offering price of $13.00 per share (the midpoint of the range set forth on the cover of this Prospectus) after deducting underwriting discounts and commissions and estimated expenses, and application of the estimated net proceeds thereof. Assumes the Underwriters' over-allotment option is not exercised. See "Underwriters."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

DEPENDENCE ON OUTSOURCING FOR DEVELOPMENT OF BIOLOGICS

     The Company's revenues are highly dependent on research, development and manufacturing expenditures by biotechnology and pharmaceutical companies for the development of biologics. The Company has benefited to date from the growing tendency of biotechnology and pharmaceutical companies to outsource product development projects to CROs. A decline in the development of biologics, a general decline in research and development expenditures by these companies, or a reduction in the outsourcing to CROs of research and development expenditures due to pharmaceutical industry consolidation or other factors could have a material adverse effect on the Company's business and results of operations. See "Business -- CRO Industry Overview;" and " -- Trends Affecting BioTesting and BioManufacturing Outsourcing."

DEPENDENCE ON AND EFFECT OF GOVERNMENT REGULATION

     The design, development, testing, manufacturing and marketing of biotechnology and pharmaceutical products are subject to regulation by governmental authorities, including the FDA and comparable regulatory authorities in other countries. The Company's business depends in part on strict government regulation of the drug development process, especially in the United States. Legislation may be introduced and enacted from time to time to modify regulations administered by the FDA governing the drug approval process. Any significant reduction in the scope of regulatory requirements or the introduction of simplified drug approval procedures could have a material adverse effect on the Company's business and results of operations.

     All of the Company's testing assays are performed in conformity with either Good Laboratory Practices ("GLP") regulations or current Good Manufacturing Practices ("GMP") regulations. GLPs and GMPs are parts of the FDA regulations and guidelines governing the development and production of biologic and pharmaceutical products. Failure by the Company to comply with applicable requirements could result in the disqualification of data for client submissions to regulatory authorities and could have a material adverse effect on the Company's business and results of operations.

     All facilities and manufacturing techniques used for manufacturing of products for clinical use or for sale in the United States must be operated in conformity with current GMP regulations. The Company's facilities are subject to scheduled periodic regulatory inspections to ensure compliance with GMP requirements. A finding that the Company had materially violated GMP requirements could result in regulatory sanctions, the disqualification of data for client submissions to regulatory authorities and a mandated closing of the Company's facilities. Any such sanctions would have a material adverse effect on the Company's business and results of operations. See "Business -- Government Regulation."

RISKS ASSOCIATED WITH THE NATURE OF CONTRACTS

     Most of the Company's contracts are short-term in duration. As a result, the Company must continually replace its contracts with new contracts to sustain its revenue. In addition, many of the Company's long-term contracts may be cancelled or delayed by clients upon notice. Contracts may be terminated for a variety of reasons, including termination of product development, failure of products to satisfy safety requirements, unexpected or undesired results from use of the product or the client's decision to forego a particular study. In addition, the federal government may modify or terminate its contracts at any time for the convenience of the government. The failure to obtain new contracts or the cancellation or delay of existing contracts could have a material adverse effect on the Company's business and results of operations.

MANAGEMENT OF GROWTH

     The Company has experienced rapid growth over the past five years in both its domestic and international operations. The Company believes that sustained growth places a strain on operational, human and financial resources. In order to manage its growth, the Company must continue to improve its operating and administrative systems and to attract and retain qualified management and professional, scientific and technical operating personnel. To manage the growth of its operations outside the United States, the Company must assimilate differences in international business practices and overcome language differences. There can be no assurance that the Company will be able to manage its growth effectively. Failure to manage growth effectively could have a material adverse effect on the Company's business and results of operations.

DEVELOPMENT OF MANUFACTURING CAPABILITIES

     As part of its business strategy, the Company intends to expand its manufacturing capabilities to allow for large-scale production of biologics. There can be no assurance that the Company will be able to develop these expanded capabilities on acceptable terms, find clients for any new manufacturing capacity it may develop or operate any expanded manufacturing capabilities on a profitable basis.

     The establishment of additional manufacturing facilities will require substantial additional funds and personnel and will require compliance with extensive regulations applicable to such facilities. There can be no assurance that such funds and personnel will be available on acceptable terms, if at all, or that the Company will be able to comply with such regulations at acceptable cost, if at all. In addition, in managing this expansion the Company may encounter unforeseen regulatory, logistical or management problems or incur unexpected operating costs. Failure or delays in establishing these facilities, failure of market demand for these services to develop, or the incurrence of unexpected operating costs could have a material adverse effect on the Company's ability to meet its strategic objective of providing a broad range of product development services and its business and results of operations. See
"Business -- Business Strategy."

VARIATION IN QUARTERLY OPERATING RESULTS

     The Company's results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. Quarterly operating results can fluctuate as a result of a number of factors, including the commencement, delay, cancellation or completion of contracts; the mix of services provided; seasonal slowdowns in Europe during the summer months; the timing of start-up expenses for new services and facilities; the timing and integration of acquisitions; and changes in regulations related to biologics. The Company believes that quarterly comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, fluctuations in quarterly results could affect the market price of the Common Stock in a manner unrelated to the longer term operating performance of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

ACQUISITION RISKS

     As part of its business strategy, the Company continually evaluates new acquisition opportunities. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and products or services of the acquired companies, the expenses incurred in connection with the acquisition and subsequent assimilation of operations and products or services, the diversion of management's attention from other business concerns, and the potential loss of key employees of the acquired company. Acquisitions of companies outside the United States also may involve the additional risks of assimilating differences in international business practices and overcoming language differences. There can be no assurance that the Company will complete any future acquisitions, nor that acquisitions, if completed, will contribute favorably to the Company's operations and future financial condition or be integrated successfully. See "Use of Proceeds" and "Business -- Business Strategy."

COMPETITION; INDUSTRY CONSOLIDATION

     The CRO industry is highly fragmented, with several hundred providers ranging in size from one person consulting firms to full-service global drug development corporations. The Company primarily competes with in-house research departments of biotechnology and pharmaceutical companies, universities and medical centers, and other CROs, some of which possess substantially greater capital, technical and other resources than the Company. As a result of competitive pressures, the industry is consolidating. This trend is likely to produce increased competition among the larger CROs for both clients and acquisition candidates and increased competitive pressures on smaller providers. In addition, the CRO industry has attracted the attention of the investment community, which could lead to heightened competition by increasing the availability of financial resources for CROs. Increased competition may lead to price and other forms of competition that may have a material adverse effect on the Company's business and results of operations. See "Business -- Competition."

CONTROL BY EXISTING STOCKHOLDERS

     Following the Offering, assuming the Underwriters' over-allotment option is not exercised, Sidney R. Knafel, Chairman of the Board of Directors of the Company, and related persons will beneficially own an aggregate of approximately 43.0% of the outstanding Common Stock (excluding shares issuable upon the exercise of options). In addition, certain of the Company's executive officers, directors and related persons will beneficially own an aggregate of approximately 45.2% of the outstanding Common Stock (excluding shares issuable upon the exercise of options). As a result, the Company's directors and executive officers and related persons will exercise a controlling influence over the outcome of matters submitted to the Company's stockholders for approval and will have the power to delay, defer or prevent a change in control of the Company. See "Principal Stockholders."

POTENTIAL LIABILITY

     The Company formulates, tests and manufactures products intended for use by the public. In addition, the Company's services include the manufacture of biologic products to be tested in human clinical trials. Such activities could expose the Company to risk of liability for personal injury or death to persons using such products, although the Company does not commercially market or sell the products to end users. The Company seeks to reduce its potential liability through measures such as contractual indemnification provisions with clients (the scope of which may vary from client-to-client, and the performances of which are not secured) and insurance maintained by clients. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of the indemnification agreements, if the indemnity, although applicable, is not performed in accordance with its terms or if the Company's liability exceeds the amount of applicable insurance or indemnity. In addition, the Company could be held liable for errors and omissions in connection with the services it performs. The Company currently maintains product liability and errors and omissions insurance with respect to these risks. There can be no assurance that the Company will be able to maintain such insurance coverage on terms acceptable to the Company. See "Business -- Potential Liability and Insurance."

HAZARDOUS MATERIALS

     The Company's activities involve the controlled use of etiologic agents, hazardous chemicals and various radioactive materials. The Company is subject to foreign, federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. In the event of any contamination or injury from these materials, the Company could be held liable for any damages that result, including joint and several liability under certain statutes such as the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), and any such liability could exceed the resources of the Company. Furthermore, the failure to comply with current or future regulations could result in the imposition of substantial fines against the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with any such laws and regulations in the future, or that such laws or regulations or liability thereunder will not have a material adverse effect on the Company's business and results of operations.

     The Company has been identified by the U.S. Environmental Protection Agency ("EPA") as one of several hundred potentially responsible parties ("PRPs") under CERCLA with respect to the Ramp Industries, Inc. site in Denver, Colorado. Although the Company believes that it sent only a small quantity of waste to this site, liability under CERCLA can exceed a PRP's pro rata share of cleanup costs. The EPA has incurred approximately $5 million to date to remove wastes from this site and expects to incur approximately an additional $1.3 million to remove the remaining wastes. However, the estimated total cleanup costs have not been determined. The Company does not have sufficient information to evaluate the financial ability of other PRPs to pay costs apportioned to them, or their impact on the Company's liability. Consequently, at this time the Company does not have sufficient information to determine whether it will be offered a de minimis buyout or what its ultimate share of cleanup costs will be, but, because of the small quantity of waste the Company sent to the site, the Company believes that the outcome of this matter will not have a material adverse effect on the Company's financial position or results of operations.

DEPENDENCE ON PERSONNEL

     The Company depends on a number of key executives, including Capers W. McDonald, its President and Chief Executive Officer. The loss of the services of any of the Company's key executives could have a material adverse effect on the Company's business. The Company also depends on its ability to attract and retain qualified professional, scientific and technical operating staff. There can be no assurance the Company will be able to continue to attract and retain qualified staff. The Company's inability to attract and retain a qualified operating staff would have a material adverse effect on the Company's business and results of operations.

EXCHANGE RATE FLUCTUATIONS

     The accounts of the Company's international subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated into United States dollars at period-end exchange rates, and revenue and expense accounts are translated at average monthly exchange rates. Net exchange gains and losses resulting from such translations are excluded from net income and are accumulated in a separate component of stockholders' equity.

     Since the revenue and expenses of the Company's international operations generally are denominated in local currencies, exchange rate fluctuations between such local currencies and the United States dollar will subject the Company to currency translation risk with respect to the reported results of its foreign operations as well as to risks sometimes associated with international operations. The Company derived 15% of its revenue for 1996 from services performed outside of the United States. On a pro forma basis assuming the acquisition of BIOMEVA had been consummated on January 1, 1996, 19% of the Company's revenue for 1996 was derived from services performed outside of the United States. In addition, the Company may be subject to currency risk when the Company's service contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts. There can be no assurance that the Company will not experience fluctuations in financial results from the Company's operations outside the United States, and there can be no assurance the Company will be able to contractually or otherwise favorably reduce the currency risks associated with its operations.

NO PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop or, if one does develop, that it will be maintained. The initial public offering price, which will be established by negotiations between the Company and the representatives of the Underwriters, may not be indicative of prices that will prevail in the trading market for the Common Stock. The market price of the Company's Common Stock could be subject to wide fluctuations in response to variations in operating results from quarter to quarter, changes in earnings estimates by analysts, market conditions in the industry and general economic conditions. Furthermore, the stock market has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may have an adverse effect on the market price of the Company's Common Stock. See "Underwriters."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of the Common Stock of the Company in the public market, or the prospect of such sales, could have a material adverse effect on the market price of the Common Stock. Immediately following the Offering, the Company will have outstanding 7,265,228 shares of Common Stock (excluding 828,191 shares reserved for issuance upon the exercise of outstanding stock options). The 2,100,000 shares of Common Stock offered hereby (2,415,000 if the Underwriters' over-allotment option is exercised in full) will be eligible for public sale without restriction under the Securities Act by persons other than Affiliates (as that term is defined in Rule 144 under the Securities
Act) of the Company. All of the remaining 5,165,228 shares of Common Stock outstanding will be "restricted securities" within the meaning of Rule 144 and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration including, among others, the exemption provided by Rule 144 under the Securities Act. Taking into consideration the effect of the 180-day "lock-up" agreements described herein covering an aggregate of 5,107,728 shares and options to purchase an additional 686,625 shares held by the executive officers, directors and certain existing stockholders, approximately 30,778 restricted shares will be eligible for sale in the public market immediately after the Offering, 26,722 restricted shares (excluding 82,768 shares reserved for issuance upon the exercise of outstanding stock options) will be eligible for sale beginning 90 days after the date of this Prospectus, and the remaining restricted shares will be eligible for sale upon the expiration of the lock-up agreements 180 days after the date of this Prospectus, subject to the provisions of Rule 144 under the Securities Act or Rule 701 under the Securities Act.

     The Company intends to register on Form S-8 under the Securities Act as soon as practicable after the effective date of the Offering, 1,116,666 shares of Common Stock issued or reserved for issuance under the Company's 1997 Incentive Plan. These registrations will be effective upon filing. As of June 30, 1997, there were outstanding options for the purchase of 828,191 shares of Common Stock. See "Management -- 1997 Incentive Plan." Shares registered and issued pursuant to such registration statement will be freely tradable except to the extent that the holders thereof are deemed to be Affiliates of the Company, in which case the transferability of such shares will be subject to the volume limitations set forth in Rule 144 under the Securities Act. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The purchasers of shares of Common Stock pursuant to the Offering will experience immediate and substantial dilution of the net tangible book value per share of Common Stock from the initial offering price. At an assumed initial public offering price of $13.00 per share, purchasers in the Offering will incur dilution of $7.72 per share. See "Dilution."

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER, BYLAW AND OTHER PROVISIONS

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and Bylaws, including the classification of the Board of Directors into three classes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of such provisions allow the Company to issue preferred stock with rights senior to those of the Common Stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), which restricts certain business combinations with any "interested stockholder" and may delay, defer or prevent a change in control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,100,000 shares of Common Stock offered by the Company hereby are estimated to be $24.2 million ($28.0 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $13.00 per share (the midpoint of the range set forth on the cover page of this Prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. During the next two years, the Company intends to spend between $5.5 million and $8.0 million on laboratory equipment and between $1.0 million and $1.5 million on information systems. These expenditures primarily will supplement and expand capabilities for existing services offered to clients. In addition, the Company intends to extend its BioTesting capacity in the United States, Scotland and Germany through expansion of existing facilities and lease and build out of new facilities and to expand its viral manufacturing capacity. The Company anticipates that these expansions will require cash outlays between $2.0 million and $3.0 million, depending on the amount of build out required for new facilities. The Company also intends to pursue further expansion of its viral manufacturing capabilities through the construction, purchase or lease of additional facilities. At the present time, the Company is not able to estimate the amount required for this purpose. The Company will use the remainder of the proceeds for working capital and other general corporate purposes, including potential acquisitions. Pending such uses, the Company intends to invest the net proceeds from the Offering in short-term United States government securities.

     As part of its business strategy, the Company reviews many acquisition candidates in the ordinary course of business, although the Company has no agreements or arrangements in place with respect to any future acquisition. There can be no assurance that the Company will complete any acquisitions. See "Risk Factors -- Acquisition Risks."

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock, and the Company's existing credit facility prohibits the payment of dividends without the prior consent of the lender. The Company does not anticipate paying any cash dividends in the foreseeable future and intends to retain future earnings for the development and expansion of its business.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at March 31, 1997 and as adjusted to reflect (i) the sale by the Company of 2,100,000 shares of Common Stock in the Offering at an assumed initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated expenses, and application of the estimated net proceeds thereof; and (ii) the Recapitalization and the Automatic Conversion of Convertible Preferred Stock into 4,778,072 shares of Common Stock. This table should be read in conjunction with the Company's audited consolidated financial statements, including the notes thereto, which appear elsewhere in this Prospectus.

                                                                                   AS OF
                                                                              MARCH 31, 1997
                                                                           ---------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                           -------   -----------
                                                                              (IN THOUSANDS)
                                                                                (UNAUDITED)
Short-term debt:
     Short-term debt.....................................................  $   900     $   900
     Current portion of bank debt........................................      719         719
     Current portion of capital lease obligations........................      819         819
                                                                           -------   ---------
          Total short-term debt..........................................  $ 2,438     $ 2,438
                                                                           =======   =========
Long-term debt:
     Bank debt, less current portion.....................................  $ 4,304     $ 4,304
     Capital lease obligations, less current portion.....................    2,398       2,398
                                                                           -------   ---------
          Total long-term debt...........................................    6,702       6,702
                                                                           -------   ---------
Stockholders' equity:
     Convertible Preferred Stock, $0.01 par value; 6,900,000 shares authorized; 6,470,121 shares issued and outstanding actual, and no
      shares issued and outstanding as adjusted..........................       65          --
     Common Stock, $0.01 par value; 15,000,000 shares authorized; 364,655 shares issued and outstanding actual, and 7,242,727 shares issued
      and outstanding as adjusted........................................        4          72
     Additional paid-in capital..........................................   20,109      44,295
     Accumulated deficit.................................................   (5,521)     (5,521)
     Equity adjustment from foreign currency translation.................     (198)       (198)
                                                                           -------   ---------
          Total stockholders' equity.....................................   14,459      38,648
                                                                           -------   ---------
          Total capitalization...........................................  $21,161     $45,350
                                                                           =======   =========

                                    DILUTION

     At March 31, 1997, the net tangible book value of the Company was $14.1 million, and the pro forma net tangible book value per share of Common Stock, assuming the Automatic Conversion, was $2.74. After giving effect to the sale by the Company of 2,100,000 shares of Common Stock in the Offering at an assumed initial public offering price of $13.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company at March 31, 1997 would have been $38.3 million or $5.28 per share, representing an immediate $7.72 per share dilution of new investors purchasing shares in the Offering.

     The following table illustrates such per share dilution.

        Assumed initial public offering price per share..............            $13.00
             Pro forma net tangible book value per share before the
               Offering(1)...........................................   $2.74
             Increase per share attributable to new investors........    2.54
                                                                        -----
        Pro forma net tangible book value per share after the
          Offering...................................................              5.28
                                                                                 ------
        Dilution per share to new investors(2).......................            $ 7.72
                                                                                 ======

---------------
(1) Pro forma net tangible book value per share of Common Stock is determined by dividing the Company's net tangible book value at March 31, 1997 of $14.1 million by the pro forma number of shares of Common Stock outstanding, assuming the Automatic Conversion.

(2) Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after the Offering from the assumed initial public offering price per share.

     The following table sets forth, on a pro forma basis as of March 31, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by new investors, based on an assumed initial public offering price of $13.00 per share and before deduction of underwriting discounts and commissions and offering expenses:

                                             SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                           --------------------    ----------------------      PRICE
                                            NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                           ---------    -------    -----------    -------    ---------
    Existing stockholders...............   5,142,727      71.0%    $20,178,000      42.5%     $  3.92
    New investors.......................   2,100,000      29.0%     27,300,000      57.5%     $ 13.00
                                           ---------     -----     -----------     -----
              Total.....................   7,242,727     100.0%    $47,478,000     100.0%
                                           =========     =====     ===========     =====

     The foregoing tables assume no exercise of any outstanding stock options. At June 30, 1997, there were outstanding options to purchase 828,191 shares of Common Stock at a weighted average exercise price of $2.47 per share. To the extent such options are exercised, there will be further dilution to the new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below for the five years ended December 31, 1996 has been derived from the Company's consolidated financial statements, audited by Price Waterhouse LLP, independent accountants. Consolidated balance sheets at December 31, 1995 and 1996 and the related consolidated statements of income, of stockholders' equity and of cash flows for the three years ended December 31, 1996 and notes thereto appear elsewhere in this Prospectus. The selected consolidated financial data at March 31, 1997 and for the three months ended March 31, 1996 and 1997 have been derived from the Company's unaudited consolidated financial statements and include, in the opinion of management, all normal recurring adjustments necessary for a fair presentation of the data for such periods. The operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1997. The selected consolidated financial data for the years ended December 31, 1992 and 1993 and as of December 31, 1994 have been derived from the Company's audited consolidated financial statements which have not been included in this Prospectus. The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited consolidated financial statements and related notes appearing elsewhere in this Prospectus.

                                                                                                            THREE MONTHS
                                                               YEAR ENDED DECEMBER 31,                     ENDED MARCH 31,
                                                -----------------------------------------------------     -----------------
                                                 1992       1993       1994        1995       1996(1)      1996      1997
                                                -------    -------    -------     -------     -------     ------    -------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue......................................   $16,422    $22,207    $28,094     $30,078     $37,682     $7,599    $11,781

Cost of sales................................    13,093     15,248     19,094      20,570      24,860      5,397      7,442
Selling, general and administrative
  expenses...................................     4,577      4,704      5,947       7,071       7,852      1,764      2,635
Research and development expenses............       308        236        354       1,012       1,110        272        303
Nonrecurring charge..........................        --         --         --          --         696(2)      --         --
                                                -------    -------    -------     -------     -------     ------    -------
         Total expenses......................    17,978     20,188     25,395      28,653      34,518      7,433     10,380
                                                -------    -------    -------     -------     -------     ------    -------
Income (loss) from operations................    (1,556)     2,019      2,699       1,425(3)    3,164        166      1,401
Interest and other expenses, net.............       398        297        439         524         816        158        200
                                                -------    -------    -------     -------     -------     ------    -------
Income (loss) before income taxes............    (1,954)     1,722      2,260         901       2,348          8      1,201
Benefit from (provision for) income taxes....        --        (62)     2,192(4)     (243)       (846)        (3)      (511)
                                                -------    -------    -------     -------     -------     ------    -------
Net income (loss)............................    (1,954)     1,660      4,452         658       1,502(5)       5        690
Preferred stock dividends(6).................      (139)        --         --        (139)         --        (35)        --
                                                -------    -------    -------     -------     -------     ------    -------
Net income (loss) available to common
  stockholders...............................   $(2,093)   $ 1,660    $ 4,452     $   519     $ 1,502     $  (30)   $   690
                                                =======    =======    =======     =======     =======     ======    =======
Net income (loss) per common and common
  equivalent share...........................   $ (5.35)   $  0.42    $  0.86     $  0.11     $  0.26(5)  $(0.07)   $  0.12
                                                =======    =======    =======     =======     =======     ======    =======
Weighted average common and common equivalent
  shares outstanding(6)......................       391      3,981      5,200       4,767       5,802        412      5,875
                                                =======    =======    =======     =======     =======     ======    =======

                                                                                                                   AS OF
                                                                       AS OF DECEMBER 31,                        MARCH 31,
                                                     -------------------------------------------------------     ---------
                                                      1992        1993        1994        1995        1996         1997
                                                     -------     -------     -------     -------     -------     ---------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................  $   489     $   570     $ 1,676     $   693     $ 2,965      $ 3,571
Working capital (deficit)..........................   (2,270)        (76)      5,326       4,963       5,415        4,146
Total assets.......................................   12,267      14,110      23,551      24,938      35,827       35,748
Long-term debt.....................................    2,484         810       4,694       6,189       8,982        6,702
Stockholders' equity...............................    3,597       6,928      11,452      12,121      14,091       14,459

---------------
(1) In July 1996, the Company acquired all of the shares of common stock of BIOMEVA. The acquisition has been accounted for by the purchase method and, accordingly, BIOMEVA's results of operations have been included in the consolidated financial statements since the date of acquisition. See Note 2 of Notes to Consolidated Financial Statements.

(2) Nonrecurring charge represents a charge of $0.7 million ($0.4 million after income taxes) in connection with the settlement of a dispute with a landlord relating to the termination of a lease. See Note 8 of Notes to Consolidated Financial Statements.

(3) Income from operations includes the effect of $1.3 million of first-year expenses for BioAnalytical Services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) The benefit from income taxes in 1994 includes the effect of a tax benefit of approximately $2.2 million, which primarily is attributable to a decrease in the valuation allowance for deferred tax assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) On a pro forma basis, assuming that the acquisition of BIOMEVA occurred on January 1, 1996, and excluding the effect of the nonrecurring charge, net income and net income per common and common equivalent share in 1996 would have been $1.8 million and $0.31, respectively.

(6) In each period where the conversion of outstanding Convertible Preferred Stock would have been anti-dilutive, such stock has been excluded from the weighted average common and common equivalent shares outstanding and accumulated dividends on such stock have been deducted from net income for purposes of calculating net income (loss) per common and common share equivalent.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     BioReliance is a leading CRO providing nonclinical testing and contract manufacturing services for biologics to biotechnology and pharmaceutical companies worldwide. The Company, founded in 1947 as Microbiological Associates, Inc., believes that it is the largest provider of outsourcing services focused on the rapidly growing biologics sector of the pharmaceutical industry. The Company provides two types of contract services, BioTesting Services and BioManufacturing Services, each of which spans the product cycle from early preclinical development through licensed production.

     The Company recently has made significant investments to broaden the services it offers. In 1995, to augment its BioTesting Services and in anticipation of new FDA regulations relating to biologics, the Company invested in equipment and in marketing, sales, research and development to begin offering BioAnalytical Services. In 1996, to complement its existing viral manufacturing capabilities and to strengthen its European presence, the Company added the capability to manufacture microbial fermentation products by acquiring BIOMEVA, an established contract manufacturer located in Heidelberg, Germany. The Company purchased BIOMEVA for an aggregate of $3.3 million, including $3.1 million paid in cash and the issuance of 23,333 shares of Common Stock, and accounted for the acquisition as a purchase. BioTesting Services and BioManufacturing Services accounted for 86% and 14%, respectively, of the Company's revenue in 1996. On a pro forma basis, assuming that the acquisition of BIOMEVA took place on January 1, 1996, BioTesting Services and BioManufacturing Services accounted for 83% and 17%, respectively, of the Company's revenue in 1996.

     The Company's revenue has grown from $16.4 million in 1992 to $37.7 million in 1996. In 1996 the Company realized record revenue and income from operations. Revenue also increased in 1995; however, operating income was affected adversely by $1.3 million of first-year expenses for BioAnalytical Services, which generated only minimal revenue.

     The Company derived 90% and 87% of its revenue from commercial contracts in 1996 and 1995, respectively. Commercial contracts are either fixed price or fixed rate, and their terms range from under a week to three or more years. In 1996 and 1995, 87% and 91%, respectively, of the Company's revenue from commercial contracts was derived from contracts accounted for using the percentage-of-completion method, and the remainder was derived from contracts accounted for using the completed-contract method. On a pro forma basis, assuming that the acquisition of BIOMEVA occurred on January 1, 1996, 83% of the Company's revenue from commercial contracts would have been derived from contracts accounted for using the percentage-of-completion method. The choice of the method depends on the nature and duration of the contract. BioTesting services are accounted for using the percentage-of-completion method, except for those services that are generally completed within three days which are accounted for using the completed-contract method. BioManufacturing services providing for the delivery of products are accounted for using the completed-contract method, while all other BioManufacturing services are accounted for using the percentage-of-completion method. Management believes that the use of the completed-contract method of accounting has not to date had a material effect on the Company's earnings trends.

     Clients generally are invoiced either as work is completed or, for contracts in excess of $30,000, with a payment at the commencement of the services and progress payments based on defined milestones. Contracts may be terminated for a variety of reasons, including the client's decision to forego a particular study or to cancel a particular product development program, the failure of a clinical trial, or unexpected or undesired results of product testing. Generally, service contracts may be canceled by the client upon notice, with a partial charge commensurate with the percentage of work completed at the time of cancellation. The Company has a diversified commercial client base, providing services to over 600 clients during 1996. The Company's ten largest commercial clients by contract revenue accounted for 27% of the Company's revenue during 1996. On a pro forma basis assuming that the acquisition of BIOMEVA occurred on January 1, 1996, the Company's ten largest commercial clients by contract revenues accounted for 30% of the Company's consolidated revenue during 1996. With respect to eight of these clients, the Company's revenues were derived from multiple contracts. No commercial client accounted for more than 5% of the Company's consolidated revenue in 1996.

     The Company derived 10% and 13% of its consolidated revenue from government contracts in 1996 and 1995, respectively, with one government contract accounting for 5% of consolidated revenue in 1996. Government contracts generally are cost-plus-fixed-fee and have terms of three to five years. Revenue from government contracts is recognized in an amount equal to reimbursable costs plus a pro rata portion of the contract fee.

     For both BioTesting and BioManufacturing Services, the major components of cost of sales are labor and related fringe benefits; facilities, primarily rent or depreciation, utilities and maintenance; direct materials; overhead costs, such as travel, office expenses and employee-related expenses; and subcontracted costs. Cost of sales includes these expenses for laboratories directly providing the services and for supporting services departments, principally regulatory affairs, quality assurance and quality control. As a portion of the total cost of sales, labor and materials costs are greater and facilities costs are less for BioTesting Services than for BioManufacturing Services. Increased revenue from quarter to quarter will tend to improve gross margin more for BioManufacturing Services than for BioTesting Services due to the leverage achieved from the relatively fixed nature of facilities costs. In order to provide new services from time to time, the Company may be required to expend amounts for labor and equipment that may have an adverse impact on margins.

     Selling, general and administrative expense and research and development expense consist primarily of labor and related fringe benefits, indirect materials and travel.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain income statement data as a percentage of revenue. The trends illustrated in this table may not be indicative of future results.

                                                                                    THREE MONTHS
                                                                                       ENDED
                                                        YEAR ENDED DECEMBER 31,       MARCH 31,
                                                        -----------------------    --------------
                                                        1994     1995     1996     1996     1997
                                                        -----    -----    -----    -----    -----
    Revenue..........................................   100.0%   100.0%   100.0%   100.0%   100.0%
    Cost of sales....................................    68.0     68.4     66.0     71.0     63.2
    Selling, general and administrative..............    21.2     23.5     20.8     23.2     22.4
    Research and development.........................     1.2      3.4      2.9      3.6      2.5
    Nonrecurring charge..............................      --       --      1.9       --       --
                                                        -----    -----    -----    -----    -----
         Total expenses..............................    90.4     95.3     91.6     97.8     88.1
                                                        -----    -----    -----    -----    -----
    Income from operations...........................     9.6      4.7      8.4      2.2     11.9
    Interest and other expense, net..................     1.6      1.7      2.2      2.1      1.7
                                                        -----    -----    -----    -----    -----
    Income before income taxes.......................     8.0      3.0      6.2      0.1     10.2
    Benefit from (provision for) income taxes........     7.8     (0.8)    (2.2)     0.0     (4.6)
                                                        -----    -----    -----    -----    -----
    Net income.......................................    15.8%     2.2%     4.0%     0.1%     5.6%
                                                        =====    =====    =====    =====    =====

  QUARTER ENDED MARCH 31, 1997 COMPARED WITH QUARTER ENDED MARCH 31, 1996

     Revenue was $11.8 million in the quarter ended March 31, 1997, an increase of 55.0% over revenue of $7.6 million in the quarter ended March 31, 1996, reflecting growth in both BioTesting and BioManufacturing Services. The increase in BioTesting Services was attributable to volume growth in BioSafety Testing and BioTrials Services and, to a lesser extent, BioAnalytical Services. The growth in BioManufacturing Services was due to the inclusion of $1.1 million of revenue derived from BIOMEVA in the quarter ended March 31, 1997 with no corresponding BIOMEVA revenue in the quarter ended March 31, 1996, reflecting the timing of BIOMEVA's acquisition in July 1996, and to volume increases in the MAGENTA viral production business. BioTesting Services and BioManufacturing Services accounted for 82% and 18%, respectively, of the Company's revenue in the quarter ended March 31, 1997.

     Cost of sales was $7.4 million in the quarter ended March 31, 1997, an increase of 37.9% over the cost of sales of $5.4 million in the quarter ended March 31, 1996. As a percentage of revenue, cost of sales decreased to 63.2% from 71.0% and gross margin increased to 36.8% from 29.0% in the quarter ended March 31, 1997 compared to the quarter ended March 31, 1996, respectively. The resulting improvement in gross margin primarily was due to high incremental margins for BioTrials and the MAGENTA viral production business and to the inclusion of BIOMEVA in the quarter ended March 31, 1997, with no corresponding amounts in the prior year period.

     Selling, general and administrative expense was $2.6 million in the quarter ended March 31, 1997, an increase of 49.4% over expense of $1.8 million in the quarter ended March 31, 1996. The increase was due to additional sales and administrative personnel, additional software and depreciation expenses for information systems, increased commissions on international sales and the inclusion of administrative expense for BIOMEVA in the quarter ended March 31, 1997, with no corresponding expense in the quarter ended March 31, 1996. As a percentage of revenue, selling, general and administrative expense declined in the quarter ended March 31, 1997 from the quarter ended March 31, 1996.

     Research and development expense was $303,000 in the quarter ended March 31, 1997, an increase of 11.4% over research and development expense of $272,000 in the quarter ended March 31, 1996. The increase primarily was due to charges for laboratory facilities and materials, particularly for MAGENTA development.

     Operating income was $1.4 million in the quarter ended March 31, 1997, an increase of 744.0% over operating income of $0.2 million in the quarter ended March 31, 1996. The increase primarily was due to improvements in gross margins and, to a lesser extent increases in selling, general and administrative and research and development expenses at a rate lower than the increase in revenue.

     Net interest and other expense was $200,000 in the quarter ended March 31, 1997, an increase of 26.6% over net interest and other expense of $158,000 in the quarter ended March 31, 1996. The increase primarily was related to new borrowings to finance the acquisition of BIOMEVA in 1996, a portion of which was repaid on March 28, 1997.

     The provision for income taxes was $511,000 in the quarter ended March 31, 1997, compared to the provision of $3,000 in the quarter ended March 31, 1996. The effective tax rate was 42.5% in the quarter ended March 31, 1997 and 37.5% in the quarter ended March 31, 1996. The higher effective tax rate in the quarter ended March 31, 1997 was attributable primarily to income generated by BIOMEVA, which was taxed at German rates that are higher than the United States rates, and to nondeductible depreciation associated with the BIOMEVA acquisition.

     Net income was $690,000 in the quarter ended March 31, 1997, compared to net income of $5,000 in the quarter ended March 31, 1996. The improvement was due to increased revenue, improved gross margins and growth in other expenses at a rate less than the growth in revenue.

  YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Revenue was $37.7 million in 1996, an increase of 25.3% over revenue of $30.1 million in 1995, reflecting increases in both BioTesting and BioManufacturing Services. The growth in revenue for BioTesting Services primarily was due to volume growth in BioSafety Testing and BioAnalytical Services. The growth in revenue for BioManufacturing Services was due to volume and price increases in new viral production business for MAGENTA and the inclusion of $1.8 million of revenue derived from BIOMEVA's results since its acquisition in July 1996. BioTesting Services and BioManufacturing Services accounted for 86% and 14%, respectively, of the Company's revenue in 1996. On a pro forma basis, assuming the acquisition of BIOMEVA took place on January 1, 1996, BioTesting Services and BioManufacturing Services accounted for 83% and 17%, respectively, of the Company's revenue in 1996.

     Cost of sales was $24.9 million in 1996, an increase of 20.9% over cost of sales of $20.6 million in 1995. As a percentage of revenue, cost of sales decreased to 66.0% from 68.4% and gross margin increased to 34.0% from 31.6% in 1996 compared to 1995. This improvement in gross margin primarily was attributable to the high incremental margins contributed by growth in revenues from BioAnalytical and BioManufacturing Services.

     Selling, general and administrative expense was $7.9 million in 1996, an increase of 11.0% over expense of $7.1 million in 1995. The increase was due to additional administrative employees and increases in legal and consulting fees, depreciation on information systems, and administrative expense for BIOMEVA, for which there was no corresponding expense in 1995. As a percentage of revenue, selling, general and administrative expense declined in 1996 from 1995.

     Research and development expense was $1.1 million in 1996, an increase of 9.7% over expense of $1.0 million in 1995. The increase primarily was attributable to development of new techniques for BioManufacturing Services.

     In 1996, the Company incurred a nonrecurring charge against operations of $696,000 in connection with the Company's settlement of a dispute with a landlord relating to the termination of a lease.

     Operating income was $3.2 million in 1996, an increase of 122.0% over operating income of $1.4 million in 1995. This increase was due to both an improvement in gross margin and a reduction, as a percentage of revenue, in selling, general and administrative and research and development expenses.

     Net interest and other expense was $0.8 million, an increase of 55.7% over expense of $0.5 million in 1995. The increase was primarily related to new borrowings to finance the acquisition of BIOMEVA.

     The provision for income taxes was $0.8 million in 1996, an increase of 248.1% over a provision of $0.2 million in 1995. The effective tax rate was 36.0% in 1996 and 27.0% in 1995. The increase in the effective tax rate from 1995 to 1996 primarily was attributable to 1996 income generated by BIOMEVA, which was taxed at German rates which were higher than the United States federal tax rate, and a lower effective tax rate in 1995 due to a decrease in the valuation allowance for deferred tax assets as a result of improved profitability of the Company's operations in the United Kingdom.

     Net income was $1.5 million in 1996 (including the $0.4 million after-tax effect of the nonrecurring charge), an increase of 128.3% over net income of $0.7 million in 1995. This increase was due to improvement in operating margin, which more than offset increases in interest and other expenses and in income taxes.

  YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

     Revenue was $30.1 million in 1995, an increase of 7.1% over revenue of $28.1 million in 1994. This increase was attributable to volume growth and price increases in BioSafety Testing, offset in part by reductions in revenue for BioTrials as a result of the loss of certain of the Company's clients following their acquisition by third parties, delays in funding of government contracts and interruptions in ongoing contract work due to unexpected delays in the construction of a new BioTesting facility.

     Cost of sales was $20.6 million in 1995, an increase of 7.7% over cost of sales of $19.1 million in 1994. As a percentage of revenue, cost of sales increased to 68.4% from 68.0% and gross margin decreased to 31.6% from 32.0% in 1995 as compared to 1994, due primarily to the start-up of BioAnalytical Services and a reduction in revenue for BioTrials.

     Selling, general and administrative expense was $7.1 million in 1995, an increase of 18.9% over expense of $5.9 million in 1994. The increase primarily was attributable to expanded sales and marketing programs.

     Research and development expense was $1.0 million in 1995, an increase of 185.9% over expense of $0.4 million in 1994. The increase in expense was for the development of new assays for BioSafety Testing and BioTrials.

     Operating income was $1.4 million in 1995, a decrease of 47.2% from operating income of $2.7 million in 1994. This decrease primarily was due to the reduction in revenue in BioTrials and the first-year expenses of $1.3 million for BioAnalytical Services. On a pro forma basis without these first-year expenses, operating income would have been $2.7 million in 1995 compared to $2.7 million in 1994.

     Net interest and other expense was $0.5 million in 1995, an increase of 19.4% over expense of $0.4 million in 1994. The increase primarily was due to higher borrowing levels to finance expansion of the Company's operations.

     The provision for income taxes was $0.2 million in 1995 compared to a tax benefit of $2.2 million in 1994. The 1994 tax benefit of $2.2 million resulted primarily from the recognition of tax benefits of net operating loss and tax credit carryforwards based upon improved profitability of operations in the United States and management's determination that it was more likely than not that the related tax benefits would be realized.

     Net income was $0.7 million in 1995, a decrease of 85.2% from net income of $4.5 million in 1994. This decrease primarily was due to an increase in income taxes, reflecting the significant impact of an income tax benefit in 1994, and the previously discussed reduction in operating margin.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has funded its business through cash flows from operating activities, private placements of debt and equity securities, long-term bank loans and capital leases. At March 31, 1997, the Company had cash and cash equivalents of $3.6 million, compared to cash and cash equivalents of $3.0 million and $0.7 million at December 31, 1996 and 1995, respectively.

     The Company generated cash flows from operations of $2.3 million during the three months ended March 31, 1997, compared to cash flows from operations of $0.1 million for the three months ended March 31, 1996. Net income, as adjusted for depreciation and amortization and deferred income taxes provided $2.0 million and $0.4 million in the quarter ended March 31, 1997 and the quarter ended March 31, 1996, respectively. Changes in other assets and liabilities provided additional cash flows from operations in the quarter ended March 31, 1997, but used cash in the quarter ended March 31, 1996. The increase in depreciation and amortization from the quarter ended March 31, 1996 to the quarter ended March 31, 1997 was due to the addition of BIOMEVA and the expansion of the Company's laboratory facilities throughout 1996. Working capital decreased to $4.2 million at March 31, 1997, compared to $5.4 million at December 31, 1996. The decrease in the quarter ended March 31, 1997 was due primarily to an increase in accounts payable (principally amounts payable in connection with the Offering) and a reduction in prepaid expenses for BIOMEVA.

     During 1996, 1995 and 1994, the Company generated cash flows from operations of $4.5 million, $1.6 million and $1.6 million, respectively. Net income, as adjusted for the non-cash components of depreciation and amortization and deferred income taxes, was the primary contributor to the cash flows in each of these years. The increase in depreciation and amortization from 1994 to 1996 reflects the expansion of the Company's laboratory facilities and the related equipment, including the opening of a new 49,000 square foot BioTesting facility in November 1995. Working capital increased to $5.4 million in 1996, compared to $5.0 million in 1995. The increase in 1996 primarily was due to growth in accounts receivable offset in part by customer advances.

     The Company invested $0.2 million in capital expenditures in the three months ended March 31, 1997, compared to $0.6 million in the three months ended March 31, 1996. The reduction in 1997 was a matter of timing of expenditures rather than a trend to lower amounts.

     The Company invested $2.8 million, $4.6 million and $2.9 million in capital expenditures (including expenditures financed through capital leases) during 1996, 1995 and 1994, respectively. Major facility expansions were made in 1995 to build out BioTesting Services laboratories.

     The Company financed the acquisition of BIOMEVA in July 1996 and obtained additional funds for working capital and expansion of its business through a loan with NationsBank, N.A. ("NationsBank") in the amount of $1.8 million and a subordinated note from Sidney R. Knafel, the Company's majority stockholder, in the amount of $1.9 million, which was repaid on March 28, 1997. The NationsBank loan requires monthly principal payments of $30,000.

     In December 1993, the Company entered into a loan agreement with NationsBank to refinance $1.6 million of outstanding indebtedness and to fund the expansion of the Company's business. In December 1994, this loan agreement was modified to provide for term loan financing in the amount of $4.3 million with a maturity date of November 30, 1999 (the "Mortgage Loan"). The Mortgage Loan is secured by a deed of trust on the Company's facility in Rockville, Maryland and a first security interest in all of its tangible and intangible assets, exclusive of certain leasing activities. It requires monthly principal payments of $30,000 and bears interest, at the Company's election, at either (a) the bank's prime rate plus 0.25% or (b) the London Inter-Bank Offering Rate (LIBOR) plus 2.5%. In May 1995, the Company entered into an interest rate swap agreement whereby the variable interest rate on the Mortgage Loan was converted into a fixed rate of 9.05% per annum. Amounts to be paid or received under the interest rate swap agreement are recognized as interest income or expense in the periods in which they accrue. At June 30, 1997, $3.4 million was outstanding under the Mortgage Loan.

     In addition to the Mortgage Loan, to meet its short-term liquidity needs, the Company has a revolving loan agreement with NationsBank with a maximum available balance, based on a percentage of eligible billed receivables as defined in the loan agreement, not to exceed $1.0 million. The Company is required to pay a quarterly commitment fee equal to 0.25% of the average unused portion of the revolving bank loan during the previous quarter. Borrowings under this revolving loan agreement bear interest at the bank's prime rate plus 0.5% per annum. At June 30, 1997, there were no borrowings outstanding under the revolving loan agreement. This revolving loan agreement expires in August 1997, and the Company intends to complete renegotiation of the agreement before that date.

     The Company's loan agreements are cross collateralized and are secured by all of the Company's assets, excluding certain leased assets. The loan agreements require the Company to meet certain covenants and provide restrictions on certain leasing activities and the payment of dividends.

     At May 20, 1997, the Company had commitments to spend $0.5 million for expansion of BioTesting and BioManufacturing facilities in Germany and an additional $0.4 million for computer equipment. During the next two years, the Company intends to spend between $5.5 million and $8.0 million on laboratory equipment and between $1.0 million and $1.5 million on information systems. These expenditures primarily will supplement and expand capabilities for existing services offered to clients. In addition, the Company intends to extend its BioTesting capacity in the United States, Scotland and Germany through expansion of existing facilities and lease and build out of new facilities and to expand its viral manufacturing capacity. The Company anticipates that these expansions will require cash outlays between $2.0 million and $3.0 million, depending on the amount of build out required for new facilities. The Company also intends to pursue further expansion of its viral manufacturing capabilities through the construction, purchase or lease of additional facilities. At the present time, the Company is not able to estimate the amount required for this purpose.

     The Company expects to continue expanding its operations through internal growth, geographic expansion and possibly strategic acquisitions. The Company expects that such activities will be funded from existing cash and cash equivalents, cash flows from operations, bank borrowing, lease financing and the net proceeds from the Offering. Although the Company has no agreements or arrangements in place with respect to any future acquisition, there may be acquisition or other growth opportunities that require additional external financing, and the Company may, from time to time, seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurances that such financing will be available on terms acceptable to the Company.

     Based on its current operating plan, the Company believes that available cash, together with cash flows from operations and borrowings under its credit agreement, will be sufficient to meet its foreseeable cash needs. The net proceeds from the Offering will be used for additional long-term growth and expansion.

RECENT OPERATING RESULTS



     Revenue was $12.6 million in the quarter ended June 30, 1997, an increase of 45.7% over revenue of $8.6 million in the quarter ended June 30, 1996, reflecting growth in both BioTesting and BioManufacturing Services. The increase in BioTesting Services was attributable to volume growth in BioSafety Testing and, to a lesser extent, BioTrials and BioAnalytical Services. The growth in BioManufacturing Services primarily was due to the inclusion of $1.0 million of revenue derived from BIOMEVA in the quarter ended June 30, 1997 with no corresponding revenue in the quarter ended June 30, 1996, reflecting the timing of BIOMEVA's acquisition in July 1996, and to volume increases in MAGENTA Corporation.



     Operating income was $2.0 million in the quarter ended June 30, 1997, an increase of 250.0% over operating income of $566,000 in the quarter ended June 30, 1996. The increase primarily was due to the significant revenue growth, margin improvement for BioSafety Testing Services and the acquisition of BIOMEVA.



     Net income was $1.1 million and earnings per share were $0.18 in the quarter ended June 30, 1997, an increase of 379.3% and 350.0%, respectively, over net income of $227,000 and earnings per share of $0.04 in the quarter ended June 30, 1996.

QUARTERLY RESULTS

     The following table sets forth unaudited quarterly operating results for the nine quarters ended March 31, 1997. The Company believes that all necessary adjustments, consisting only of normal, recurring adjustments, have been included in the amounts below to present fairly the quarterly results when read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                      QUARTERS ENDED
                         --------------------------------------------------------------------------------------------------------
                         MAR. 31,    JUNE 30,    SEP. 30,    DEC. 31,    MAR. 31,    JUNE 30,    SEP. 30,    DEC. 31,    MAR. 31,
                           1995        1995        1995        1995        1996        1996        1996        1996        1997
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue................   $7,866      $7,602      $7,616      $6,994      $7,599      $8,635      $9,228     $ 12,220    $11,781
Cost of sales..........    5,183       5,178       5,206       5,003       5,397       5,714       6,158        7,591      7,442
Selling, general and
  administrative
  expense..............    1,817       1,689       1,774       1,791       1,764       1,787       1,953        2,348      2,635
Research and
  development expense..      186         252         297         277         272         307         248          283        303
Nonrecurring charge....       --          --          --          --          --         261         160          275         --
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
        Total
          expenses.....    7,186       7,119       7,277       7,071       7,433       8,069       8,519       10,497     10,380
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
Income (loss) from
  operations...........      680         483         339         (77)        166         566         709        1,723      1,401
Interest and other
  expense, net.........      102         139          77         206         158         174         249          235        200
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
Income (loss) before
  income taxes.........      578         344         262        (283)          8         392         460        1,488      1,201
Benefit from (provision
  for) income taxes....     (229)       (136)       (104)        226          (3)       (165)       (205)        (473)      (511)
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
Net income (loss)......      349         208         158         (57)          5         227         255        1,015        690
Preferred stock
  dividends(1).........       --         (35)        (35)        (35)        (35)        (35)        (35)          --         --
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
Net income (loss)
  available to common
  stockholders(2)......   $  349      $  173      $  123      $  (92)     $  (30)     $  192      $  220     $  1,015    $   690
                         =======     =======      ======      ======     =======     =======      ======      =======    =======
Net income (loss) per
  common and common
  equivalent
  share(2).............   $ 0.07      $ 0.04      $ 0.03      $(0.22)     $(0.07)     $ 0.04      $ 0.04     $   0.17    $  0.12
                         =======     =======      ======      ======     =======     =======      ======      =======    =======
Weighted average common
  and common equivalent
  shares
  outstanding(1)(2)....    5,343       4,763       4,767         412         412       5,156       5,180        5,838      5,875
                         =======     =======      ======      ======     =======     =======      ======      =======    =======

---------------
(1) The significant fluctuations in weighted average common and common equivalent shares outstanding for the four quarters ended March 31, 1996 are not attributable to changes in the capitalization of the Company in those periods. However, as required by generally accepted accounting principles, outstanding shares of the Company's Convertible Preferred Stock have been excluded from weighted average common and common equivalent shares in each period where the effect of including such common equivalent shares would have been anti-dilutive (i.e., would have increased net income or decreased net loss per common and common equivalent share). In addition, although no dividends have been or will be paid by the Company prior to the completion of the Offering, accumulated dividends on the Series B Convertible Preferred Stock have been deducted from net income (loss) for the purpose of computing net income (loss) available to common stockholders for those periods in which the assumed conversion of such Convertible Preferred Stock is anti-dilutive.

(2) Upon the closing of the Offering, all outstanding shares of the Company's Convertible Preferred Stock will convert automatically into shares of Common Stock. On a pro forma basis, assuming the Convertible Preferred Stock was converted into shares of Common Stock as of January 1, 1995 and excluding the effect of the nonrecurring charge, the earnings per share data for the periods indicated above would have been as follows:

                                                                      QUARTERS ENDED
                         --------------------------------------------------------------------------------------------------------
                         MAR. 31,    JUNE 30,    SEP. 30,    DEC. 31,    MAR. 31,    JUNE 30,    SEP. 30,    DEC. 31,    MAR. 31,
                           1995        1995        1995        1995        1996        1996        1996        1996        1997
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss)
  available to common
  stockholders.........   $  349      $  173      $  123      $  (92)     $  (30)     $  192      $  220     $  1,015    $   690
Pro forma adjustments:
    Preferred stock
      dividends........       --          35          35          35          35          35          35           --         --
    Nonrecurring
      charge, net of
      tax..............       --          --          --          --          --         151          89          176         --
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
Pro forma net income
  (loss) available to
  common stockholders..   $  349      $  208      $  158      $  (57)     $    5      $  378      $  344     $  1,191    $   690
                         =======     =======      ======      ======     =======     =======      ======      =======    =======
Net income (loss) per
  common and common
  equivalent share.....   $ 0.07      $ 0.04      $ 0.03      $(0.01)     $   --      $ 0.07      $ 0.06     $   0.20    $  0.12
                         =======     =======      ======      ======     =======     =======      ======      =======    =======
Weighted average common
  and common equivalent
  shares outstanding...    5,343       5,378       5,396       5,414       5,787       5,797       5,831        5,838      5,875
                         =======     =======      ======      ======     =======     =======      ======      =======    =======

     The Company's quarterly revenues in 1995 were adversely affected by reductions in revenue for BioTrials beginning in the second quarter as a result of the loss of certain of the Company's clients following their acquisition by third parties. Quarterly revenues in the third and fourth quarters of 1995 also were adversely affected by delays in funding of government contracts and interruptions in ongoing contract work due to unexpected delays in the construction of a new BioTesting facility.

     The Company's revenue, income from operations and net income historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. Quarterly operating results can fluctuate as a result of a number of factors, including the commencement, delay, cancellation or completion of contracts; the mix of BioTesting and BioManufacturing Services; the timing of start-up expenses for new laboratories; the timing and integration of acquisitions; changes in regulations related to biologics and seasonal slowdowns in Europe during the summer months. The Company believes that comparisons of its quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Risk Factors -- Variation in Quarterly Operating Results."

FOREIGN CURRENCY

     The accounts of the Company's international subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated into United States dollars at period-end exchange rates, and revenue and expense accounts are translated at average monthly exchange rates. Net exchange gains and losses resulting from such translations are excluded from net income and are accumulated in a separate component of stockholders' equity.

     Since the revenues and expenses of the Company's international operations generally are denominated in local currencies, exchange rate fluctuations between such local currencies and the United States dollar will subject the Company to currency translation risk with respect to the reported results of its international operations as well as to risks sometimes associated with international operations. The Company derived 15% of its revenue for 1996 from services performed outside of the United States. On a pro forma basis assuming the acquisition of BIOMEVA had been consummated on January 1, 1996, 19% of the Company's revenue for 1996 was derived from services performed outside of the United States. In addition, the Company may be subject to currency risk when the Company's service contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts. There can be no assurance that the Company will not experience fluctuations in financial results from the Company's operations outside the United States, and there can be no assurance the Company will be able, contractually or otherwise, to reduce the currency risks associated with its operations. Although, at the present time, the Company does not use derivative financial instruments to manage or control foreign currency risk, there can be no assurance that the Company will not use such financial instruments in the future or that any such use will be successful in managing or controlling foreign currency risk.

     The revenue and identifiable assets attributable to the Company's geographic segments are reported in Note 11 of Notes to Consolidated Financial Statements.

INFLATION

     The Company believes the effects of inflation generally do not have a material impact on its operations or financial condition.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENT

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). This statement establishes standards for computing and presenting earnings per share ("EPS"), simplifying previous standards for computing EPS and making them comparable to international standards. It replaces the presentation of primary EPS with a presentation of basic EPS, and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. SFAS 128 requires restatement of all prior period earnings per share data presented, and is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Earlier application is not permitted.

     The Company will adopt this statement during the fourth quarter of 1997, as required. Accordingly, all prior period EPS data will be restated. To illustrate the effect of adoption, the Company has elected to disclose pro forma basic and diluted EPS amounts computed using SFAS 128, as permitted by the standard. The pro forma basic EPS and diluted EPS for each of the five years in the period ended December 31, 1996 are set forth below:

                                                           YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------
                                                    1992    1993     1994    1995    1996
                                                   ------   -----   ------   -----   -----
        Basic earnings per share.................  $(5.35)  $3.89   $10.96   $1.29   $3.22
                                                   ------   -----   ------   -----   -----
        Diluted earnings per share...............  $(5.35)  $0.42   $ 0.86   $0.11   $0.26
                                                   ======   =====   ======   =====   =====

                                    BUSINESS

GENERAL

     BioReliance is a leading CRO providing nonclinical testing and contract manufacturing services for biologics to biotechnology and pharmaceutical companies worldwide. The Company, founded in 1947 as Microbiological Associates, Inc., believes that it is the largest provider of outsourcing services focused on the rapidly growing biologics sector of the pharmaceutical industry. In 1996, the Company provided services to over 600 clients, including 22 of the 25 largest pharmaceutical companies in the world by revenue and 18 of the 25 largest public biopharmaceutical companies in the United States by market capitalization. The Company's revenue has increased in each of the last four years, growing from $16.4 million in 1992 to $37.7 million in 1996, including $1.8 million attributable to the acquisition of BIOMEVA in July 1996.

     The Company provides two types of contract services, BioTesting Services and BioManufacturing Services, each of which spans the product cycle from early preclinical development through licensed production. BioTesting Services and BioManufacturing Services accounted for 86% and 14%, respectively, of the Company's revenue in 1996. On a pro forma basis, assuming that the acquisition of BIOMEVA occurred on January 1, 1996, BioTesting Services and BioManufacturing Services accounted for 83% and 17%, respectively, of the Company's revenue in 1996.

     Established biotechnology and pharmaceutical companies outsource to CROs to streamline product development and reduce time to market. Early stage companies outsource for the same reasons and also may lack the staff, expertise and financial resources to conduct many aspects of product development in-house. BioReliance's services and broad experience provide all of its clients with a variable cost alternative to the fixed costs associated with internal biologic development and manufacture.

     BioReliance believes that it is well positioned to benefit from the biologics CRO opportunity. The Company has a strong reputation for providing high quality biologics development services, and has a decades-long record of supporting successful regulatory submissions with hundreds of clients worldwide. It has introduced numerous innovations in biotesting and biomanufacturing under strict regulatory guidelines, earning a reputation for quality and dependability with both clients and regulatory authorities that cannot be duplicated with technical and financial resources alone. Unlike many of its competitors, the Company has an international presence with European facilities in both BioTesting and BioManufacturing.

COMPANY BACKGROUND

     The Company has been a leader for almost 50 years in working with companies and government agencies to support the development of safe and effective products. In the 1950s, the Company supported development and production of the first polio vaccines by the United States government and the National Foundation for Infantile Paralysis. In the 1960s, the Company supported the National Aeronautics and Space Administration (NASA) in development of safety testing protocols for samples brought from the lunar surface. The Company's early work and recognized expertise in virus detection techniques led to a collaboration during the early 1980s with Genentech, Inc. to establish the original biosafety testing program for the first licensed therapeutic product derived from mammalian cells (Activase(R)). The Company leveraged its cutting-edge technologies into developing biotesting programs for other companies developing biologics, including the first licensed therapeutic monoclonal antibody (Ortho Pharmaceutical's Orthomune OKT(R)3). The Company also tested the first genetically engineered microbial pesticide approved by the EPA for field trials (Bacillus thuringiensis). During the 1990s, the Company developed testing protocols and evaluated the first gene therapy products allowed into human clinical trials by the FDA. It was the first among United States biosafety testing companies to establish international laboratories with the opening of its facilities in the United Kingdom. In 1993, MAGENTA became the first contract manufacturing company to support developers of gene therapies and has produced more than 60 lots of clinical trial materials through 1996. The Company also was the first CRO to validate new bioanalytical methods supporting "well-characterized" biologics under GMPs. In 1996, the Company acquired BIOMEVA, in Germany, to expand its biomanufacturing services and anchor its business development in continental Europe.

CRO INDUSTRY OVERVIEW

     The CRO industry provides outsourced product development and licensed product support services on a contract basis to pharmaceutical and biotechnology companies. The CRO industry has evolved from providing primarily preclinical services in the 1970s to a full service industry today consisting of several hundred small, limited-service providers and a handful of larger companies in four broad service sectors. These sectors are (i) nonclinical laboratory testing focused on product characterization and identification of potential contaminants; (ii) contract manufacturing for clinical trials and commercial purposes; (iii) animal-based chronic toxicology studies; and (iv) human clinical trials management. BioReliance provides services in the first two of these categories, primarily for biologics.

     Generally, CROs derive substantially all of their revenue from the research and development expenditures of client companies. Based on industry sources, in 1996 biotechnology and pharmaceutical companies worldwide spent an estimated $36 billion on research and development, of which an estimated $8 billion was spent on research and development for biotechnology products in the United States. BioReliance estimates that approximately $5 billion was spent specifically on development activities for biotechnology products of the types conducted by CROs. Of this $5 billion potentially available to CROs, the Company estimates that approximately $1 billion actually was outsourced.

GENERAL TRENDS AFFECTING THE CRO INDUSTRY

     BioReliance believes that the following general factors will cause client outsourcing to CROs to increase:

  COST CONTAINMENT PRESSURES AND ACCELERATED TIME TO MARKET

     Cost containment pressure on pharmaceutical and biotechnology companies have spurred the development of a pipeline of new, cost-effective products and increased the need for timely testing and manufacturing of these many new products, often simultaneously. Recently, pharmaceutical companies also have been focusing on more efficient ways of conducting business because of margin pressures stemming from patent expirations, market acceptance of generic drugs, and political and regulatory pressures to reduce drug prices. By specializing in nonclinical testing, contract manufacturing or clinical trials management, a CRO often is able to perform these activities with a higher level of expertise or specialization, more quickly, and at a lower cost than the client could achieve internally. Many pharmaceutical and biotechnology companies are attempting to lower fixed costs and shorten the development cycle for new products by increasingly using the expertise and flexibility of CROs.

  INCREASINGLY STRINGENT REGULATION

     Increasingly stringent regulatory requirements throughout the world have increased the quality and timeliness of information required for regulatory filings and escalated the demands on testing and manufacturing during the drug development process. CROs provide technical services that satisfy these rigorous regulatory guidelines. In addition, the Company believes that the absence of globally harmonized regulatory standards increases the importance of international capabilities among competing CROs.

  GLOBALIZATION OF THE MARKETPLACE

     Pharmaceutical and biotechnology companies increasingly are outsourcing to CROs that are deployed in key geographical markets worldwide. BioReliance believes that CROs with market-specific technical and regulatory approaches, well developed project management capabilities and local presence will benefit from these trends. Providing testing specialized for the needs of local clients and their regulating bodies in major markets is an important aspect of successful competition. Also, certain services require clients to travel to the CRO's laboratories for several days at a time, and the convenience of nearby facilities is a competitive advantage.

COMPLEXITY OF BIOLOGICS DEVELOPMENT

     Virtually every stage of the biologics development process is more challenging than that for chemical drugs. Producing a chemical drug is a relatively straightforward process carried out in a reaction vessel that results in a mixture composed primarily of the active drug ingredient, with any impurities present in small amounts. By comparison, biologics are produced by biological synthesis within genetically engineered cells or by isolation from living tissues, because only living cells or tissues have the molecular machinery necessary to produce such complex, naturally occurring biologics. Since the biologic is produced by a living cell or tissue, cells must be cultured in bioreactors (large, self-contained mixing vessels), specially designed to keep large numbers of cells living and productive for extended periods. The resultant unpurified material, in contrast to a chemical drug, is a highly complex mixture of large and small molecules where the active ingredient is present in a minute amount and impurities comprise the bulk of the material. Biologics also may be coupled with other biologically active molecules, such as toxins or radioactive labels, to alter or enhance their biological activity. Thus, the process required to purify biologics to final dosage form is much more complicated than that for chemical drugs.

     The structure of a biologic is determined by its amino acid sequence, overall size and shape, and the biochemical relationships among various parts of the molecule. Because of the structural complexity of a biologic, the analytical techniques used to ensure product integrity on a lot-by-lot basis must be sensitive enough to detect trace quantities of slightly altered (and perhaps inactive) forms of the product. Although sophisticated protein analysis techniques have been available for some time, it has been only within the past few years that sufficient expertise has been gained for their use with regulated biologics. In 1996, the FDA introduced the Biologics License Application ("BLA"), among other regulatory changes, which may be substituted for the previous Establishment License Application and the Product License Application. Approval under a BLA, which can be obtained only if a biologic is properly characterized using validated tests, permits a company to streamline its development and manufacturing processes significantly. See "-- Trends Affecting BioTesting and BioManufacturing Outsourcing -- New FDA Principles for Biologics;" and "-- Government Regulation."

     Demonstrating the safety of a biologic is critical for proceeding into human clinical trials and ultimately obtaining regulatory approval to market the product. There are significant and unique contaminant safety issues related to the nature of a biologic product and the elaborate manufacturing techniques employed. For example, the genetically altered cells used to produce the biologic also may contain the genetic potential to make other, unwanted agents such as viruses. Therefore, the cells used for manufacturing must be carefully tested using advanced virology and molecular biology techniques to demonstrate a low risk of the cell creating unwanted agents. Furthermore, the cells might become infected during the culture process with contaminants from outside the process, for example, bacteria. Thus, samples of bioreactor material also must be taken at various points during the production process and tested by validated techniques to verify that the bioreactor is not contaminated. To ensure safety further, the product manufacturer also must demonstrate that the process used to purify the bioreactor material to final product form is capable of removing contaminants that may have escaped detection earlier in the production process.

     Product formulation and stability also are major challenges to the successful development of a biologic. Relative to chemical drugs, biologics are extremely sensitive to their immediate environment, and the process of developing a suitable, stable formulation is difficult. A poor formulation can be responsible for a reduced therapeutic effect during human clinical trials. Likewise, the stability of a biologic is influenced by the formulation, and, since many biologics are formulated as liquids, the stability issue is critical to the development of a marketable product. Typically, a biologic will require stability testing of several candidate formulations. The product's structural integrity during the stability study (which may last for several years) is measured by the same validated bioanalytical techniques that are used to assess the product's integrity on a lot-by-lot basis. Furthermore, the formulation must maintain structural integrity through final packaging, inventory storage, distribution to clinical sites and administration to patients.

COMPETITIVE BARRIERS TO ENTRY IN BIOLOGICS

     There are several significant barriers to entry for companies attempting to establish themselves as CROs focused on biologics development. Foremost among these is technical expertise, which can take years to develop because of the breadth of scientific knowledge that is required to deal with the complexity of biologics. Elaborate, technology-based systems are necessary, requiring organization of relatively large teams of scientists and technicians. Another significant barrier is regulatory expertise, which also can take years to develop. To be successful in biologics development, a CRO must develop the knowledge, reputation and experience to navigate the regulatory process not only in the United States, but also in various other countries with different regulations. Significant amounts of capital also are required to become a CRO with broad service capabilities in biotesting and biomanufacturing.

TRENDS AFFECTING BIOTESTING AND BIOMANUFACTURING OUTSOURCING

     In addition to the trends of cost containment, increasingly stringent regulations, and globalization, which are affecting the CRO industry generally, there are a number of trends specifically driving increased outsourcing for biotesting and biomanufacturing. These factors are:

  BIOLOGICS INCREASING IN IMPORTANCE

     Companies engaged in the development and manufacture of biologics have grown rapidly in number and size over the past ten years and now are introducing significant numbers of new biologics that require regulatory approval. During the past five years, the number of biotechnology products in Phase I, II or III clinical trials in the United States has risen steadily, from slightly over 100 in 1991 to over 250 in 1996. During this same period, the number of licensed new biologics has increased over 150% (from 23 to 58). Also, from 1991 through 1996, BioReliance believes, based on industry sources, that the market sales of licensed biologic products have more than doubled, to over $6 billion -- outstripping the rate of growth for chemical drugs. The Company believes that these trends will continue as an increasing number of biologics are approved in the United States and the growth of the biologics sector accelerates in Europe and Japan.

     BioReliance believes that the rapid growth of genomics technologies over the past five years -- specifically molecular cloning, large-scale restriction mapping, DNA sequencing and computational analysis, will significantly increase the number of candidates for new biologics development and further fuel the "conversion" of the pharmaceutical industry from chemical drugs to biologics. BioReliance, with its focus on biologics, its involvement with clients at early stages in product development, and its strong international presence, believes it will be among the first CROs to benefit from these new developments.

  BIOLOGICS REQUIRE SIGNIFICANT TECHNICAL AND REGULATORY EXPERTISE

     BioReliance believes that the need for outsourcing to CROs is greater among biotechnology and pharmaceutical companies developing biologics than generally in the pharmaceutical industry. The principal reasons for this are the relative sophistication of the technologies and skills required to test and manufacture biologics, and the complexity and relative newness of the regulatory environment. Start-up and so-called "virtual companies," which increasingly are becoming players in biologics development, possess little or no infrastructure to develop the technical or regulatory expertise required to bring a biologic to market and must rely on CROs for most or all of their biologic development needs. In addition, small and midsize companies often cannot afford to keep all of the functions required for biologics development in house and, therefore, must outsource biologics development to CROs. Even large companies may decide that it is too expensive to establish or maintain the expertise necessary for biologics development in house and may outsource to CROs to reduce fixed costs, streamline biologics development and decrease time to market.

  NEW FDA PRINCIPLES FOR BIOLOGICS

     The FDA recently introduced new approaches to the regulation of biologics that benefit BioReliance and many of its clients. The FDA has published a list of "specified" biologic products that are eligible for new guidelines reducing the complexity of the product development and licensing process. The list of specified products includes most of the biologics now under development by pharmaceutical and biotechnology companies; namely, monoclonal antibodies, recombinant DNA (protein) products, synthetic therapeutic peptides of less than 40 amino acids, and synthetic plasmid nucleic acid therapeutics. The FDA recognizes that reliable bioanalytical techniques now are available that enable accurate characterization of these structurally complex products. Therefore, the FDA will forego some of its strict adherence to manufacturing process standards for biologics if certain validated, bioanalytical tests are performed on each lot of final product. Specified biologics for which bioanalytical techniques have been developed, validated and accepted by the FDA are termed "well-characterized" products by the FDA.

     The FDA will provide other important benefits and exemptions for well-characterized products. Biologics developers now will have more flexibility in engaging independent contract suppliers for each portion of the manufacturing process, so long as they ensure that each contract manufacturer employed meets manufacturing compliance requirements. In addition, the FDA no longer requires an "Establishment License" for a facility designated for the production of a specified, well-characterized product. Until recently, the large-scale facility necessary for licensed production was needed prior to product approval. The new approach enables the use of a smaller, pilot-scale facility owned by the developer or a contract manufacturer for the production of clinical trials materials, including those for pivotal Phase III trials, and of licensed products. BioReliance believes that developers of biologics will pursue CROs that understand these new guidelines and can provide the full range of services to support the proper characterization and documentation for biologics. See
"-- Government Regulation."

BUSINESS STRATEGY

     BioReliance believes a number of significant competitive advantages have allowed it to become a leading biologics CRO, including the following:

     - scientific and technological expertise in biologics development;

     - proven regulatory expertise;

     - a widely-known reputation for providing high-quality biologics development services;

     - a large and established client base; and

     - an international presence supported by scientific, regulatory and operating capabilities.

     BioReliance's strategy is to leverage these competitive strengths with new services and selected acquisitions and to expand further into the growing biologics market. The principal elements of this strategy are outlined below.

  FOCUS ON THE BIOLOGICS SECTOR

     BioReliance targets its services to the rapidly growing biologics sector, where the Company has proven it has the skills, experience and presence necessary to compete successfully in a demanding market. BioReliance believes that this sector provides significant opportunities for the following reasons:
(i) the methods, tools and specialties of biotechnology on which the services are based are complex, changing rapidly and distinct from those of chemical drug development and manufacture; (ii) different regulatory requirements, administered by different government departments, must be met; and (iii) clients can benefit from contract support in meeting the critical demands of product development, improving time to market, meeting specialized international regulatory requirements, building successful partnerships and developing sustainable economics for their production businesses.

  PROVIDE A BROAD RANGE OF SERVICES

     BioReliance will continue to offer a broad range of product development and manufacturing services to its clients. The Company recently has taken steps to offer additional services by adding BioAnalytical Services in 1995, and intends to continue providing additional services as required by clients. This strategy will enable the Company to compete more effectively for business because: (i) a full range of related services provides a client with the choice of efficiently using just one provider from the service sector; (ii) an integrated provider of these services can create cost-saving economies of scale and operating efficiencies to accelerate the client product through development; and (iii) conducting the earliest preclinical testing services provides a CRO with early entry to the client's outsourcing needs and promotes the client's use of later stage services, especially contract manufacturing.

  ENHANCE LEADERSHIP POSITION IN BIOTESTING

     Over the years, BioReliance continuously has enhanced its leadership position in biotesting services. The Company has developed successfully from offering the earliest biosafety assays to providing expertise in gene therapy product testing, molecular carcinogenicity studies, biodistribution studies for DNA-based products, complete bioanalytical product characterizations and other advanced biotesting services. The Company believes that it has a major share of the current international market for these services and intends to continue to increase its market share in this rapidly expanding field.

     BioReliance intends to extend this leadership position to new areas in biotesting. Specifically, the Company believes there will be significant new opportunities in BioAnalytical and BioSafety Testing due to regulatory and market pressures. In 1995, the Company established its BioAnalytical Services division in response to clients' expressed needs for development of analytical techniques to characterize their products more accurately and in anticipation of new FDA guidelines published during 1996. Expansion is expected primarily from the addition of formulation development and stability study capabilities launched in early 1997. The Company will continue to focus on client and regulatory needs to create and improve a multiplicity of biotesting capabilities. To do so, the Company will employ its internal development team to convert research-based laboratory techniques to more practical, reliable and validated procedures.

  EXPAND BIOMANUFACTURING CAPABILITIES

     With the increasing number of biologics and the expertise required to satisfy new regulations, outsourcing is growing rapidly for the manufacturing of biologics. Based on the Company's reputation and large client base for biotesting services, BioReliance successfully entered the biomanufacturing sector in 1993. To develop further its biomanufacturing capabilities, BioReliance plans to (i) expand its viral production capabilities, driven by market demand, to scales required for larger Phase III and, eventually, licensed product production; (ii) augment its microbial fermentation capacity with additional large volume fermentation capacity; and (iii) pursue client driven opportunities to provide additional formulation and filling capabilities. Each of these activities will continue to be coordinated with enhanced biotesting capabilities specifically fitted to manufacturing needs.

  MAINTAIN LEADING REGULATORY EXPERTISE

     BioReliance believes that it is the first biologics CRO to build an effective, worldwide science and regulatory network and that this early position will continue to provide a competitive advantage. The Company has a decades-long record of supporting successful regulatory submissions with hundreds of clients worldwide. It has introduced numerous innovations in biotesting and biomanufacturing under strict regulatory guidelines, earning a reputation for quality and dependability with both clients and regulatory authorities that cannot be duplicated with technical and financial resources alone. This reputation continuously brings BioReliance opportunities to serve its clients with new or improved services, advancing the state-of-the-art in biotesting and biomanufacturing.

  EXPAND THROUGH SELECTED ACQUISITIONS

     As part of its business strategy, and in a continuing effort to enhance its capabilities to serve the global needs of its clients, BioReliance considers strategic acquisitions on an ongoing basis. In addition to considering the business of the acquisition candidate, the Company evaluates the ease with which an acquisition candidate may be integrated into the Company's organizational structure. The Company believes that its initial acquisitions, if any, most likely would be of service providers within the sectors it already has significant experience. In the third quarter of 1996, BioReliance enhanced the breadth of its BioManufacturing Services through the acquisition of BIOMEVA.

BIOLOGICS DEVELOPMENT PROCESS

     Under the regulatory system of the United States, the product cycle for new pharmaceuticals can be divided into three distinct stages: preclinical development, clinical development and licensed product. The preclinical development stage involves the discovery, characterization, product formulation and biological trials necessary to prepare an Investigational New Drug ("IND") exemption for submission to the FDA. The IND must be acceptable to the FDA before either a biologic or chemical drug can be tested in humans. The second, or clinical stage of development follows a successful IND submission and involves the activities necessary to demonstrate the safety, tolerability, efficacy and dosage of the active substance in humans, as well as the ability to manufacture the substance in accordance with the FDA's GMP regulations. For biologics, data from these activities are compiled in a Product License Application or, if a specified biologic, in a Biologic License Application, and submitted to the Center for Biologics Evaluation and Research (CBER) of the FDA requesting approval to market the product. The third stage, or licensed product (approved product) stage, follows FDA approval of the Product License Application or Biologics License Application, and involves the manufacture, distribution and clinical monitoring of the product. The licensed product stage, during which the biologic can be marketed as a product, also involves the development and regulatory approval of product modifications and line extensions of the original product.

SERVICES

     BioReliance provides two broad types of contract services, BioTesting Services and BioManufacturing Services, each of which spans the product cycle from early preclinical development through licensed production. The Company's comprehensive BioTesting Services are organized into three divisions. These are BioSafety Testing, BioAnalytical Services and preclinical BioTrials. The Company's contract BioManufacturing Services currently include both viral production and microbial fermentation. The only significant CRO services not provided by BioReliance are chronic toxicology studies and human clinical trials management.

     Compared to CROs specializing in human clinical trials management, BioReliance's involvement with clients begins at a much earlier stage of product development, most often well before any clinical trials are initiated. In the Company's experience, preclinical services lead to increased business for later stage services, including manufacturing, by providing an entry at the earliest stage of product development. The Company provides these services to clients at every stage of product development and manufacture, including in-process and final testing of licensed biologics.

     The following figure illustrates the development process for biologics and the component activities involved in each of the three stages. The figure also illustrates the areas of BioReliance's service offerings (shaded areas).

                     CRO SERVICES FOR BIOLOGICS DEVELOPMENT

PRODUCT STAGE      PRECLINICAL                    CLINICAL                                            LICENSED
                   DEVELOPMENT                    DEVELOPMENT                                         PRODUCT
                   (2-4 YEARS)                    (4-6 YEARS)

ACTIVITIES:                                     IND                                           PLA OR BLA
                                                \/                   \/
DISCOVERY          Cell Engineering..............}
                   Screening & Selection.........}


BIOSAFETY          Cell Bank Characterization*...} Purification Process Validation*}
                                                   In-Process Product Testing*................................................}
                                                   Final Product Testing*.....................................................}

BIOANALYSIS        Product Characterization*........................................}
    &              Methods Validation*..............................................}
FORMULATION        Formulation Development*.........................................}
                   Product Stability Testing*.................................................................................}
                                                   Product Consistency Testing*...............................................}

BIOMANUFACTURE     Cell Banking*.................} Biorepository*.............................................................}
                   Production*................................................................................................}
                   Purification*..............................................................................................}
                                                   Final Formualation & Filling*..............................................}

BIOLOGICAL         In Vitro Studies*.............}
TRIALS             Short-Term In Vivo Studies*...} Chronic Toxicology...............}
                   Molecular Studies*............}

CLINICAL TRIALS    Clinical Plan Development.....} Human Clinical Trials............}  Adverse Reactions......................}
                   IND Preparation...............} PLA or BLA Preparation...........}  Product Defects........................}
                                                                                       New Indications........................}


* Services currently offered by BioReliance

  BIOTESTING SERVICES

     BioSafety Testing

     BioSafety Testing includes assessments of cell banks used to manufacture biologics, validation of purification processes for clearance of adventitious agents such as viruses, and testing of in-process and final products. The Company pioneered biosafety testing during the development of the first biologics, including Genentech's Activase(R) and Ortho Pharmaceutical's Orthomune OKT(R)3, in the early 1980s. The Company believes that it has a major share of the current international market for these services and intends to continue to increase its market share in this rapidly expanding field.

     Cell Bank Characterization. The starting point for manufacture of a biologic is a cell bank, consisting of a large number of vials of cryopreserved cells. Each bank must be free of any detectable biologic contaminants. BioReliance performs all the FDA-required tests to characterize cell banks with respect to the presence of biologic agents such as viruses, mycoplasma and bacteria. The Company also confirms the species and identity of cell lines. A biologic may not proceed to human clinical trials without these tests.

     Purification Process Validation. BioReliance conducts validation of client purification processes to determine the process' capability for clearance (removal or inactivation) of certain biological agents such as viruses, mycoplasma and DNA. The client typically conducts a small-scale version of its purification process at the Company's facilities. A biologic product will not be licensed if these studies are not performed.

BioReliance has the capacity to perform large studies (for example, studies involving multiple purification steps and simultaneous testing with multiple biological agents), and the Company has dedicated laboratory suites for the performance of these studies in the United States and the United Kingdom and under development in Germany. Only one other CRO presently offers the convenience to clients of having similar suites in both the United States and Europe.

     In-Process and Final Product Testing. The Company tests the biologic during intermediate states of manufacture (i.e., prior to purification) and as a final purified product. Each production lot must be tested for the presence of specified biological agents both prior to and after the purification process. In addition, the Company tests the final purified (and vialed) product, on a lot-by-lot basis to detect the presence of microbial and other agents. This FDA-required testing currently must be compliant with GLPs. The Company, however, as a leader in ensuring the quality of biologics, holds itself to the more stringent GMP requirements in its lot release testing, which are the same requirements that must be met in manufacturing processes. Tests are performed on each lot of a manufactured product throughout its clinical development and commercial marketing.

     BioAnalytical Services

     The Company's BioAnalytical Services division was formed in 1995 in response to clients' expressed needs for development of analytical techniques to characterize biologics better in anticipation of new FDA regulations and guidelines published during 1996 that permit the development and manufacturing processes for well-characterized biologics to be streamlined. It is an outgrowth of prior biotesting relationships with clients and regulators. Expansion is expected primarily from the addition of formulation development and stability study capabilities launched early in 1997.

     Product Characterization and Methods Validation. The Company's BioAnalytical Services focus on protein characterization to show that a molecule's structure meets predefined criteria. Generally, identity, purity, concentration and molecular weight are important defining parameters. Methods based on SDS PAGE, isoelectric focusing, N-terminal sequencing, high performance liquid chromatography (HPLC), peptide mapping, amino acid analysis, LC-electrospray mass spectrometry (LC-MS), and matrix assisted laser desorption/ionization time-of-flight (MALDI-TOF) mass spectrometry routinely are validated for clients in a GMP environment by the Company.

     Each biologic product presents a unique set of bioanalytical challenges. The size, shape and internal structure of the molecule determine the methods employed to fully characterize it in a manner suitable for regulatory submission. Generally, several different methods are required to fully characterize a biologic molecule. For a product license submission, it also is necessary to develop and rigorously validate each analytical method. BioReliance believes that it has the scientific experience and state-of-the-art analytical instrumentation to make it one of the leading CROs committed to biologics product development.

     Formulation Development, Product Stability and Consistency Testing. The Company's BioAnalytical Services provide the full spectrum of formulation development, stability testing and consistency testing services to client companies. Biologics are extremely sensitive to their immediate environment, and a suitable, stable formulation must be developed so that the product can be administered in active form to patients. The structural uniqueness of each product demands its own formulation -- a poor formulation can be responsible for a reduced therapeutic effect during clinical trials. The formulation also plays a key role in the stability of the product. Typically, several candidate formulations are developed and the relative product stability is compared for each formulation over an extended period of time (usually months to years) under a variety of conditions (temperature, humidity, etc.). The product's stability is measured by the same validated bioanalytical techniques that are used to assess the product's structural integrity on a lot-by-lot basis. The goal is a formulation in which the product remains active through final packaging, inventory storage, distribution to clinical sites and administration to patients. One of the major impacts of a successful formulation will be to extend the shelf-life of a biologic -- an extended shelf-life can have a significantly positive economic impact for the client. Finally, the FDA requires that the product maintain its structural identity and activity from lot-to-lot, throughout the product's commercial lifetime.

BioTrials

     For over twenty years, BioReliance has provided in vitro and in vivo testing services to assess the genetic safety of pharmaceutical and chemical products. With the advent of biotechnology, BioReliance has developed specialized assays to assess the safety of a variety of biologic products, from genetically engineered proteins to DNA plasmids used in gene therapy clinical trials. The greatest future growth in the BioTrials division is anticipated to come from the application of molecular biological techniques to assess chemical carcinogenicity as described below.

     In Vitro Studies. BioReliance conducts a wide array of preclinical biological trials employing primarily in vitro ("test tube") approaches to assess toxicological effects of biologics and other substances. These studies include genetic safety assays for the detection of gene mutations, chromosome damage, primary DNA damage and cell transformation. The Company is well positioned in providing these services with its experienced scientific staff and new state-of-the-art laboratory facilities. BioReliance custom designs testing batteries and protocols to comply with international guidelines (which are different among the United States, Europe and Japan), and these are conducted in full compliance with GLPs. An additional in vitro service provided by the Company includes the detection of infectious agents, primarily viral, in laboratory animals used for research purposes by clients worldwide.

     In Vivo and Molecular Studies. BioReliance currently offers several types of short-term in vivo ("animal") studies, primarily designed to refine dose levels during the preclinical stage of product development. Motivating the development of new in vivo services is a regulatory consensus forming in the United States not only to reduce the duration and costs of expensive chronic studies, but also to provide mechanistic data enabling earlier prediction of the carcinogenic potential of a drug or chemical.

     BioReliance is engaged in a contract sponsored by the National Institute of Environmental Health Sciences (NIEHS) to determine whether tumor formation can be induced by known carcinogens in certain strains of transgenic mice. The advantage of such an approach would be to shorten the "in life" portion of long-term carcinogenicity studies from two years to six months.

     Utilizing its experience in molecular biology, the Company believes that it can determine and measure the initial molecular and cellular events which culminate in tumor formation, reducing the "in life" portion of the study further, thereby lowering the per-study cost significantly. BioReliance expects that combining molecular detection assays with this approach will provide a compelling economic incentive for product developers to perform these new molecular carcinogenicity studies. The worldwide annual expenditure for traditional chronic toxicology studies currently exceeds $1 billion. The Company believes that traditional chronic studies will be at first augmented by, and then replaced with, this molecular approach if it proves to be successful. Among CROs, BioReliance believes it has the early technological lead for commercial development of these advanced molecular assays.

     Employing its molecular biology expertise from the emerging gene therapy sector, the Company has developed a unique assay system in which specialized small animal models are coupled with advanced polymerase chain reaction (PCR) techniques to detect the presence of therapeutic DNA distributed in tissues and organs throughout the body. This specialized biodistribution study is important for gene therapy and other DNA-based products because the "active ingredient" is a genetic element that may have serious side effects if delivered to sites outside the target area within the body. For developers of DNA-based products, these studies now are required by the FDA prior to the first administration to humans in clinical trials.

  BIOMANUFACTURING SERVICES

     BioReliance's contract BioManufacturing Services currently include both viral production and microbial fermentation. The rapid progress of gene therapy products into Phase I/II human clinical trials and the emergence of cancer oncolytics have fueled the significant growth of biomanufacturing revenue for the Company from viral production services from 1993 to 1996. The Company's acquisition of BIOMEVA during 1996 has opened the opportunity for expansion of microbial production services over the next few years. Cell banking and biorepository services are parts of both manufacturing capabilities.

     Cell Banking and Biorepository. A cell bank is a collection of cryopreserved vials, usually several hundred in number, which is held in a frozen state (at liquid nitrogen temperatures). Each vial contains genetically altered cells that are used for production of the biologic product. Typically, each biologic product will have both a Master Cell Bank ("MCB") and a Working Cell Bank ("WCB"). As the name implies, the WCB is the bank from which frozen vials are withdrawn, the cryopreserved cells are thawed, and the live cells are used to seed a bioreactor vessel for culture and production of the biologic product. The MCB is the bank from which additional WCBs are manufactured, if needed. Since the MCB and WCB are parts of the manufacturing process, they must be created in compliance with GMPs. BioReliance offers this capability in both the United States and Europe. The long-term storage of such vials is called a biorepository, which also must be maintained under strict GMP guidelines.

     Production and Production Development. Generally, biologics are manufactured either by genetically altered mammalian cells (if the molecular structure is complex) or genetically altered microbial cells (if the molecular structure is relatively less complex). BioReliance offers mammalian cell culture services to developers of viral-based products, particularly gene therapies, viral vaccines and cancer oncolytics. In 1988, the Company began pioneering assays to support the development of gene therapy products. The Company has been involved in testing materials for over 70% of all gene therapy human clinical trial protocols that have been approved by regulatory bodies in the United States, Europe and Japan. Building on this early testing capability, in 1993 the Company established an independent contract manufacturing service for companies and research institutes developing gene therapies, which it believes was the first of its kind. Formed as a wholly owned subsidiary, MAGENTA drew upon the Company's many years of experience in viral testing and small scale manufacturing. BioReliance now has four GMP-compliant viral manufacturing suites in its Rockville, Maryland headquarters and two additional suites in Stirling, United Kingdom. Combined, these facilities have manufactured more than 60 lots of human clinical trial material for gene therapy clinical trials in the United States, Europe and Japan. The Company has specific experience in manufacturing retroviruses, adenoviruses, adeno-associated viruses and cells as tumor vaccines. The early-stage nature of these therapies demands that specific production techniques are developed for each product, much the same as with other biologic products. MAGENTA offers these production development services as part of its manufacturing "package" to clients.

     At the present time, the most advanced of MAGENTA's clients are engaged in Phase II clinical trials. However, the Company's manufacturing capacities are at the 100 liter per lot size -- more than sufficient for many Phase III viral therapy trials. As more gene therapy and other viral products reach Phase III and the market, and their manufacturing requires scales beyond 100 liters, the Company plans to construct appropriate facilities according to market demand.

     In 1996, the Company expanded its biomanufacturing capabilities by acquiring BIOMEVA, an established contract manufacturing company located in Heidelberg, Germany. BIOMEVA has been serving clients since 1989 and offers GMP-compliant contract fermentation services for recombinant and natural microorganisms, with bioreactor working volumes up to 1,000 liters. The microbial fermentation capabilities of BIOMEVA allow BioReliance to provide manufacturing services not only to viral vector gene therapy companies (through MAGENTA), but also to gene therapy companies that are employing "naked" DNA or plasmid DNA as a vector (rather than viruses). Besides manufacturing, BIOMEVA offers scale-up and development for production processes and provides bioanalytical testing of proteins and other biologics.

     Purification and Purification Development. Both MAGENTA and BIOMEVA provide purification services for production clients. Similar to production services, purification techniques must be developed on a product-by-product basis. At the present time, MAGENTA is developing GMP-compliant chromatographic-based techniques for the large-scale purification of viruses. These techniques will be necessary as emerging gene therapy and other viral products progress to Phase III clinical trials.

     Final Formulation and Filling. For its viral production clients, MAGENTA offers final formulation and filling services. Filling involves dispensing the final purified clinical product into individual containers suitable for shipment to the client for further processing or into formulated, individual dosage forms suitable for administration to individual patients in a human clinical trial. For its microbial-based production clients, BIOMEVA does not currently offer final filling services. The bulk of BIOMEVA's business is for large-scale production of licensed biologics, and, hence, the filling needs are quite substantial and would require an automated filling line. It is the intention of BioReliance to develop large-scale automated filling capabilities for both its gene therapy and other biologics clients. Such facilities likely will be located both in the United States and Europe.

INFORMATION SYSTEMS

     Although BioReliance is fundamentally a laboratory science based business, digital information systems are an important component of the Company's technological leadership. The Company believes that superior information systems are essential to expanding its operations and to providing innovative services to clients, for timely, accurate reporting and to enable clients to monitor their projects better. The Company's customized laboratory information management system (LIMS) is integral to daily BioTesting operations, and a new version of the current system is in development, based on user requirements and facilitated by new digital technologies. The Company relies upon an efficient corporate order processing system (COPS) for management of client information, beginning with sales inquiry information and tracking activities throughout the client service cycle. This is linked to an accounting-based management information system (MIS) that maintains progress billing and other client account records. All systems are oriented to the support of timely, accurate study information and client interactions.

     The FDA has become increasingly sophisticated with respect to information systems and the integrity of all forms of data incorporated into regulatory submissions. Correspondingly, BioReliance strives to be at the forefront of nonclinical testing laboratories in validation of hardware and software systems. The Company's continuing commitment to technological innovations and meeting changing client and regulatory requirements will drive continuous improvement of its information systems technology, maintaining a competitive advantage.

CLIENTS

     BioReliance provides its commercial services on a worldwide basis to biotechnology and pharmaceutical companies. In 1996, BioReliance conducted studies with over 600 clients, approximately 90% of whom are repeat clients of the Company, including some of the largest United States, European and Japanese pharmaceutical companies. BioReliance provided services during 1996 to 22 of the 25 largest pharmaceutical companies in the world, as ranked by 1995 health care revenue, and 18 of the 25 largest public biopharmaceutical companies in the United States, as ranked by market capitalization at December 12, 1996. The Company's ten largest commercial clients by contract revenue accounted for 27% of the Company's revenue during 1996. On a pro forma basis assuming that the acquisition of BIOMEVA occurred on January 1, 1996, the Company's ten largest commercial clients by contract revenue accounted for 30% of the Company's revenue during 1996. The business for eight of these clients was made up of multiple contracts.

MARKETING AND BUSINESS DEVELOPMENT

     The Company's marketing and selling activities primarily are conducted by its own marketing and sales staff. All of BioReliance's account managers have technical or scientific backgrounds in virology, molecular biology, protein purification, toxicology or regulatory affairs (or a combination of these disciplines). Account managers are located in Rockville, Los Angeles and Boston (United States); Stirling (United Kingdom) and Heidelberg (Germany). Direct sales in Japan are handled by Kasho Company Ltd. (Tokyo), a large trading company with business representing United States and European companies in the life sciences area. Direct sales in Australia are handled by Scientific Associates P/L (Sydney).

     Individual BioTesting projects are managed in the United States by a professional project management department, staffed entirely by individuals with extensive laboratory experience, much of that gained in the Company's laboratories. BioReliance coordinates its worldwide marketing, selling and project management activities through a computerized lead management and laboratory information management system that is integrated into each of the Company's laboratory and sales locations.

CONTRACTUAL ARRANGEMENTS

     BioReliance routinely enters into several different types of contractual relationships with its commercial clients. BioTesting Services contracts can be quotations, based upon established price lists for individual services, or work proposals, most often for larger studies composed of a variety of services. A majority of BioSafety Testing contracts range in length from a few weeks to several months; however, certain stability testing and lot release testing contracts may be one to two years in length. BioManufacturing contracts tend to be relatively longer because of the length of time required to create and characterize cell banks, perform pilot production runs, and produce and test the products. These contracts require a formal statement of work and range in length from six months to over two years. Government contracts, usually multi-year, are in formats consistent with the particular granting agency.

     Generally, service contracts are terminable by the client upon notice of 30 days or less. Although the contracts tend to be short in duration and typically include payment of certain fees based upon project expenditures to date, the loss of a large contract or the loss of multiple contracts could adversely affect the Company's future revenue and profitability. Contracts may be terminated for a variety of reasons, including the client's decision to forego a particular study or to cancel a particular product development program, the failure of a clinical trial, and unexpected or undesired results of the product testing.

     During 1996, 10% of the Company's revenue was derived from contracts with various governmental agencies. Most of these contracts were for BioTesting Services. The Company generally performs services under cost-plus-fixed-fee contracts, where the government agency reimburses the Company for allowable costs incurred and pays the Company a negotiated fixed fee, up to contract funding amounts.

     A federal government contract may be modified or terminated at any time for the convenience of the government, including for changes in requirements or reductions in budgetary resources. If a contract is modified, the price of the contract would be adjusted equitably. If a contract is terminated for convenience, the Company would be reimbursed for reasonable costs plus a reasonable profit on work actually performed. In the event that the contract would have resulted in a loss, the reimbursed amounts would be adjusted proportionately to reflect the anticipated loss. State governments with which the Company contracts have statutory or regulatory provisions relating to government contracting that are generally comparable to those of the federal government.

     As a contractor, the Company believes that it has complied in all material respects with applicable government requirements. In certain circumstances where a contractor has not complied with the terms of a contract or with regulations or statutes, the contractor may be debarred or suspended from obtaining future contracts. Any such debarment or suspension could have a material adverse effect upon the Company's business and results of operations.

     Due to the short duration of most of the Company's contracts, BioReliance does not believe that backlog is a meaningful indicator of its future results.

COMPETITION

     The CRO industry is highly fragmented, with several hundred producers ranging in size from one person consulting firms to full-service global drug development corporations. The Company primarily competes with in-house research departments of biotechnology and pharmaceutical companies, universities and medical centers, and other CROs, some of which may possess substantially greater capital, technical and other resources than the Company. The Company's primary CRO competitors are different in each of its service areas. For BioSafety Testing, its primary competitors are Inveresk Research International Ltd. and Q-One Biotech Ltd.; for BioAnalytical Services, Tektagen, Inc. and Applied Analytical Industries, Inc.; for BioTrials, Covance Laboratories, Inc., SRI International, Inc. and Charles River Laboratories, Inc.; and for BioManufacturing Services, Bio-Intermediair Europe b.v. and Q-One Biotech Ltd. As a result of competitive pressures, the CRO industry is consolidating. This trend is likely to produce increased competition among the larger CROs for both clients and acquisition candidates. In addition, the CRO industry has attracted the attention of the investment community, which could lead to heightened competition by increasing the availability of financial resources for CROs. Increased competition may lead to price and other forms of competition that may affect the Company's margins. The Company believes the principal competitive factors in its business are scientific and technological expertise, reputation, regulatory experience, the ability to offer a full range of biologics development services, international presence and price.

POTENTIAL LIABILITY AND INSURANCE

     BioReliance maintains product liability and professional errors and omissions liability insurance, providing $13 million in coverage on a claims-made basis. In addition, in certain circumstances the Company seeks to manage its liability risk through contractual provisions with clients requiring the Company to be indemnified by the client or covered by clients' product liability insurance. In addition, in certain types of engagements, the Company seeks to limit contractual liability to its clients to the amount of fees received by the Company. The contractual arrangements are subject to negotiation with clients and the terms and scope of such indemnification, liability limitation and insurance coverage vary from client to client and from project to project. Although many of the Company's clients are large, well-capitalized companies, the financial performance of their indemnities is not secured. Therefore, BioReliance bears the risk that the indemnifying party may not have the financial ability to fulfill its indemnification obligations or that liability would exceed the amount of applicable insurance. In addition, the Company could be held liable for errors and omissions in connection with the services it performs. There can be no assurance that the Company's insurance coverage will be adequate or that insurance coverage will continue to be available on terms acceptable to the Company. See "Risk Factors -- Potential Liability."

GOVERNMENT REGULATION

     The FDA recently introduced new approaches to the regulation of biologics that benefit BioReliance and many of its clients. The FDA has published a list of "specified" biologic products that are eligible for new guidelines reducing the complexity of the product development and licensing process. The list of specified products includes most of the biologics now under development by pharmaceutical and biotechnology companies; namely, monoclonal antibodies, recombinant DNA (protein) products, synthetic therapeutic peptides of less than 40 amino acids, and synthetic plasmid nucleic acid therapeutics. The FDA recognizes that reliable bioanalytical techniques now are available that enable accurate characterization of these structurally complex products. Therefore, the FDA will forego some of its strict adherence to manufacturing process standards for biologics if certain validated, bioanalytical tests are performed on each lot of final product. Specified biologics for which bioanalytical techniques have been developed, validated and accepted by the FDA are termed "well-characterized" products by the FDA.

     The FDA will provide other important benefits and exemptions for well-characterized products. Biologics developers now will have more flexibility in engaging independent contract suppliers for each portion of the manufacturing process, so long as they ensure that each contract manufacturer employed meets manufacturing compliance requirements. In addition, the FDA no longer requires an "Establishment License" for a facility designated for the production of a specified, well-characterized product. Until recently, the large-scale facility necessary for licensed production was needed prior to product approval. The new approach enables the use of a smaller, pilot-scale facility owned by the developer or a contract manufacturer for the production of clinical trials materials, including those for pivotal Phase III trials, and of licensed products. BioReliance believes that developers of biologics will pursue CROs that understand these new guidelines and can provide the full range of services to support the proper characterization and documentation for biologics.

     The services performed by BioReliance are subject to various regulatory requirements designed to ensure the quality and integrity of pharmaceutical products, primarily under the Federal Food, Drug and Cosmetic Act and associated GMP regulations which are administered by the FDA in accordance with current industry standards. These regulations apply to all phases of drug manufacture, testing and record keeping, including personnel, facilities, equipment, control of materials, processes and laboratories, packaging, labeling and distribution. Noncompliance with GMPs by the Company in a project could result in disqualification of data collected by the Company in the project. Material violation of GMP requirements could result in additional regulatory sanctions, and in severe cases could result in a mandated closing of the Company's facilities, which would have a material adverse effect on the Company's business and results of operations.

     To help assure compliance with applicable regulations, BioReliance has established quality assurance controls at its facilities that monitor ongoing compliance by auditing test data and regularly inspecting facilities, procedures and other GMP compliance parameters. In addition, FDA regulations and guidelines serve as a basis for the Company's standard operating procedures. Certain of the Company's development and testing activities are subject to the Controlled Substances Act, administered by the Drug Enforcement Agency ("DEA"), which regulates strictly all narcotic and habit-forming substances. The Company maintains restricted-access facilities and heightened control procedures for projects involving such substances due to the level of security and other controls required by the DEA. In addition to FDA regulations, the Company is subject to other federal and state regulations concerning such matters as occupational safety and health and protection of the environment.

     BioReliance's activities involve the controlled use of hazardous materials and chemicals. The Company is subject to foreign, federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result which could have a material adverse effect on the Company's business and results of operations.

EMPLOYEES

     At December 31, 1996, the Company had 371 full-time equivalent employees, of which 50 held Ph.D. or other doctoral degrees and 34 others held masters or other post-graduate degrees. The Company believes that its relations with its employees are good. None of the Company's employees is represented by a union.

     The Company's performance depends on its ability to attract and retain qualified professional, scientific and technical staff. The level of competition among employers for such skilled personnel is high. The Company believes that its employee benefit plans, including its health benefits, merit bonus and employee stock option plans, enhance employee morale, professional commitment and work productivity and provide an incentive for employees to remain with the Company. While BioReliance has not experienced any significant problems in attracting or retaining qualified staff, there can be no assurance that the Company will be able to avoid these problems in the future. All employees enter into confidentiality agreements protecting the Company's proprietary information, as well as client-confidential material.

FACILITIES

     BioReliance's principal administrative offices are located in Rockville, Maryland in a 10,000 square foot leased facility. The Company currently leases three laboratory facilities and owns a fourth facility in Rockville, Maryland, totaling approximately 100,000 square feet of operational and administrative space. In addition, the Company leases laboratory, manufacturing and administrative facilities of approximately 11,000 square feet in Stirling, United Kingdom and approximately 20,000 square feet in Heidelberg, Germany. BioReliance maintains sales offices in Boston, Massachusetts, and Los Angeles, California; and European sales offices in Stirling, United Kingdom, and Heidelberg, Germany. BioReliance believes that its facilities are adequate for the Company's operations and that suitable additional space will be available when needed.

     BioReliance is constructing a BioTesting facility near its Heidelberg BioManufacturing facility, to be completed during 1997. The Company is expanding its viral manufacturing capacity, with an additional production suite scheduled to be validated throughout the second half of 1997 and the first half of 1998.

LEGAL PROCEEDINGS

     The Company from time to time may be involved in various claims and legal proceedings arising in the ordinary course of business. The Company does not believe that any such claims or proceedings, individually or in the aggregate, would have a material adverse effect on the Company's financial condition or results of operations.

     The Company has been identified by the EPA as one of several hundred PRPs under CERCLA with respect to the Ramp Industries, Inc. site in Denver, Colorado. Although the Company believes that it sent only a small quantity of waste to this site, liability under CERCLA can exceed a PRP's pro rata share of cleanup costs. The EPA has incurred approximately $5 million to date to remove wastes from this site and expects to incur approximately an additional $1.3 million to remove the remaining wastes. However, the estimated total cleanup costs have not been determined. The Company does not have sufficient information to evaluate the financial ability of the other PRPs to pay costs apportioned to them, or their impact on the Company's liability. Consequently, at this time the Company does not have sufficient information to determine whether it will be offered a de minimis buyout or what its ultimate share of cleanup costs will be, but, because of the small quantity of waste the Company sent to the site, the Company believes that the outcome of this matter will not have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the names, ages and principal positions of the directors and executive officers of the Company:

               NAME                  AGE                         POSITION
----------------------------------   ---    ---------------------------------------------------
Sidney R. Knafel(1)...............   66     Chairman of the Board of Directors and Secretary
Capers W. McDonald................   45     President, Chief Executive Officer and Director
Carl C. Schwan....................   60     Senior Vice President, Chief Financial Officer,
                                            Treasurer and Assistant Secretary
John E. McEntire, Ph.D. ..........   51     Senior Vice President; MA BioServices, Inc.
Raymond F. Cosgrove, Ph.D. .......   49     Vice President, European Operations; also Managing
                                            Director, BioReliance Ltd.; and Director,
                                            BioReliance Holding GmbH
Nona S. Karten....................   61     Vice President, Regulatory Affairs and Quality
                                            Assurance
Jeffrey M. Ostrove, Ph.D. ........   43     Vice President, Scientific Development
Brandon J. Price, Ph.D. ..........   48     Vice President, Business Development; and Chief
                                            Operating Officer, MAGENTA Corporation
William J. Gedale(2)..............   55     Director
Victoria Hamilton(1)..............   43     Director
Gordon J. Louttit(1)..............   50     Director
Leonard Scherlis, M.D.(2).........   76     Director

---------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     Sidney R. Knafel has served as Chairman of the Board and Secretary of the Company since 1982, and is the Company's principal stockholder. He also is the managing partner of SRK Management Company, an investment and venture capital concern. Mr. Knafel founded or provided start-up capital to Vision Cable Communications, Inc.; Insight Communications Company; Insight Communications Company U.K. (the predecessor of NTL Incorporated); and Cellular Communications, Inc. In addition to the Company's board, he currently serves as a director of Cellular Communications International, Inc., CoreComm Incorporated, General American Investors Company, Inc., IGENE Biotechnology, Inc., NTL Incorporated and a few private companies. Mr. Knafel holds an A.B. and M.B.A. from Harvard University. Mr. Knafel is the brother-in-law of Dr. Scherlis, who also serves as a Director of the Company.

     Capers W. McDonald joined the Company as President and Chief Executive Officer in June 1992 and has been a Director of the Company since August 1992. From 1989 to 1992, he served as President of Spectroscopy Imaging Systems Corporation, a joint-venture of Siemens Medical Systems, Inc. and Varian Associates, Inc. in California. Prior to 1989, he held senior management positions with Hewlett-Packard Company in the Analytical Products Group and with HP Genenchem. Mr. McDonald is a co-founder and the Chair of the Maryland Bioscience Alliance, a cooperative business association of over 100 bioscience companies throughout the state, and is a member of the Board of Visitors to the University of Maryland Biotechnology Institute. During 1996, he chaired the Bioscience Industry Growth Sector Committee for the Maryland Department of Business and Economic Development and is a Governor-appointed member of their Partnership for Workforce Quality. He received an S.M. in Mechanical Engineering from Massachusetts Institute of Technology and a M.B.A. from Harvard Business School.

     Carl C. Schwan joined the Company in June 1993 as Senior Vice President, Treasurer and Chief Financial Officer. From April 1991 to June 1993, he served as Senior Vice President, Finance and

Administration of North American Vaccine, Inc., a producer of human vaccines. Prior to that, he served for 12 years as Vice President, Treasurer and Chief Financial Officer of Hazleton Corporation (now a division of Covance, Inc.), a preclinical CRO. Mr. Schwan is a Certified Public Accountant and holds an M.B.A. from Cornell University.

     John E. McEntire, Ph.D. joined the Company in September 1994 as Vice President of the Biotechnology Group, and became Senior Vice President, MA BioServices, Inc. in January 1996. From September 1993 to July 1994, Dr. McEntire served as Director of Business Development for Applied Analytical Industries, Inc., a competing biotesting company. From 1988 to 1993, he worked at Tektagen, Inc., a competing biosafety testing firm, where he became Executive Vice President for Operations in 1992. From 1984 to 1988, he served as Vice President, Operations and New Product Development of IMBIC Corporation, a contract research and development services company, where he developed and patented techniques for production, purification and synthesis of immunotherapeutic agents. Dr. McEntire earned a M.S. in Microbiology and a Ph.D. in Biochemistry from the University of Houston and served as a post-doctoral fellow in cellular immunology at the University of Texas Medical Branch.

     Raymond F. Cosgrove, Ph.D. joined the Company in February 1993 as Managing Director of BioReliance Ltd. He has served as Vice President, European Operations since 1994 and as Director, MA Holding GmbH since 1996. From 1989 to 1993, he was Director of Business Development of Shandon Scientific, Ltd., a manufacturer and distributor of clinical laboratory equipment and diagnostic reagents. Dr. Cosgrove holds a Ph.D. in Microbiology from London University.

     Nona S. Karten joined the Company in 1976 and became Vice President, Regulatory Affairs and Quality Assurance in 1989. She is an active member in several United States and European quality assurance professional organizations, including the Society of Quality Assurance, where she serves as a member of the Board of Directors. Ms. Karten holds an M.A. in Biology from Hunter College.

     Jeffrey M. Ostrove, Ph.D. joined the Company as Director of Molecular Virology in the Biotechnology Group in 1990 and became Vice President, Scientific Development in 1993. Dr. Ostrove also serves as chairperson of the Company's internal Science Council. From 1983 to 1990, he was a Senior Staff Fellow at the NIAID of the National Institutes of Health. From 1980 to 1983, he was a Damon Runyon-Walter Winchell Fund Post-Doctoral Fellow in the Department of Molecular Biology and Genetics, The Johns Hopkins University School of Medicine. Dr. Ostrove holds a Ph.D. from the Department of Immunology and Medical Microbiology at the University of Florida College of Medicine.

     Brandon J. Price, Ph.D. has served as Vice President, Business Development since joining the Company in May 1992 and as Chief Operating Officer of MAGENTA since January 1997. In 1987, he co-founded Quality Biotech, a competing biosafety testing firm. From 1982 to 1986, he held senior management positions with Damon Biotech and Ortho Diagnostic Systems. From 1975 to 1982, he was an Assistant Professor of Oncology at the University of Miami Medical School and a staff member at the Los Alamos Scientific Laboratory. Dr. Price holds a Ph.D. in Biophysics from the University of Michigan.

     William J. Gedale has been a Director of the Company since 1991. Since 1996, he has served as President and Chief Executive Officer of Everest Capital Advisors LLC., an investment counseling firm. From 1995 to 1996, he was Managing Director with John W. Bristol and Co., an investment counseling firm. From 1989 to 1995, he served as President and Chief Executive Officer of General American Investors Company, Inc., a closed-end investment fund. Mr. Gedale is a trustee of Neuro Sciences Research Foundation, a director of the New York Hospital Departmental Associates and a member of the New York Society of Security Analysts. He holds a M.B.A. from New York University and a J.D. from Fordham University.

     Victoria Hamilton has been a Director of the Company since 1982. Since August 1995, she has served as Executive Vice President and Chief Operating Officer of General American Investors Company, Inc., a closed-end investment fund, and has been a director since March 1996. From February 1992 to August 1995, she served as Vice President of General American Investors Company, Inc. From 1982 to 1992, Ms. Hamilton was an Associate of SRK Management Company, an investment and venture capital firm. She holds an A.B. and M.B.A. from Harvard University.

     Gordon J. Louttit has been a Director of the Company since 1980. Since August 1995, he has served as Vice President, General Counsel and Secretary of The Aerospace Corporation, a non-profit organization that provides technical support to government aerospace programs. From 1985 to 1995, he served as Vice President, Assistant General Counsel and Secretary of Whittaker Corporation, an electronic and aerospace manufacturer which is the former parent and a current stockholder of the Company. Mr. Louttit holds a J.D. from UCLA Law School.

     Leonard Scherlis, M.D. has been a Director of the Company since 1982. Dr. Scherlis, Professor Emeritus of Medicine at the University of Maryland Medical School, served as a research professor in the School's Department of Epidemiology and Preventive Medicine from 1987 to 1996. He also is a member of the boards of the Maryland Medical Research Institute, the Maryland Hospital Association, and the Mid Atlantic Institute for Healthcare Delivery. He received a B.A. and M.D. from The Johns Hopkins University. Dr. Scherlis is the brother-in-law of Mr. Knafel, who serves as Chairman of the Board and Secretary of the Company and is the Company's principal stockholder.

     The Board of Directors of the Company is divided into three classes as nearly equal in number as possible. Each year the stockholders will elect the members of one of the three classes to a three year term of office. Messrs. Gedale and Louttit serve in the class whose term expires in 1998; Ms. Hamilton and Dr. Scherlis serve in the class whose term expires in 1999; and Messrs. Knafel and McDonald serve in the class whose term expires in 2000.

     The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee reviews the scope and results of the audit and other services provided by the Company's independent accountants and internal controls of the Company. The Compensation Committee is responsible for the approval of compensation arrangements for officers of the Company and the review of the Company's compensation plans and policies.

SCIENTIFIC ADVISORY BOARD

     In 1995, the Company established a Scientific Advisory Board to assist the Company in its research and development activities. The Scientific Advisory Board is comprised of four distinguished scientists from outside the Company who have significant accomplishments in areas of science and technology that are important to the Company's future. The Scientific Advisory Board interacts with the Company's scientific and management staff and collaborates on a regular basis with the Company's internal Science Council, a formal group of six to eight senior scientists and managers, all of whom hold doctorates. The following individuals are the current members of the Scientific Advisory Board:

     Richard J. Albertini, M.D., Ph.D. is Professor of Medicine in the Genetics Laboratory and formerly was Director of the Vermont Cancer Center at the University of Vermont, where he has served in several capacities since 1972. Prior to that, he was an Instructor in Medicine at the University of Wisconsin. Dr. Albertini is on the editorial boards of the journals Mutation Research and Molecular Toxicology, and has been a consultant to numerous companies, including Immune Response Corporation and The Upjohn Company and to the Chemical Manufacturers Association. Dr. Albertini received his M.D. from the University of Wisconsin Medical School in 1963 and his Ph.D. in Medical Genetics from the University of Wisconsin in 1972.

     Frances Gannon, Ph.D. is the Executive Director of the European Molecular Biology Organization (EMBO) in Heidelberg, Germany. Prior to joining EMBO in 1994, he was associated with the University of Galway (Ireland) for twelve years as a Lecturer and Associate Professor in the Department of Microbiology. From 1990 to 1993, he also was the Director of the National Diagnostics Centre at the University. From 1977 to 1981, Dr. Gannon was Charge de Recherche de l'INSERM in Strasbourg, France. Prior to that he held postdoctoral positions at the University of Strasbourg and the University of Wisconsin. He received his Ph.D. from the University of Leicester, England in 1973.

     John E. Shively, Ph.D. has been Chairman of the Division of Immunology at the Beckman Research Institute of the City of Hope in Duarte, California since 1987. From 1977 to 1986, he was Director of

Immunochemistry, Division of Immunology, and, from 1975 to 1977, a Research Scientist at the Beckman Research Institute. Dr. Shively received his Ph.D. in Biochemistry from the University of Illinois in 1975.

     Inder M. Verma, Ph.D. is Professor of Molecular Biology and Virology at the Salk Institute, La Jolla, California where he has served in various capacities since 1974. He also is Adjunct Professor in the Department of Biology at the University of California, San Diego in La Jolla. Dr. Verma serves on the editorial boards of numerous journals, including Virology, Analytical Biochemistry, Journal of General Virology, Journal of Cellular Physiology, Biochemistry Biophysics Acta, Journal of Genetics, Gene Expression and Journal of Virology. He also is Founder and Chairman of the Scientific Advisory Board for Somatix Therapy Corporation in Alameda, California. Dr. Verma received his Ph.D. in Biochemistry from the Weizmann Institute of Science in Israel in 1971. Dr. Verma is a member of the National Academy of Sciences.

     Each of the Scientific Advisory Board members is employed by an employer other than the Company and may have commitments to, or consulting or advisory contracts with, other entities that may conflict or compete with his obligations with the Company. Generally, members of the Scientific Advisory Board are not expected to devote a substantial portion of their time to Company matters.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table presents certain information concerning compensation paid or accrued for services rendered to the Company in all capacities during the year ended December 31, 1996, for the chief executive officer and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE


                                                                                             LONG TERM
                                                           ANNUAL COMPENSATION              COMPENSATION
                                                 ---------------------------------------    ------------
                                                                              OTHER            SHARES
                                                                             ANNUAL          UNDERLYING
         NAME AND PRINCIPAL POSITION             SALARY(1)     BONUS     COMPENSATION(2)      OPTIONS
----------------------------------------------   ---------    -------    ---------------    ------------
Capers W. McDonald............................   $ 239,434    $50,000        $ 4,750               --
     President and Chief Executive Officer
Carl C. Schwan................................     145,138     19,826          4,642           10,000
     Senior Vice President, Treasurer and
     Chief Financial Officer
John E. McEntire, Ph.D. ......................     140,337     15,020          4,577           11,666
     Senior Vice President, MA BioServices,
     Inc.
Brandon J. Price, Ph.D. ......................     135,845     14,273          1,468            1,666
     Vice President, Business Development; and
     Chief Operating Officer, MAGENTA
     Corporation
Jeffrey M. Ostrove, Ph.D. ....................     118,859     12,036          3,846               --
     Vice President, Scientific Development


---------------
(1) Includes amounts deferred pursuant to the Company's 401(k) Plan.

(2) Consists of the Company's contributions under its 401(k) Plan.

     Option Grants. The following table sets forth certain information regarding options granted by the Company to the Named Executive Officers during 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                    INDIVIDUAL GRANTS                                   POTENTIAL
                             ---------------------------------------------------------------        REALIZABLE VALUE
                                                   PERCENT                                             AT ASSUMED
                                                  OF TOTAL                                           ANNUAL RATES OF
                                NUMBER OF          OPTIONS                                             STOCK PRICE
                                 SHARES          GRANTED TO                                           APPRECIATION
                               UNDERLYING         EMPLOYEES       EXERCISE                           FOR OPTION TERM
                                 OPTIONS          IN FISCAL         PRICE       EXPIRATION     ---------------------------
           NAME                GRANTED (#)          YEAR          ($/SHARE)        DATE          5% ($)         10% ($)
---------------------------  ---------------   ---------------   -----------   -------------   -----------   -------------
Capers W. McDonald.........           --              --               --               --            --             --
Carl C. Schwan.............       10,000             7.6%           $3.00         01/01/03       $12,213        $28,462
John E. McEntire, Ph.D. ...       10,000             7.6             3.00         01/01/03        12,213         28,462
                                   1,666             1.3             7.50         11/13/03         5,090         11,861
Brandon J. Price, Ph.D. ...        1,666             1.3             7.50         11/13/03         5,090         11,861
Jeffrey M. Ostrove,
  Ph.D.....................           --              --               --               --            --             --

     Option Exercises and Year-End Option Values. The following table provides information with respect to options exercised by the Named Executive Officers during 1996 and the number and value of unexercised options held by the Named Executive Officers as of December 31, 1996.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

                                                                     NUMBER OF SHARES
                                                                  UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                     OPTIONS AT FISCAL           IN-THE-MONEY OPTIONS
                                                                       YEAR-END (#)            AT FISCAL YEAR-END ($)(1)
                            SHARES ACQUIRED        VALUE        ---------------------------   ---------------------------
           NAME             ON EXERCISE (#)   REALIZED ($)(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
--------------------------  ---------------   ---------------   -----------   -------------   -----------   -------------
Capers W. McDonald........       16,666          $  99,996        168,111        101,220      $ 1,011,465     $ 609,768
Carl C. Schwan............           --                 --         14,156         17,177           84,269        87,479
John E. McEntire,
  Ph.D. ..................           --                 --          7,333         24,333           38,498       111,502
Brandon J. Price,
  Ph.D. ..................           --                 --         31,267          5,065          188,268        20,977
Jeffrey M. Ostrove,
  Ph.D. ..................           --                 --         23,807          5,727          146,888        39,260

---------------
(1) For the purposes of this calculation, value is based upon the difference between the exercise price and $7.50 per share, the fair market value of the Common Stock as determined by the Board of Directors in December 1996.

1997 INCENTIVE PLAN

     On May 28, 1997, the Board of Directors of the Company approved the BioReliance 1997 Incentive Plan (the "1997 Incentive Plan"). The purpose of the 1997 Incentive Plan is to strengthen the Company by providing an incentive to its employees, officers, consultants and directors through the granting or awarding of incentive and nonqualified stock options, stock appreciation and dividend equivalent rights, restricted stock, performance units, and performance shares to employees, officers, employee directors, consultants and advisors and the granting of options to non-employee directors of the Company (collectively or individually, "Awards"), thereby encouraging them to devote their abilities and energies to the success of the Company.

     The 1997 Incentive Plan is administered by the Compensation Committee, which consists of non-employee directors. Under the 1997 Incentive Plan, the Committee has the authority to, among other things: (i) select the employees to whom Awards will be granted, (ii) determine the type, size and the terms and conditions of Awards and (iii) establish the terms for treatment of Awards upon a termination of employment.

     Under the 1995 Non Qualified Stock Option Plan, the 1994 MAGENTA Incentive Stock Option Plan and the 1988 Incentive Stock Option Plan (the "Former Plans"), the Company was authorized to grant options to purchase up to 1,116,666 shares of Common Stock. As of June 30, 1997, 78,780 shares of Common Stock had been issued pursuant to the exercise of options under the Former Plans, and 828,191 shares of Common Stock were reserved for issuance with respect to options outstanding under the Former Plans. Substantially all of the incentive stock options granted under the Former Plans vest over a 5-year period.

     Under the 1997 Incentive Plan, 709,695 shares of authorized and unissued Common Stock are presently available for the grant of Awards to eligible individuals (subject to increase to the extent options under the Former Plans are cancelled or terminated or otherwise expire unexercised). The 1997 Incentive Plan also provides for the non-discretionary grant of options to each of its non-employee directors ("Director Options") (i) with respect to 2,000 shares of Common Stock of the Company to each non-employee director who becomes a member of the Board after the 1997 Incentive Plan is in effect, upon election or appointment and (ii) with respect to 1,000 shares of Common Stock of the Company annually on the first business day on or after January 1 of each calendar year that the 1997 Incentive Plan is in effect to all non-employee directors who are members of the Board at that time; provided, however, that a director shall not be entitled to receive an annual grant during the year in which such director is appointed or elected. Director Options will be granted at an exercise price equal to the fair market value of Common Stock of the Company on the date of grant. Director Options vest with respect to 100% of the shares subject to such Director Options on the date of grant; provided that the director remains in service at that time. Director Options generally have ten-year terms, unless earlier terminated in accordance with the provisions of the 1997 Incentive Plan.

     The 1997 Incentive Plan will terminate on the day preceding the tenth anniversary of the date of its adoption by the Board of Directors. The Board of Directors may at any time and from time to time amend or terminate the 1997 Incentive Plan; provided, however, that, to the extent necessary under applicable law, no such change will be effective without the requisite approval of the Company's stockholders. In addition, no such change may alter or adversely impair any rights or obligations under any Awards previously granted, except with the written consent of the grantee.

401(K) PLAN

     The Company maintains a retirement plan (the "401(k) Plan") intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). The 401(k) Plan is a defined contribution plan that covers employees of the Company at least 21 years of age, who have been employed by the Company for at least 90 days. Employees may contribute up to 15% of their annual wages (subject to an annual limit prescribed by the Code) as pretax, salary deferral contributions. The Company may, in its discretion, match employee contributions up to a maximum of 6% of annual wages. The Company's contribution to the 401(k) Plan for the year ended December 31, 1996 was $262,000.

COMPENSATION OF DIRECTORS AND SCIENTIFIC ADVISORS

     Non-employee directors receive no directors' fees, but are eligible to receive grants of stock options under the 1997 Incentive Plan. Under the 1997 Incentive Plan, current non-employee directors receive automatic grants of options to purchase 1,000 shares of Common Stock at the beginning of each year, and any newly elected non-employee directors will receive options to purchase 2,000 shares of Common Stock. Committee chairpersons will receive additional automatic annual grants of options to purchase 500 shares of Common Stock. In addition, non-employee directors are reimbursed for travel costs and other out-of-pocket expenses incurred in attending each directors' meeting and committee meeting. See "-- 1997 Incentive Plan" and "Certain Transactions."

     Each member of the Scientific Advisory Board is paid an annual fee of $2,000, plus a stipend and expenses for each meeting attended. In addition, each member has received options to purchase 1,666 shares of the Common Stock. These options were granted at an exercise price of $3.00 and all are currently exercisable. Members of the Scientific Advisory Board may receive additional option grants from time to time.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

     The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The Company's Certificate limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. See "Description of Capital Stock -- Certain Provisions of the Company's Certificate and Bylaws."

     The Company's Certificate provides mandatory indemnification rights to any officer or director of the Company who, by reason of the fact that he or she is an officer or director of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such officer or director in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

     There is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification by the Company will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     In connection with its acquisition of BIOMEVA in July 1996, Sidney R. Knafel, an officer, director and principal stockholder of the Company, loaned the Company $1,900,000. The promissory note evidencing this loan bore an interest rate of either (i) prime plus 1.25% per annum or (ii) the daily LIBOR plus 3.5% per annum, at Mr. Knafel's option. The promissory note was repaid on March 28, 1997.

     As of June 30, 1997, certain executive officers and directors have been granted aggregate options to purchase shares of Common Stock as follows: Sidney
R. Knafel -- 7,665 shares; Capers W. McDonald -- 285,997 shares (16,666 exercised); Carl C. Schwan -- 31,332; John E. McEntire, Ph.D. -- 31,666; Raymond
F. Cosgrove, Ph.D. -- 16,332 shares; Nona S. Karten -- 11,099 shares; Jeffrey M. Ostrove, Ph.D. -- 29,532 shares (3,333 exercised); Brandon J. Price,
Ph.D. -- 36,332 shares; William J. Gedale -- 7,832 shares; Victoria
Hamilton -- 7,665 shares; Gordon J. Louttit -- 7,832 shares; and Leonard Scherlis, M.D. -- 7,665 shares. These options have exercise prices ranging from $0.56 to $7.50 per share.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to the Company regarding the beneficial ownership of Common Stock as of June 30, 1997 and as adjusted to reflect the sale of the shares offered hereby, by (i) each person known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, (ii) each director of the Company, (iii) each executive officer named in the Summary Compensation Table and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock owned by them.

                                                                                            PERCENTAGE OF SHARES
                                                                                                BENEFICIALLY
                                                                                                  OWNED(1)
                                                                                            --------------------
                                                                      NUMBER OF SHARES       BEFORE      AFTER
                               NAME                                 BENEFICIALLY OWNED(1)   OFFERING   OFFERING
------------------------------------------------------------------  ---------------------   --------   ---------
Sidney R. Knafel(2)...............................................        2,851,142            55.1%       39.2%
    126 E. 56th Street
    New York, NY 10022
Susan R. Knafel, Andrew G. Knafel, Joshua S. Rubenstein, and
William L. Scherlis, Trustees U/A 9/13/78 F/B/O Douglas R.
Knafel............................................................          459,976             8.9%        6.3%
    126 E. 56th Street
    New York, NY 10022
Susan R. Knafel, Andrew G. Knafel, Joshua S. Rubenstein, and
William L. Scherlis, Trustees U/A 9/13/78 F/B/O Andrew G.
Knafel............................................................          459,976             8.9%        6.3%
    126 E. 56th Street
    New York, NY 10022
General American Investors Company, Inc.(3).......................          317,259             6.1%        4.4%
    450 Lexington Avenue
    New York, NY 10017
Steinhardt Family 1992 Trust......................................          312,442             6.0%        4.3%
    Steinhardt Management Co.
    605 3rd Avenue, 33rd Floor
    New York, NY 10158-0170
Whittaker Corporation.............................................          297,986             5.8%        4.1%
    1955 N. Surveyor Avenue
    Simi Valley, CA 93063
Susan R. Knafel, Andrew G. Knafel, Joshua S. Rubenstein, and
William L. Scherlis, Trustees U/A 7/16/76 F/B/O Douglas R. and
Andrew G. Knafel..................................................          281,290             5.4%        3.9%
    126 E. 56th Street
    New York, NY 10022
Andrew G. Knafel..................................................          280,811             5.4%        3.9%
    126 E. 56th Street
    New York, NY 10022
Susan R. Knafel, Andrew G. Knafel, William L. Scherlis and Joshua
S. Rubenstein, Trustees U/A 11/6/83 F/B/O Douglas R. Knafel.......          280,811             5.4%        3.9%
    126 E. 56th Street
    New York, NY 10022
Capers W. McDonald................................................          213,378             4.0%        2.9%
Carl C. Schwan....................................................           19,121               *            *
John E. McEntire, Ph.D. ..........................................           12,166               *            *
Brandon J. Price, Ph.D. ..........................................           34,177               *            *
Jeffrey M. Ostrove, Ph.D. ........................................           25,092               *            *
William J. Gedale.................................................            7,832               *            *
Victoria Hamilton.................................................           87,110             1.7%        1.2%
Gordon J. Louttit.................................................            7,832               *            *
Leonard Scherlis, M.D(4) .........................................           52,111             1.0%           *
All directors and executive officers as a group (12
persons)(2)(4)....................................................        3,336,306            60.5%       43.8%

---------------
 *  Less than 1%.

(Footnotes continued on following page)

(Footnotes continued from preceding page)
(1) Pursuant to the rules of the Securities and Exchange Commission, shares of the Company's Common Stock which a person has the right to acquire within 60 days of the date hereof pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, the totals for the following persons include the following shares represented by options exercisable within 60 days: Mr. Knafel, 7,665 shares; Mr. McDonald, 196,712 shares; Mr. Schwan, 19,121 shares; Dr. McEntire, 12,166 shares; Dr. Price, 34,177 shares; Dr. Ostrove, 21,759 shares; Mr. Gedale, 7,832 shares; Ms. Hamilton, 7,665 shares; Mr. Louttit, 7,832 shares; Dr. Scherlis, 7,665 shares; and all directors and executive officers as a group, 346,439 shares.

(2) Includes 59,012 shares owned by Mr. Knafel's spouse, Susan R. Knafel, and 1,482,053 shares owned by trusts for the benefit of Mr. Knafel's children, as to which shares Mr. Knafel disclaims beneficial ownership. An additional 280,811 shares are held by Andrew G. Knafel, an adult child of Sidney R. Knafel, as to which shares Mr. Knafel also disclaims beneficial ownership.

(3) Victoria Hamilton is an executive officer and director, and Sidney R. Knafel is a director, of General American Investors Company, Inc.

(4) Excludes 13,050 shares owned by Dr. Scherlis' children and 1,482,053 shares held by Susan R. Knafel, Andrew G. Knafel, Joshua S. Rubenstein, and William
    L. Scherlis, as trustees, under trusts for the benefit of Douglas R. and Andrew G. Knafel, as to which shares Dr. Leonard Scherlis disclaims beneficial ownership. William L. Scherlis is the son of Dr. Leonard Scherlis.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 15,000,000 shares of Common Stock, par value of $.01 per share ("Common Stock"), and 6,900,000 shares of preferred stock, par value of $.01 per share ("Preferred Stock"). Upon completion of the Offering, there will be 7,265,228 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. As of June 30, 1997, there were outstanding 5,165,228 shares of Common Stock and no shares of Preferred Stock held of record by approximately 150 stockholders. In addition, at June 30, 1997, there were outstanding options to purchase 828,191 shares of Common Stock.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available for dividends, and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after the payment of liabilities. The Common Stock has no preemptive, conversion or other subscription rights. There are no sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized to issue the undesignated Preferred Stock in one or more series, to determine the powers, preferences, and rights and the qualifications, limitations, or restrictions granted to or imposed upon any wholly unissued series of undesignated Preferred Stock, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE AND BYLAWS

     The Company's Certificate limits the liability of directors of the Company to the fullest extent permitted under Section 102(b)(7) of the DGCL. To this end, no director of the Company will be liable to the Company or to its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) any willful or negligent payment of an unlawful dividend, stock purchase, or redemption or (iv) any transaction from which the director derived an improper personal benefit.

     The Certificate provides that the Board of Directors consist of three classes of directors serving for staggered three-year terms. As a result, one-third of the Company's Board of Directors will be elected each year. In accordance with the DGCL, directors serving on classified boards of directors may only be removed from office for cause. The Certificate provides that stockholders may take such action only by the affirmative vote of at least
66 2/3% of the voting stock outstanding. Any action to amend the Certificate also requires the affirmative vote of at least 66 2/3% of the voting stock outstanding.

     The Company's Bylaws provide that only the Board of Directors may call a special meeting of stockholders and that stockholders must follow an advance notification procedure for certain stockholder nominations of candidates and for certain other stockholder business to be conducted at the annual meeting. In the Certificate, only the Board of Directors is authorized to amend the Bylaws. These provisions could, under certain circumstances, operate to delay, deter or prevent a change in control of the Company.

SECTION 203 OF THE DGCL

     As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the DGCL which restricts certain business combinations between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) or its affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if (i) prior to a person qualifying as an interested stockholder, the Board of Directors approves either the business combination or transaction which would cause such individual to become an interested stockholder, (ii) upon consummation of the transaction in which any person becomes an interested stockholder, such person owns at least 85% of the voting stock of the Company outstanding at the time the transaction commences (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company) or (iii) on or subsequent to the date on which a person becomes an interested stockholder, the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company's stockholders, without written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the offering there has been no market for the Common Stock of the Company. The Company can make no prediction as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See "Risk Factors -- Shares Eligible for Future Sale."

     Upon completion of the Offering, the Company expects to have 7,265,228 shares of Common Stock outstanding (excluding 828,191 shares reserved for issuance upon the exercise of outstanding stock options) (7,580,228 shares of Common Stock outstanding if the Underwriters' over-allotment option is exercised in full). Of these shares, the 2,100,000 shares offered hereby will be freely tradable without restrictions or further registration under the Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Act, which will be subject to the resale limitations imposed by Rule 144, as described below.

     All of the remaining 5,165,228 shares of Common Stock outstanding will be "restricted securities" within the meaning of Rule 144 and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration including, among others, the exemption provided by Rule 144 under the Securities Act. Of the restricted securities, 2,087,276 shares are eligible for sale in the public market immediately after the Offering pursuant to Rule 144(k) under the Act. A total of 3,077,952 additional restricted securities will be eligible for sale in the public market in accordance with Rule 144 or Rule 701 under the Act beginning 90 days after the date of this Prospectus. Taking into consideration the effect of the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, 30,778 restricted shares will be eligible for sale in the public market immediately after the Offering, 26,722 restricted shares (excluding 82,768 shares issuable upon the exercise of outstanding stock options) will be eligible for sale beginning 90 days after the date of this Prospectus, and the remaining restricted shares will be eligible for sale upon the expiration of the lock-up agreements 180 days after the date of this Prospectus, subject to the provisions of Rule 144 under the Securities Act or Rule 701 under the Securities Act.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are required to be aggregated) whose restricted securities have been outstanding for at least one year, including a person who may be deemed an "affiliate" of the Company, may only sell a number of shares within any three-month period which does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock (approximately 72,652 shares after the Offering) or (ii) the average weekly trading volume in the Company's Common Stock in the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. A person who is not an affiliate of the issuer, has not been an affiliate within three months prior to the sale and has owned the restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.

     Beginning 90 days after the date of this Prospectus, certain shares issued or issuable upon the exercise of options granted by the Company prior to the date of this Prospectus will also be eligible for sale in the public market pursuant to Rule 701 under the Act. In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, in reliance upon Rule 144, but without compliance with certain restrictions of Rule 144, including the holding period requirements. As of June 30, 1997, the Company has granted options covering 828,191 shares of Common Stock which have not been exercised and which become exercisable at various times in the future. Any shares of Common Stock issued upon the exercise of these options will be eligible for sale pursuant to Rule 701.

     The executive officers and directors and certain other existing stockholders of the Company, who beneficially own in the aggregate 5,107,728 shares of Common Stock and options to purchase 686,625 shares of Common Stock, have agreed that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of the Prospectus. The restrictions described in this paragraph do not apply to (A) the sale of shares of Common Stock to the Underwriters, (B) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the Offering of which the Underwriters have been advised in writing,
(C) grants of employee stock options pursuant to the terms of a plan disclosed in the Registration Statement or in writing to the Underwriters prior to the date hereof and the issuance of shares of Common Stock thereunder or (D) the issuance by the Company of shares of Common Stock pursuant to any 401(k) Plan.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date of this Prospectus (the "Underwriting Agreement"), the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                            NUMBER OF
                                      NAME                                   SHARES
        -----------------------------------------------------------------   ---------
        Morgan Stanley & Co. Incorporated................................
        Hambrecht & Quist LLC............................................

                                                                            ---------
                  Total..................................................   2,100,000
                                                                             ========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession
not in excess of $       a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess
of $       a share to other Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has granted the Underwriters an option, exercisable for 30 days from the date of the Prospectus, to purchase up to 315,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     The Company, all of the Company's executive officers and directors and certain other existing stockholders who beneficially own in the aggregate 5,107,728 shares of Common Stock and options to purchase 686,625 shares of Common Stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or
(ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of the Prospectus. The restrictions described in this paragraph do not apply to (A) the sale of shares of Common Stock to the Underwriters, (B) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the Offering of which the Underwriters have been advised in writing, (C) grants of employee stock options pursuant to the terms of a plan disclosed in the

Registration Statement or in writing to the Underwriters prior to the date hereof and the issuance of shares of Common Stock thereunder or (D) the issuance by the Company of shares of Common Stock pursuant to any 401(k) Plan.

     At the request of the Company, the Underwriters have reserved for sale at the initial public offering price up to 105,000 shares offered hereby for officers, directors, employees and certain other persons associated with the Company. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act.

     The Common Stock has been approved for quotation on the Nasdaq National Market, subject to official notice of issuance, under the symbol "BREL."

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

PRICING OF OFFERING

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives of the Underwriters. Among the factors considered in determining the initial public offering price were the future prospects of the Company and its industry in general; net revenue, earnings and certain other financial and operating information of the Company in recent periods; and the price-earnings ratios, certain other ratios, market prices of securities and certain financial operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions or other factors.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson, (a partnership including professional corporations), 1001 Pennsylvania Avenue, N.W., Suite 800, Washington, D.C. 20004-2505 and for the Underwriters by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

                                    EXPERTS

     The consolidated financial statements of BioReliance Corporation as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the Common Stock, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents or provisions of any documents referred to herein are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the Registration Statement reference is made to the exhibit so filed. The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................  F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 and March 31, 1997
  (unaudited).........................................................................  F-3
Consolidated Statements of Income for the Years Ended December 31, 1994, 1995 and 1996
  and the Three Months Ended March 31, 1996 and 1997 (unaudited)......................  F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and
  1996 and the Three Months Ended March 31, 1996 and 1997 (unaudited).................  F-5
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1994,
  1995 and 1996 and the Three Months Ended March 31, 1997 (unaudited).................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of BioReliance Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of BioReliance Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Washington, D.C.
March 28, 1997, except for Note 14
  which is as of May 8, 1997

                            BIORELIANCE CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                MARCH 31, 1997
                                                                         -----------------------------
                                                    DECEMBER 31,                           PRO FORMA
                                                 -------------------                     STOCKHOLDERS'
                                                  1995        1996         ACTUAL           EQUITY
                                                 -------     -------     -----------     -------------
                                                                         (UNAUDITED)      (UNAUDITED)
                                                                                           (NOTE 1)
ASSETS
Current assets:
  Cash and cash equivalents....................  $   693     $ 2,965       $ 3,571
  Accounts receivable, net.....................    8,691      13,645        13,913
  Other current assets.........................      944       1,204           891
  Deferred income taxes........................    1,263         355           358
                                                 -------     -------       -------
          Total current assets.................   11,591      18,169        18,733
Property and equipment, net....................   12,473      14,945        14,062
Intangible assets, net.........................       --         468           392
Deposits and other assets......................      119         246           858
Deferred income taxes..........................      755       1,999         1,703
                                                 -------     -------       -------
          Total assets.........................  $24,938     $35,827       $35,748
                                                 =======     =======       =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt..............................  $    --     $    --       $   900
  Current portion of long-term debt............    1,009       1,555         1,538
  Accounts payable.............................      896       1,900         2,448
  Accrued employee compensation and benefits...    1,805       2,213         2,028
  Other accrued liabilities....................      862       2,160         2,350
  Customer advances............................    2,056       4,067         4,326
  Deferred income taxes........................       --         859           997
                                                 -------     -------       -------
          Total current liabilities............    6,628      12,754        14,587
Long-term debt.................................    6,189       7,082         6,702
Note payable to stockholder....................       --       1,900            --
                                                 -------     -------       -------
          Total liabilities....................   12,817      21,736        21,289
                                                 -------     -------       -------
Commitments and contingencies (Note 10)
Stockholders' equity:
  Convertible preferred stock, $.01 par value:
     6,900,000 shares authorized; 6,470,121
     shares issued and outstanding actual, and
     no shares issued pro forma................       65          65            65          $    --
  Common stock, $.01 par value: 15,000,000
     shares authorized; 297,002, 339,930 and
     364,655 shares issued and outstanding
     actual, and 5,142,727 shares issued and
     outstanding pro forma.....................        3           3             4                5
  Additional paid-in capital...................   19,822      20,073        20,109           20,173
  Accumulated deficit..........................   (7,713)     (6,211)       (5,521)          (5,521)
  Equity adjustment from foreign currency
     translation...............................      (56)        161          (198)            (198)
                                                 -------     -------       -------          -------
          Total stockholders' equity...........   12,121      14,091        14,459          $14,459
                                                 -------     -------       -------          =======

          Total liabilities and stockholders'
            equity.............................  $24,938     $35,827       $35,748
                                                 =======     =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            BIORELIANCE CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      THREE MONTHS
                                                     YEARS ENDED DECEMBER 31,        ENDED MARCH 31,
                                                   -----------------------------    -----------------
                                                    1994       1995       1996       1996      1997
                                                   -------    -------    -------    ------    -------
                                                                                       (UNAUDITED)
Revenue.........................................   $28,094    $30,078    $37,682    $7,599    $11,781
                                                   -------    -------    -------    ------    -------
Expenses:
  Cost of sales.................................    19,094     20,570     24,860     5,397      7,442
  Selling, general and administrative...........     5,947      7,071      7,852     1,764      2,635
  Research and development......................       354      1,012      1,110       272        303
  Nonrecurring charge...........................        --         --        696        --         --
                                                   -------    -------    -------    ------    -------
                                                    25,395     28,653     34,518     7,433     10,380
                                                   -------    -------    -------    ------    -------
Income from operations..........................     2,699      1,425      3,164       166      1,401
                                                   -------    -------    -------    ------    -------
Other income (expense):
  Interest income...............................         9         93         18         1         30
  Interest expense..............................      (298)      (599)      (844)     (159)      (229)
  Other income (expense)........................      (150)       (18)        10        --         (1)
                                                   -------    -------    -------    ------    -------
                                                      (439)      (524)      (816)     (158)      (200)
                                                   -------    -------    -------    ------    -------
Income before income taxes......................     2,260        901      2,348         8      1,201
Benefit from (provision for) income taxes.......     2,192       (243)      (846)       (3)      (511)
                                                   -------    -------    -------    ------    -------
Net income......................................     4,452        658      1,502         5        690
Preferred stock dividends.......................        --       (139)        --       (35)        --
                                                   -------    -------    -------    ------    -------
Net income (loss) available to common
  stockholders..................................   $ 4,452    $   519    $ 1,502    $  (30)   $   690
                                                   =======    =======    =======    ======    =======
Net income (loss) per common and common
  equivalent share..............................   $  0.86    $  0.11    $  0.26    $(0.07)   $  0.12
                                                   =======    =======    =======    ======    =======
Weighted average common and common equivalent
  shares outstanding............................     5,200      4,767      5,802       412      5,875
                                                   =======    =======    =======    ======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            BIORELIANCE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                       THREE MONTHS
                                                                                          ENDED
                                                      YEARS ENDED DECEMBER 31,          MARCH 31,
                                                    -----------------------------    ----------------
                                                     1994       1995       1996      1996      1997
                                                    -------    -------    -------    -----    -------
                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income.....................................   $ 4,452    $   658    $ 1,502    $   5    $   690
  Adjustments to reconcile net income to cash
     provided by operating activities:
     Depreciation and amortization...............     1,161      1,645      2,626      506        894
     Compensation element of stock option
       grants....................................        --          3         22     --        --
     Deferred income taxes, net..................    (2,192)       174        523      (70)       431
     Changes in assets and liabilities:
       Accounts receivable, net..................    (4,054)       674     (4,303)    (740)      (277)
       Other current assets......................      (146)      (358)        37      146        451
       Deposits and other assets.................       (96)        78       (111)    --         (649)
       Accounts payable..........................      (936)      (200)       905      399        560
       Accrued employee compensation and
          benefits...............................     1,030        (65)       408     (338)      (185)
       Other accrued liabilities.................       222        (64)     1,031      (64)       131
       Customer advances.........................     2,223       (954)     1,825      284        259
       Other.....................................       (19)        (1)        --     --        --
                                                    -------    -------    -------    -----    -------
          Net cash provided by operating
            activities...........................     1,645      1,590      4,465      128      2,305
                                                    -------    -------    -------    -----    -------
Cash flows from investing activities:
  Purchases of property and equipment............    (2,766)    (1,870)    (1,850)    (567)      (170)
  Acquisition of BIOMEVA GmbH, net of cash
     acquired....................................        --         --     (2,752)    --        --
                                                    -------    -------    -------    -----    -------
          Net cash used in investing
            activities...........................    (2,766)    (1,870)    (4,602)    (567)      (170)
                                                    -------    -------    -------    -----    -------
Cash flows from financing activities:
  Proceeds from debt.............................     4,300         --      1,800      500        900
  Proceeds from (payments on) note payable to
     stockholder.................................        --         --      1,900     --       (1,900)
  Payments on debt...............................    (1,854)      (361)      (539)     (89)      (179)
  Payments on capital lease obligations..........      (230)      (382)      (813)    (171)      (218)
  Proceeds from exercise of stock options........         9         41         34        5         37
  Repurchase and cancellation of treasury
     stock.......................................        --         --         (3)    --        --
                                                    -------    -------    -------    -----    -------
          Net cash provided by (used in)
            financing activities.................     2,225       (702)     2,379      245     (1,360)
                                                    -------    -------    -------    -----    -------
Effect of exchange rate changes on cash and cash
  equivalents....................................         2         (1)        30      (26)      (169)
                                                    -------    -------    -------    -----    -------
Net increase (decrease) in cash and cash
  equivalents....................................     1,106       (983)     2,272     (220)       606
Cash and cash equivalents, beginning of period...       570      1,676        693      693      2,965
                                                    -------    -------    -------    -----    -------
Cash and cash equivalents, end of period.........   $ 1,676    $   693    $ 2,965    $ 473    $ 3,571
                                                    =======    =======    =======    =====    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            BIORELIANCE CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
             AND THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                                                           EQUITY
                                        CONVERTIBLE                                                      ADJUSTMENT
                                      PREFERRED STOCK       COMMON STOCK     ADDITIONAL                 FROM FOREIGN     TOTAL
                                     ------------------   ----------------    PAID-IN     ACCUMULATED     CURRENCY     STOCKHOLDERS'
                                      SHARES     AMOUNT   SHARES    AMOUNT    CAPITAL       DEFICIT     TRANSLATION      EQUITY
                                     ---------   ------   -------   ------   ----------   -----------   ------------   ----------
BALANCE AT DECEMBER 31, 1993........ 6,470,121    $ 65    276,660     $3      $ 19,769     $ (12,823)      $  (86)      $  6,928
  Exercise of stock options.........        --      --      3,858     --             9            --           --              9
  Equity adjustment from foreign
    currency translation............        --      --         --     --            --            --           63             63
  Net income........................        --      --         --     --            --         4,452           --          4,452
                                     ---------   ------   -------     --      ---------    ---------       ------       --------
BALANCE AT DECEMBER 31, 1994........ 6,470,121      65    280,518      3        19,778        (8,371)         (23)        11,452
  Exercise of stock options.........        --      --     16,484     --            41            --           --             41
  Compensation element of stock
    option grants...................        --      --         --     --             3            --           --              3
  Equity adjustment from foreign
    currency translation............        --      --         --     --            --            --          (33)           (33)
  Net income........................        --      --         --     --            --           658           --            658
                                     ---------   ------   -------     --      ---------    ---------       ------       --------
BALANCE AT DECEMBER 31, 1995........ 6,470,121      65    297,002      3        19,822        (7,713)         (56)        12,121
  Issuance of common stock in
    connection with acquisition.....        --      --     23,333     --           198            --           --            198
  Exercise of stock options.........        --      --     20,647     --            34            --           --             34
  Compensation element of stock
    option grants...................        --      --         --     --            22            --           --             22
  Stock repurchase..................        --      --     (1,052)    --            (3)           --           --             (3)
  Equity adjustment from foreign
    currency translation............        --      --         --     --            --            --          217            217
  Net income........................        --      --         --     --            --         1,502           --          1,502
                                     ---------   ------   -------     --      ---------    ---------       ------       --------
BALANCE AT DECEMBER 31, 1996........ 6,470,121      65    339,930      3        20,073        (6,211)         161         14,091
  Exercise of stock options
    (unaudited).....................        --      --     24,725      1            36            --           --             37
  Equity adjustment from foreign
    currency translation
    (unaudited).....................        --      --         --     --            --            --         (359)          (359)
  Net income (unaudited)............        --      --         --     --            --           690           --            690
                                     ---------   ------   -------     --      ---------    ---------       ------       --------
BALANCE AT MARCH 31, 1997
  (UNAUDITED)....................... 6,470,121    $ 65    364,655     $4      $ 20,109     $  (5,521)      $ (198)      $ 14,459
                                     =========   =====    =======     ==      ========     =========       ======       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            BIORELIANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS

     BioReliance Corporation (the "Company") is a contract research organization providing nonclinical testing and contract manufacturing services for biologics to biotechnology and pharmaceutical companies worldwide.

BASIS OF ACCOUNTING

     The accompanying financial statements have been prepared on the accrual basis of accounting which is in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of BioReliance Corporation and its subsidiaries. All significant intercompany transactions have been eliminated.

REVENUE RECOGNITION

     Revenue recognized from commercial contracts, which are principally fixed-price or fixed-rate, is recorded using the percentage-of-completion or the completed-contract method, depending on the nature and duration of the contract. Nonclinical testing services are accounted for using the percentage-of-completion method, except for those services that are generally completed within three days which are accounted for using the completed-contract method. Contract manufacturing services providing for the delivery of products are accounted for using the completed-contract method, while all other contract manufacturing services are accounted for using the percentage-of-completion method. Percentage-of-completion is determined using total project costs as a cost input measure. Revenue recognized from government contracts, which are principally cost-plus-fixed-fee, is recognized in an amount equal to reimbursable costs plus a pro-rata portion of the earned fee. Losses are provided for at the time at which they become known.

RESEARCH AND DEVELOPMENT

     Research and development is expensed in the period in which it is incurred.

CASH AND CASH EQUIVALENTS

     The Company classifies as cash equivalents all highly liquid investments with maturities of three months or less.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets. The building is depreciated over a 20-year period. Leasehold improvements are depreciated or amortized over the shorter of the useful life or the lease term. Other fixed assets are depreciated or amortized over periods ranging from three to ten years. Significant additions and betterments are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

INTANGIBLE ASSETS

     Intangible assets consist primarily of license rights acquired in connection with the acquisition of BIOMEVA GmbH ("BIOMEVA") in 1996 and are amortized on a straight-line basis over three years. Accumulated amortization at December 31, 1996 and amortization expense for the year then ended totaled

                            BIORELIANCE CORPORATION

$92,000. The carrying values of intangible assets are reviewed utilizing undiscounted cash flows and are adjusted, as appropriate, if the facts and circumstances suggest impairment.

INCOME TAXES

     Deferred income taxes are recognized for the expected future tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

NET INCOME PER SHARE

     Net income per share has been computed using the weighted average number of common shares and common share equivalents outstanding during each period. Common share equivalents include Convertible Preferred Stock and stock options. Common share equivalents are excluded from the computation in periods in which they have an anti-dilutive effect, and net income available to common stockholders is adjusted accordingly for the effect of cumulative dividends on Convertible Preferred Stock. Pursuant to the requirements of the Securities and Exchange Commission, common shares and common share equivalents issued or granted by the Company at prices below the public offering price during the 12 months immediately preceding the filing of this initial Registration Statement and through the effective date of such Registration Statement have been calculated using the treasury stock method based upon the estimated initial public offering price, and have been included for all periods presented regardless of whether they are dilutive.

     All share and per-share data in the consolidated financial statements and notes thereto have been retroactively adjusted to give effect to the reverse stock split referred to in Note 14. The difference between primary and fully diluted net income per share is not significant for all periods presented.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's cash and cash equivalents, accounts receivable, other current assets, deposits and other assets, accounts payable, accrued expenses, and customer advances approximate their carrying values due to their short-term nature. Since the interest rates paid by the Company approximate current market rates, the carrying value of its long-term debt approximates fair value.

FOREIGN CURRENCY TRANSLATION

     The accounts of foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average monthly exchange rates. Net gains and losses resulting from such translations are excluded from net income and are accumulated in a separate component of stockholders' equity.

INTERIM FINANCIAL INFORMATION (UNAUDITED)

     Interim financial information for the three months ended March 31, 1996 and 1997 included herein is unaudited. However, in the opinion of the Company, the interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for the interim periods. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year ending December 31, 1997.

PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

     If the offering contemplated by this Prospectus is consummated under the terms presently anticipated, all of the Convertible Preferred Stock will convert to shares of the Company's Common Stock. Pro forma

                            BIORELIANCE CORPORATION
stockholders' equity as of March 31, 1997 is adjusted for the conversion of the Convertible Preferred Stock into Common Stock.

(2) ACQUISITION

     In July 1996, the Company acquired all of the shares of BIOMEVA, a contract manufacturer of microbial products located in Heidelberg, Germany. Total consideration for the acquisition was negotiated by the parties to be $3.3 million, and consisted of $3.1 million paid in cash plus the issuance of 23,333 shares of the Company's Common Stock. The acquisition of BIOMEVA has been accounted for by the purchase method and, accordingly the purchase price was allocated based on the fair values of the assets and liabilities acquired. BIOMEVA's operations have been included in the consolidated financial statements since the date of acquisition. Intangible assets of $0.6 million were recorded in connection with the acquisition and are being amortized on a straight-line basis over three years. The unaudited pro forma results of operations, assuming that the acquisition had been consummated at January 1, 1995 are as follows for the years ended December 31:

                                                                   1995         1996
                                                                  -------      -------
                                                                     (IN THOUSANDS,
                                                                    EXCEPT PER SHARE
                                                                         DATA)
        Revenue................................................   $32,287      $39,165
        Net income.............................................       377        1,386
        Net income per share...................................   $  0.05      $  0.24

     These unaudited pro forma results of operations include adjustments to BIOMEVA's unaudited historical results of operations which provide for: (1) additional amortization and depreciation expense relating to intangible assets and an increase in the carrying value of property and equipment, which result from application of purchase accounting as if the acquisition had been consummated at January 1, 1995; and (2) a net increase in interest expense, assuming that, as of January 1, 1995, the debt incurred by the Company to finance the acquisition was outstanding and the pre-acquisition BIOMEVA debt was repaid.

(3) ACCOUNTS RECEIVABLE

     Accounts receivable consisted of the following amounts as of December 31:

                                                                    1995        1996
                                                                   ------      -------
                                                                     (IN THOUSANDS)
        Billed accounts receivable:
          Commercial............................................   $6,189      $ 6,579
          Government............................................      140          380
                                                                   ------      -------
                                                                    6,329        6,959
                                                                   ------      -------
        Unbilled accounts receivable:
          Commercial............................................    1,742        6,272
          Government............................................      863          654
                                                                   ------      -------
                                                                    2,605        6,926
                                                                   ------      -------
        Less allowances for doubtful accounts and unallowable
          contract costs........................................     (243)        (240)
                                                                   ------      -------
        Accounts receivable, net................................   $8,691      $13,645
                                                                   ======      =======

     Unbilled commercial receivables represent revenue from commercial contracts (recorded using the percentage-of-completion method) which are not yet billable to the client. Generally, these amounts become

                            BIORELIANCE CORPORATION
billable within the next one to three months upon the attainment of a milestone or the completion of the contract.

     Unbilled government receivables represent amounts which are billed on government contracts shortly after the end of each month, based on costs incurred and fees earned during the month, or revenues recognized in excess of billings on government contracts which generally become billable upon final determination of allowable costs by the United States Government. Government contract costs for 1995 and 1996 are subject to final determination of allowable costs by the United States Government. In the opinion of management, these determinations will have no material effect on the Company's consolidated financial position or results of operations.

(4) PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following amounts as of December
31:

                                                                     1995        1996
                                                                   --------    --------
                                                                      (IN THOUSANDS)
        Land....................................................   $  1,984    $  1,984
        Building................................................      7,827       7,859
        Machinery, equipment, furniture and fixtures............      8,946      15,095
        Leasehold improvements..................................      2,123       2,288
        Construction in progress................................      1,751         255
                                                                   --------    --------
        Property and equipment, at cost.........................     22,631      27,481
        Less accumulated depreciation and amortization..........    (10,158)    (12,536)
                                                                   --------    --------
        Property and equipment, net.............................   $ 12,473    $ 14,945
                                                                   ========    ========

(5) DEBT

     Debt consisted of the following amounts as of December 31:

                                                                      1995       1996
                                                                     -------    -------
                                                                       (IN THOUSANDS)
        Mortgage Loan.............................................   $ 3,940    $ 3,581
        Promissory Note...........................................        --      1,620
        Note payable to stockholder...............................        --      1,900
        Capital lease obligations.................................     3,258      3,436
                                                                     -------    -------
        Total debt................................................     7,198     10,537
        Less current portion......................................    (1,009)    (1,555)
                                                                     -------    -------
        Long-term portion.........................................   $ 6,189    $ 8,982
                                                                     =======    =======

BANK DEBT

     In December 1993, the Company entered into a loan agreement with a bank to refinance $1.6 million of outstanding indebtedness and to fund the expansion of the Company's business. In December 1994, this loan agreement was modified to provide term loan financing in the amount of $4,300,000 with a maturity date of November 30, 1999 (the "Mortgage Loan"). The Mortgage Loan is secured by a deed of trust on the Company's facility in Rockville, Maryland and a first security interest in all of its tangible and intangible assets, exclusive of certain leasing activities. In addition to a principal payment of $30,000 per month, the note bears interest at the Company's election at either (a) the bank's prime rate plus 0.25% or (b) the three-month

                            BIORELIANCE CORPORATION

London Inter-Bank Offering Rate ("LIBOR") plus 2.5%. At December 31, 1996, the three-month LIBOR rate plus 2.5% was 8.56%.

     In May 1995, the Company entered into an interest rate swap agreement whereby the variable interest rate of the Mortgage Loan was effectively converted into debt with a fixed rate of 9.05% per annum. Amounts to be paid or received under the interest rate swap agreement are recognized as interest income or expense in the periods in which they accrue and are recorded in the same category as that arising from the Mortgage Loan. The agreement is a straight forward contract that has no imbedded options or other terms involving a higher level of complexity or risk. This agreement expires on November 30, 1999. The effect of the interest rate swap agreement on interest expense was not material in 1995 or 1996.

     In addition to the Mortgage Loan, the Company has entered into a revolving loan agreement with the same bank with a maximum available balance, based on a percentage of eligible billed receivables, as defined in the loan agreement, not to exceed $1,000,000. Also, effective March 1, 1995, the Company has agreed to pay a quarterly commitment fee equaling 0.25% of the average unused portion of the revolving bank loan. At December 31, 1996, no amounts were outstanding under the facility. This line of credit expires in May 1997.

     In June 1996, the Company entered into a promissory note with the same bank for $1,800,000 with a maturity date of June 30, 1999 (the "Promissory Note") and amended its loan agreement to provide for these borrowings. In addition to a principal payment of $30,000 per month, the note bears interest at the Company's election at either (a) the bank's prime rate plus 1.25% or (b) the daily LIBOR plus 3.5%. At December 31, 1996, the daily LIBOR rate plus 3.5% was 9.16%.

     In July 1996, the Company entered into a loan agreement with its majority stockholder for $1,900,000. This note provides for the payment of interest on the outstanding loan balance at the same rate as the Promissory Note. After July 1999, the note requires principal payments of $53,000 per month. At December 31, 1996, the daily LIBOR rate plus 3.5% was 9.16%. This note was repaid on March 28, 1997.

     The long-term portion of the Company's debt, excluding capital lease obligations (see below), is payable as follows (in thousands):

        Years ending December 31:
          1998..............................................................   $  719
          1999..............................................................    4,081
          2000..............................................................      636
          2001..............................................................      636
          Thereafter........................................................      310
                                                                               ------
             Total..........................................................   $6,382
                                                                               ======

     The bank agreements are cross collateralized and are secured by all of the Company's assets, excluding certain leased assets. The agreements require the Company to meet certain covenants and provide restrictions on certain leasing activities and the payment of dividends. The Company was not in compliance with certain of these covenants; however, the Company has obtained waivers for any such instances of noncompliance which occurred between January 1, 1996 and March 28, 1997. The waivers obtained forever discharge the Company from any and all claims that the Bank may have against the Company with respect to the past violations of these covenants.

                            BIORELIANCE CORPORATION

CAPITAL LEASE OBLIGATIONS

     The Company leases land and certain equipment under noncancelable lease agreements accounted for as capital leases. The assets underlying such capitalized leases are included with the Company's owned property and equipment, and are summarized as follows as of December 31:

                                                                      1995       1996
                                                                     -------    -------
                                                                       (IN THOUSANDS)
        Land......................................................   $ 1,984    $ 1,984
        Machinery and equipment...................................     3,672      4,575
                                                                     -------    -------
        Total assets at cost......................................     5,656      6,559
        Less accumulated depreciation.............................    (1,136)    (1,921)
                                                                     -------    -------
        Net capitalized assets....................................   $ 4,520    $ 4,638
                                                                     =======    =======

     The future minimum lease payments under capital lease obligations at December 31, 1996 were as follows (in thousands):

        Years ending December 31:
          1997..............................................................   $1,090
          1998..............................................................    1,056
          1999..............................................................      809
          2000..............................................................      517
          2001..............................................................      154
          Thereafter........................................................      777
                                                                               ------
        Total minimum lease payments........................................    4,403
        Less amount representing interest...................................     (967)
                                                                               ------
        Present value of minimum lease payments.............................    3,436
        Less current portion................................................     (836)
                                                                               ------
        Long-term portion...................................................   $2,600
                                                                               ======

(6) STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

     Convertible Preferred Stock at December 31, 1995 and 1996 consisted of the following:

        Series A, $.01 par value, $100 liquidation value, 50,000 shares authorized, and 20,698 issued and outstanding

        Series B, $.01 par value, $3.00 liquidation value, 400,000 shares authorized, and 385,723 shares issued and outstanding

        Series C, $.01 par value, $5.00 liquidation value, 2,450,000 shares authorized, and 2,425,438 shares issued and outstanding

        Series D and E, $.01 par value, $1.89 liquidation value, 4,000,000 shares authorized, and 456,829 shares of Series D issued and outstanding and 3,181,433 shares of Series E issued and outstanding

     At December 31, 1996, each share of the preferred stock was convertible into the following number of common shares: Series A 14.9366, Series B (including adjustment for accumulated dividends of $1,162,000) 1.6947, Series C 1.0072, Series D 0.3772 and Series E 0.3772. Series A, B, C and D vote their respective

                            BIORELIANCE CORPORATION
common share equivalents, and Series E is non-voting. Upon the closing of the Company's anticipated offering, all Series of Convertible Preferred Stock outstanding will automatically convert to Common Stock at the exchange ratios indicated above.

     No dividends accumulate on Series A, C, D and E preferred stock. Series B earns cumulative annual dividends at the rate of $0.36 per share. At December 31, 1996, $1,162,000 of Series B dividends had accumulated. The Convertible Preferred Stock is fully participating after certain defined dividends are paid on all series of preferred stock and on the common stock.

STOCK OPTION PLANS

     The Board of Directors has adopted incentive stock option ("ISO") plans and a non-incentive stock option ("NSO") plan. The exercise price of all ISOs must be equal to or greater than the fair market value of the stock on the date of grant. All ISOs are exercisable as determined by the Company and expire no later than ten years after the date of grant. During 1996, the Company assumed the outstanding ISOs of the Company's subsidiary, MAGENTA Corporation, ISO plan. At December 31, 1996, all ISOs are exercisable solely for the Company's Common Stock. The MAGENTA Corporation ISO plan remains in existence, with terms exactly the same as described above. There were no outstanding options issued at December 31, 1996, and the Company does not plan to issue additional options under this plan in the future. The Company is authorized to issue 1,033,333 shares under the ISO plans.

     The exercise price of NSOs must be not less than 75% of the fair market value of the stock on the date of grant. All options are exercisable as determined by the Company and expire no later than ten years after the date of grant. The Company is authorized to issue 83,333 shares of Common Stock under the NSO plan.

     Changes in options outstanding were as follows:

                                                               NUMBER OF      OPTION PRICE
                                                                SHARES         PER SHARE
                                                               ---------      ------------
        Balance, December 31, 1993..........................    645,573        $ 1.50-2.43
          Granted...........................................     80,567          0.56-2.25
          Exercised.........................................     (3,858)              2.43
          Canceled..........................................    (37,500)         1.50-2.43
                                                                -------
        Balance, December 31, 1994..........................    684,782          0.56-2.43
          Granted...........................................    141,850          2.25-3.00
          Exercised.........................................    (16,484)              2.43
          Canceled..........................................    (15,667)         1.50-2.43
                                                                -------
        Balance, December 31, 1995..........................    794,481          0.56-3.00
          Granted...........................................    141,066          3.00-7.50
          Exercised.........................................    (20,647)         1.50-2.43
          Canceled..........................................    (43,536)         1.50-3.00
                                                                -------
        Balance, December 31, 1996..........................    871,364          0.56-7.50
                                                                =======

     Between January 1, 1997 and June 30, 1997, the Company granted options to purchase 16,232 shares of Common Stock with an exercise price of $9.00 and options to purchase 11,633 shares of Common Stock with an exercise price equal to the net initial public offering price. In addition, options to purchase 49,796 shares were exercised at exercise prices of $0.56 to $3.00 per share, and 21,242 options were canceled during that period.

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with the standard, the Company

                            BIORELIANCE CORPORATION
has elected to continue to measure compensation expense for its stock option plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No pro forma disclosures of net income and net income per share using the SFAS 123 fair-value based method to determine compensation expense have been provided since the effect is not material. To determine fair value under SFAS 123, the Company used the Black-Scholes option-pricing model and the following weighted-average assumptions for 1995 and 1996: a risk-free interest rate of 6.35%, expected lives of 6 years, expected volatility of 35%, and expected dividends of zero.

     For options outstanding and exercisable at December 31, 1996, the following number of options, range of exercise prices and weighted average exercise prices were:

                                                              NUMBER OF    WEIGHTED AVERAGE
                                                               SHARES       EXERCISE PRICE
                                                              ---------    ----------------
        Range of exercise prices for options outstanding:
          $0.56-$2.43......................................    680,964          $ 1.60
          $3.00-$7.50......................................    190,400            4.32
                                                               -------
                                                               871,364            2.19
                                                               =======
        Range of exercise prices for options exercisable:
          $0.56-$2.43......................................    492,811          $ 1.59
          $3.00-$7.50......................................     25,187            3.30
                                                               -------
                                                               517,998            1.67
                                                               =======

The weighted average remaining contractual life was 2.9 and 5.4 years for the range of exercise prices of $0.56-$2.43 and $3.00-$7.50, respectively. At December 31, 1996, 216,318 shares were available for grant.

(7) INCOME TAXES

INCOME TAX PROVISION

     Income (loss) before income taxes consisted of the following amounts for the years ended December 31:

                                                                 1994     1995     1996
                                                                ------    ----    ------
                                                                     (IN THOUSANDS)
        Domestic.............................................   $2,464    $878    $1,632
        Foreign..............................................     (204)     23       716
                                                                ------    ----    ------
        Income before income taxes...........................   $2,260    $901    $2,348
                                                                ======    ====    ======

                            BIORELIANCE CORPORATION

     The benefit from (provision for) income taxes consisted of the following amounts for the years ended December 31:

                                                                 1994     1995     1996
                                                                ------    -----    -----
                                                                     (IN THOUSANDS)
        Current:
          Federal............................................   $   --    $ (64)   $  --
          Foreign............................................       --       (4)    (323)
          State..............................................       --       (1)      --
                                                                ------    -----    -----
               Total current provision.......................       --      (69)    (323)
                                                                ------    -----    -----
        Deferred:
          Federal............................................    1,809     (280)    (540)
          Foreign............................................       --      168       90
          State..............................................      383      (62)     (73)
                                                                ------    -----    -----
               Total deferred benefit (provision)............    2,192     (174)    (523)
                                                                ------    -----    -----
               Total benefit from (provision for) income
                  taxes......................................   $2,192    $(243)   $(846)
                                                                ======    =====    =====

     The benefit from (provision for) income taxes differed from that which would be computed by applying the U.S. Federal income tax rate to income before income taxes for the years ended December 31:

                                                               1994      1995      1996
                                                               -----     -----     -----
        Federal tax at statutory rate.......................   (34.0)%   (34.0)%   (34.0)%
        Adjustment for foreign income taxes.................      --        --      (4.4)
        Change in valuation allowance.......................   139.5      16.8      (0.9)
        Effect of tax loss carryforwards....................      --     (14.4)       --
        Nondeductible expenses..............................    (3.8)     (0.3)     (1.5)
        Other...............................................    (4.7)      4.9       4.8
                                                               -----     -----     -----
        Benefit from (provision for) income taxes...........    97.0%    (27.0)%   (36.0)%
                                                               =====     =====     =====

                            BIORELIANCE CORPORATION

DEFERRED INCOME TAXES

     Deferred income taxes consisted of the following amounts as of December 31:

                                                                       1995      1996
                                                                      ------    -------
                                                                      (IN THOUSANDS)
        Deferred tax assets:
          Net operating loss carryforwards.........................   $1,872    $ 2,371
          Accrued expenses.........................................      378        518
          Tax credit carryforwards.................................      489        467
          Other....................................................       64         61
                                                                      ------    -------
        Gross deferred tax assets..................................    2,803      3,417
        Valuation allowance........................................     (350)      (373)
                                                                      ------    -------
          Net deferred tax assets..................................    2,453      3,044
                                                                      ------    -------
        Deferred tax liabilities:
          Unbilled accounts receivable.............................       --     (1,121)
          Depreciation and amortization............................     (435)      (422)
          Other....................................................       --         (6)
                                                                      ------    -------
        Deferred tax liabilities...................................     (435)    (1,549)
                                                                      ------    -------
        Deferred taxes, net........................................   $2,018    $ 1,495
                                                                      ======    =======

        Current taxes payable......................................   $   --    $  (859)
        Current tax asset..........................................    1,263        355
        Noncurrent taxes, net......................................      755      1,999
                                                                      ------    -------
        Deferred taxes, net........................................   $2,018    $ 1,495
                                                                      ======    =======

     The Company records a valuation allowance for deferred tax assets when it is management's judgment that it is more likely than not that all or a portion of a deferred tax asset will not be realized.

TAX CARRYFORWARDS

     At December 31, 1996, the Company had net operating loss carryforwards, available to offset future taxable income of approximately $4.4 million and $1.6 million in the U.S. and U.K., respectively. Additionally, the Company had tax credit carryforwards of approximately $0.5 million available to reduce future U.S. income taxes, and state net operating loss carryforwards of approximately $5.1 million. The Company's U.S. carryforwards will expire in varying amounts, commencing in 1999 and ending in 2011. Approximately $0.4 million, $0.6 million, and $1.0 million of the U.S. net operating loss carryforwards will expire in 1999, 2001, and 2002, respectively, with the remainder expiring after 2004. The Company's U.K. loss carryforwards do not have an expiration period.

(8) NONRECURRING CHARGE

     During 1996, the Company incurred a charge against operations of $696,000 in connection with the Company's settlement of a dispute with a landlord relating to the termination of a lease. This liability was included in other accrued liabilities at December 31, 1996.

(9) RETIREMENT PLAN

     The Company sponsors a defined-contribution retirement 401(k) plan covering substantially all of its employees. Contributions made by the Company in 1994, 1995 and 1996 equaled 50% of the voluntary

                            BIORELIANCE CORPORATION
employee contributions up to a maximum of 6% of a participant's annual compensation. The Company's retirement plan contributions were $174,000, $228,000 and $262,000 in 1994, 1995 and 1996, respectively.

(10) COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company leases certain facilities and equipment under noncancelable operating leases that expire at various dates through 2017. Future minimum lease payments under operating leases were as follows (in thousands):

        Years ending December 31:
          1997.............................................................   $ 1,547
          1998.............................................................     1,443
          1999.............................................................     1,306
          2000.............................................................     1,192
          2001.............................................................     1,105
          Thereafter.......................................................     6,512
                                                                              -------
             Total future minimum lease payments...........................   $13,105
                                                                              =======

Total rent expense for all operating leases was $581,000, $945,000 and $1,573,000 in 1994, 1995 and 1996, respectively.

LEGAL

     The Company is involved in various claims and legal proceedings arising in the ordinary course of business. The Company does not believe that such claims or proceedings, individually or in the aggregate, will have a material adverse effect on the Company's consolidated financial position or results of operations.

     The Company has been identified by the U.S. Environmental Protection Agency ("EPA") as one of several hundred potentially responsible parties ("PRPs") under CERCLA with respect to the Ramp Industries, Inc. site in Denver, Colorado. Although the Company believes that it sent only a small quantity of waste to this site, liability under CERCLA can exceed a PRP's pro rata share of cleanup costs. The EPA has incurred approximately $5 million to date to remove wastes from this site and expects to incur approximately an additional $1.3 million to remove the remaining wastes. However, the estimated total cleanup costs have not been determined. The Company does not have sufficient information to evaluate the financial ability of the other PRPs to pay costs apportioned to them, or their impact on the Company's liability. Consequently, at this time the Company does not have sufficient information to determine whether it will be offered a de minimis buyout or what its ultimate share of cleanup costs will be, but, because of the small quantity of waste the Company sent to the site, the Company believes that the outcome of this matter will not have a material adverse effect on the Company's financial position or results of operations.

                            BIORELIANCE CORPORATION

(11) GEOGRAPHIC SEGMENTS AND SIGNIFICANT CUSTOMERS

GEOGRAPHIC SEGMENT

     The Company operates in one business segment, but has operations located in the United States and Europe. Transfers between geographic areas are not material to the Company's operations. The following table outlines the Company's revenues, income from operations and identifiable assets by geographic region for the years ended December 31:

                                                             1994       1995       1996
                                                            -------    -------    -------
                                                                   (IN THOUSANDS)
        Revenues
          United States..................................   $25,853    $26,420    $31,896
          Europe.........................................     2,241      3,658      5,786
                                                            -------    -------    -------
             Total.......................................   $28,094    $30,078    $37,682
                                                            =======    =======    =======
        Income from operations
          United States..................................   $ 2,908    $ 1,414    $ 2,333
          Europe.........................................      (209)        11        831
                                                            -------    -------    -------
             Total.......................................   $ 2,699    $ 1,425    $ 3,164
                                                            =======    =======    =======
        Identifiable assets
          United States..................................   $20,513    $21,038    $24,521
          Europe.........................................     3,038      3,900     11,306
                                                            -------    -------    -------
             Total.......................................   $23,551    $24,938    $35,827
                                                            =======    =======    =======

SIGNIFICANT CUSTOMERS

     Sales to the U.S. Government represented 20%, 13% and 10% of consolidated revenue in 1994, 1995 and 1996, respectively.

(12) SUPPLEMENTAL CASH FLOW INFORMATION

                                                                YEAR ENDED DECEMBER 31,
                                                                ------------------------
                                                                1994     1995      1996
                                                                ----    ------    ------
                                                                     (IN THOUSANDS)
        Cash paid during the year for:
          Income tax payments................................   $165    $   32    $    4
          Interest payments..................................    236       563       844
        Noncash investing and financing activities:
          Equipment acquired under capital lease agreements
             (Note 5)........................................   $172    $2,735    $  903
        Details of acquisition (Note 2):
          Fair value of assets acquired......................                     $3,857
          Liabilities assumed................................                       (595)
          Stock issued.......................................                       (198)
                                                                                  ------
          Cash paid..........................................                      3,064
          Less cash acquired.................................                       (312)
                                                                                  ------
        Net cash paid for acquisition........................                     $2,752
                                                                                  ======

                            BIORELIANCE CORPORATION

(13) EFFECT OF NEW ACCOUNTING PRONOUNCEMENT

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). This statement establishes standards for computing and presenting earnings per share ("EPS"), simplifying previous standards for computing EPS and making them comparable to international standards. It replaces the presentation of primary EPS with a presentation of basic EPS, and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. SFAS 128 requires restatement of all prior period earnings per share data presented, and is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Earlier application is not permitted.

     The Company will adopt this statement during the fourth quarter of 1997, as required. Accordingly, all prior period EPS data will be restated. To illustrate the effect of adoption, the Company has elected to disclose pro forma basic and diluted EPS amounts computed using SFAS 128, as permitted by the standard. The pro forma basic and diluted EPS for each of the three years in the period ended December 31, 1996, and for the three months ended March 31, 1996 and 1997, are set forth below:

                                                                            THREE MONTHS
                                            YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                           --------------------------     ----------------
                                            1994      1995      1996       1996      1997
                                           ------     -----     -----     ------     -----
        Basic earnings per share.........  $10.96     $1.29     $3.22     $(0.07)    $1.42
                                           ------     -----     -----     ------     -----
        Diluted earnings per share.......  $ 0.86     $0.11     $0.26     $(0.07)    $0.12
                                           ======     =====     =====     ======     =====

(14) RECAPITALIZATION

     On May 8, 1997, the Company's stockholders approved (a) a change of the name of the Company from Microbiological Associates, Inc. to BioReliance Corporation; (b) a one-for-three reverse stock split of the Company's Common Stock; (c) an increase in the authorized shares of Common Stock to 15,000,000 shares; and (d) a merger of the Company, then a Maryland corporation, with its wholly owned subsidiary, BioReliance Corporation, a Delaware corporation, with the Delaware corporation being the surviving corporation, and a concurrent transfer of substantially all of the assets and liabilities (except for its investment in subsidiaries, certain government contracts and bank obligations) of the parent company to its wholly owned subsidiary, MA BioServices, Inc. The impact of this last action was to change the parent company into a holding company and to change its state of incorporation to Delaware.

     The name change, the reverse stock split and the increase in authorized shares of Common Stock have been retroactively reflected in the consolidated financial statements. The merger of the Company with its wholly owned subsidiary had no impact on the consolidated financial statements.

(15) SUBSEQUENT EVENT (UNAUDITED)

     In May 1997, the Company extended the expiration date of its line of credit to August 1997.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered. All amounts are estimates except the registration fee.

        Commission Registration Fee.....................................   $   11,222
        NASD filing fee.................................................        4,203
        Nasdaq National Market listing fee..............................       35,000
        Printing and engraving expenses.................................      200,000
        Legal fees and expenses.........................................      550,000
        Accounting fees and expenses....................................      325,000
        Blue sky fees and expenses (including legal fees)...............        3,000
        Transfer agent and registrar fees and expenses..................        2,500
        Miscellaneous...................................................       69,075
                                                                           ----------
                  Total.................................................   $1,200,000
                                                                           ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Certificate provides that the Company shall indemnify to the fullest extent authorized by the DGCL, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company or is or was serving as an officer or director of another entity at the request of the Company, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Certificate provides that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition; provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If the Company does not pay a proper claim for indemnification in full within 60 days after a written claim for such indemnification is received by the Company, the Certificate of Incorporation and Bylaws authorize the claimant to bring an action against the Company and prescribe what constitutes a defense to such action.

     Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Pursuant to Section 102(b)(7) of the DGCL, Article EIGHT of the Company's Certificate eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

     The Company has obtained primary and excess insurance policies insuring the directors and officers of the Company against certain liabilities that they may incur in their capacity as directors and officers. Under such policies, the insurers, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

     Additionally, reference is made to the Underwriting Agreement filed as
Exhibit 1.1 hereto, which provides for indemnification by the Underwriters of the Company, its directors and officers who sign the Registration Statement and persons who control the Company, under certain circumstances.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In the three years preceding the filing of this registration statement, the Company has issued shares of Common Stock in the following transactions, each of which was intended to be exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) and Rule 701 thereunder. The shares in each of the following transactions are presented as adjusted for two reverse stock splits which the Company effected prior to the offering.

     On July 16, 1994, the Company sold 166 shares of its Common Stock to Constance J. Kepner at $2.43 per share in exchange for payment of $405.00 upon the exercise of an option to purchase shares of Common Stock.

     On July 27, 1994, the Company sold 166 shares of its Common Stock to John
W. Harbell at $2.43 per share in exchange for payment of $405.00 upon the exercise of an option to purchase shares of Common Stock.

     On July 29, 1994, the Company sold 291 shares of its Common Stock to Nona
S. Karten at $2.43 per share in exchange for payment of $708.75 upon the exercise of an option to purchase shares of Common Stock.

     On July 29, 1994, the Company sold 150 shares of its Common Stock to Martin
L. Wenk at $2.43 per share in exchange for payment of $364.50 upon the exercise of an option to purchase shares of Common Stock.

     On August 1, 1994, the Company sold 41 shares of its Common Stock to David
R. Dansie at $2.43 per share in exchange for payment of $101.25 upon the exercise of an option to purchase shares of Common Stock.

     On August 3, 1994, the Company sold 566 shares of its Common Stock to Donald L. Putman at $2.43 per share in exchange for payment of $1,377.00 upon the exercise of an option to purchase shares of Common Stock.

     On August 4, 1994, the Company sold 133 shares of its Common Stock to Mary
D. Whiteman at $2.43 per share in exchange for payment of $324.00 upon the exercise of an option to purchase shares of Common Stock.

     On August 5, 1994, the Company sold 133 shares of its Common Stock to William Alan Moore at $2.43 per share in exchange for payment of $324.00 upon the exercise of an option to purchase shares of Common Stock.

     On August 8, 1994, the Company sold 216 shares of its Common Stock to Janet Williams Luczak at $2.43 per share in exchange for payment of $526.50 upon the exercise of an option to purchase shares of Common Stock.

     On August 8, 1994, the Company sold 133 shares of its Common Stock to Robert L. Peters at $2.43 per share in exchange for payment of $324.00 upon the exercise of an option to purchase shares of Common Stock.

     On August 9, 1994, the Company sold 125 shares of its Common Stock to Harold J. Paulin at $2.43 per share in exchange for payment of $303.75 upon the exercise of an option to purchase shares of Common Stock.

     On August 10, 1994, the Company sold 1,000 shares of its Common Stock to William C. Coale at $2.43 per share in exchange for payment of $2,430.00 upon the exercise of an option to purchase shares of Common Stock.

     On, August 10, 1994, the Company sold 733 shares of its Common Stock to Rodger D. Curren at $2.43 per share in exchange for payment of $1,782.00 upon the exercise of an option to purchase shares of Common Stock.

     On July 21, 1995, the Company sold 666 shares of its Common Stock to Anton
M. Allen at $2.43 per share in exchange for payment of $1,620.00 upon the exercise of an option to purchase shares of Common Stock.

     On July 24, 1995, the Company sold 2,166 shares of its Common Stock to Nona
S. Karten at $2.43 per share in exchange for payment of $5,265.00 upon the exercise of an option to purchase shares of Common Stock.

     On July 21, 1995, the Company sold 416 shares of its Common Stock to Janet
W. Luczak at $2.43 per share in exchange for payment of $1,012.50 upon the exercise of an option to purchase shares of Common Stock.

     On July 25, 1995, the Company sold 83 shares of its Common Stock to David
R. Dansie at $2.43 per share in exchange for payment of $202.50 upon the exercise of an option to purchase shares of Common Stock.

     On July 28, 1995, the Company sold 333 shares of its Common Stock to Martin
L. Wenk at $2.43 per share in exchange for payment of $810.00 upon the exercise of an option to purchase shares of Common Stock.

     On July 31, 1995, the Company sold 833 shares of its Common Stock to John
W. Harbell at $2.43 per share in exchange for payment of $2,025.00 upon the exercise of an option to purchase shares of Common Stock.

     On July 31, 1995, the Company sold 133 shares of its Common Stock to Patricia M. Mulligan at $2.43 per share in exchange for payment of $324.00 upon the exercise of an option to purchase shares of Common Stock.

     On July 31, 1995, the Company sold 166 shares of its Common Stock to Catherine Vignole at $2.43 per share in exchange for payment of $405.00 upon the exercise of an option to purchase shares of Common Stock.

     On August 2, 1995, the Company sold 750 shares of its Common Stock to Robert L. Peters at $2.43 per share in exchange for payment of $1,822.50 upon the exercise of an option to purchase shares of Common Stock.

     On August 2, 1995, the Company sold 666 shares of its Common Stock to Donald Putman at $2.43 per share in exchange for payment of $1,620.00 upon the exercise of an option to purchase shares of Common Stock.

     On August 2, 1995, the Company sold 500 shares of its Common Stock to Constance J. Robinson at $2.43 per share in exchange for payment of $1,215.00 upon the exercise of an option to purchase shares of Common Stock.

     On August 2, 1995, the Company sold 166 shares of its Common Stock to Dana Hamblen at $2.43 per share in exchange for payment of $405.00 upon the exercise of an option to purchase shares of Common Stock.

     On August 3, 1995, the Company sold 125 shares of its Common Stock to Elizabeth von Kaenel at $2.43 per share in exchange for payment of $303.75 upon the exercise of an option to purchase shares of Common Stock.

     On August 3, 1995, the Company sold 125 shares of its Common Stock to Kathleen M. Vincent at $2.43 per share in exchange for payment of $303.75 upon the exercise of an option to purchase shares of Common Stock.

     On August 3, 1995, the Company sold 166 shares of its Common Stock to Cynthia I. Sigler at $2.43 per share in exchange for payment of $405.00 upon the exercise of an option to purchase shares of Common Stock.

     On August 3, 1995, the Company sold 333 shares of its Common Stock to Mary
D. Whiteman at $2.43 per share in exchange for payment of $810.00 upon the exercise of an option to purchase shares of Common Stock.

     On August 4, 1995, the Company sold 1,500 shares of its Common Stock to William C. Coale at $2.43 per share in exchange for payment of $3,645.00 upon the exercise of an option to purchase shares of Common Stock.

     On August 4, 1995, the Company sold 854 shares of its Common Stock to Rodger D. Curren at $2.43 per share in exchange for payment of $2,075.22 upon the exercise of an option to purchase shares of Common Stock.

     On August 4, 1995, the Company sold 1,646 shares of its Common Stock to Rodger D. Curren at $2.43 per share in exchange for payment of $3,999.78 upon the exercise of an option to purchase shares of Common Stock.

     On August 4, 1995, the Company sold 166 shares of its Common Stock to James Dubose, Jr. at $2.43 per share in exchange for payment of $405.00 upon the exercise of an option to purchase shares of Common Stock.

     On August 4, 1995, the Company sold 833 shares of its Common Stock to William Alan Moore at $2.43 per share in exchange for payment of $2,025.00 upon the exercise of an option to purchase shares of Common Stock.

     On August 4, 1995, the Company sold 250 shares of its Common Stock to Harold J. Paulin at $2.43 per share in exchange for payment of $607.50 upon the exercise of an option to purchase shares of Common Stock.

     On August 4, 1995, the Company sold 100 shares of its Common Stock to Pamela M. Smith at $2.43 per share in exchange for payment of $243.00 upon the exercise of an option to purchase shares of Common Stock.

     On August 4, 1995, the Company sold 166 shares of its Common Stock to Valentine O. Wagner, III at $2.43 per share in exchange for payment of $405.00 upon the exercise of an option to purchase shares of Common Stock.

     On September 8, 1995, the Company sold 3,333 shares of its Common Stock to David Jacobson-Kram at $2.43 per share in exchange for payment of $8,100.00 upon the exercise of an option to purchase shares of Common Stock.

     On February 7, 1996, the Company sold 500 shares of its Common Stock to Richard H.C. San at $2.43 per share in exchange for payment of $1,215.00 upon the exercise of an option to purchase shares of Common Stock.

     On February 8, 1996, the Company sold 500 shares of its Common Stock to Dominick A. Vacante at $2.43 per share in exchange for payment of $1,215.00 upon the exercise of an option to purchase shares of Common Stock.

     On June 12, 1996, the Company sold 333 shares of its Common Stock to Janet
W. Luczak at $2.43 per share in exchange for payment of $810.00 upon the exercise of an option to purchase shares of Common Stock.

     On July 8, 1996, in connection with the acquisition of BIOMEVA, the Company paid $66,366 in cash and issued 23,333 shares of Common Stock at the equivalent of $8.47 per share to Hans Peter Kneubuhl in exchange for 26% of the stated capital of BIOMEVA.

     On September 24, 1996, the Company sold 1,666 shares of its Common Stock to David Jacobson-Kram at $2.43 per share in exchange for payment of $4,050.00 upon the exercise of an option to purchase shares of Common Stock.

     On November 21, 1996, the Company sold 980 shares of its Common Stock to Christine E. Bentley at $2.25 per share in exchange for payment of $2,206.50 upon the exercise of an option to purchase shares of Common Stock.

     On December 19, 1996, the Company sold 16,666 shares of its Common Stock to Capers W. McDonald at $1.50 per share in exchange for payment of $25,000.00 upon the exercise of an option to purchase shares of Common Stock.

     On January 31, 1997, the Company sold 5,333 and 500 shares of its Common Stock to Michael J. Seville at $1.50 and $2.43 per share, respectively, in exchange for payment of $9,215.00 upon the exercise of an option to purchase shares of Common Stock.

     On March 10, 1997, the Company sold 3,333 shares of its Common Stock to Jeffrey M. Ostrove at $0.56 per share in exchange for payment of $1,875.00 upon the exercise of an option to purchase shares of Common Stock.

     On March 10, 1997, the Company sold 333 shares of its Common Stock to Constance J. Robinson at $2.43 per share in exchange for payment of $810.00 upon the exercise of an option to purchase shares of Common Stock.

     On March 19, 1997, the Company sold 8,417, 142 and 333 shares of its Common Stock to E. Courtney Hoopes at $1.50, $0.56 and $3.00 per share, respectively, in exchange for payment of $13,705.06 upon the exercise of an option to purchase shares of Common Stock.

     On March 19, 1997, the Company sold 1,666 shares of its Common Stock to Ramnath Seetharam at $3.00 per share in exchange for payment of $5,000.00 upon the exercise of an option to purchase shares of Common Stock.

     On March 19, 1997, the Company sold 4,666 shares of its Common Stock to Constance J. Robinson at $1.50 per share in exchange for payment of $7,000.00 upon the exercise of an option to purchase shares of Common Stock.

     On April 2, 1997, the Company sold 1,666 shares of its Common Stock to Martin Wisher at $2.43 per share in exchange for payment of $4,050.00 upon the exercise of an option to purchase shares of Common Stock.

     On April 3, 1997, the Company sold 333 shares of its Common Stock to Erin
H. Hill at $3.00 per share in exchange for payment of $999.00 upon the exercise of an option to purchase shares of Common Stock.

     On April 4, 1997, the Company sold 133 shares of its Common Stock to Retta
J. Horner at $1.50 per share in exchange for payment of $200.00 upon the exercise of an option to purchase shares of Common Stock.

     On April 5, 1997, the Company sold 166 shares of its Common Stock to Dorothy Lister at $2.43 per share in exchange for payment of $405.00 upon the exercise of an option to purchase shares of Common Stock.

     On April 5, 1997, the Company sold 166 shares of its Common Stock to Sandra
(Hope) Robertson at $2.43 per share in exchange for payment of $405.00 upon the exercise of an option to purchase shares of Common Stock.

     On April 24, 1997, the Company sold 166 shares of its Common Stock to Mary
D. Whiteman at $2.43 per share in exchange for payment of $405.00 upon the exercise of an option to purchase shares of Common Stock.

     On April 25, 1997, the Company sold 166 shares of its Common Stock to Dominick Vacante at $2.43 per share in exchange for payment of $405.00 upon the exercise of an option to purchase shares of Common Stock.

     On April 25, 1997, the Company sold 166 shares of its Common Stock to Richard San at $2.43 per share in exchange for payment of $405.00 upon the exercise of an option to purchase shares of Common Stock.

     On May 14, 1997, the Company sold 160 shares of its Common Stock to Constance J. Robinson at $0.56 per share in exchange for payment of $90.00 upon the exercise of an option to purchase shares of Common Stock.

     On May 23, 1997, the Company sold 2,336 shares of its Common Stock to John Harbell at $1.50 per share in exchange for payment of $3,504.00 upon the exercise of an option to purchase shares of Common Stock.

     On June 24, 1997, the Company sold 175 and 322 shares of its Common Stock to Retta J. Horner at $1.50 and $2.25 per share, respectively, in exchange for payment of $263.00 and $725.00 upon the exercise of options to purchase shares of Common Stock.

     On June 30, 1997, the Company sold 156, 16,666, 1,500 and 797 shares of its Common Stock to Rodger D. Curren at $0.56, $1.50, $2.25, and $3.00 per share, respectively, upon the exercise of options to purchase shares of Common Stock in exchange for delivery of shares of Common Stock having an aggregate fair market value of $30,854.17.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


EXHIBIT NO.                                      DESCRIPTION
-----------    -------------------------------------------------------------------------------
     1.1       Form of Underwriting Agreement.
     3.1*      Amended and Restated Certificate of Incorporation of BioReliance Corporation.
     3.2*      Bylaws of BioReliance Corporation.
     4.1       Specimen Certificate representing the Common Stock.
     5.1       Opinion of Fried, Frank, Harris, Shriver & Jacobson as to legality of the securities registered hereunder.
    10.1*      BioReliance Corporation 1997 Incentive Plan.
    10.2*      Third Loan Modification Agreement, dated December 1, 1994, among NationsBank,
               N.A. and Microbiological Associates, Inc., Microbiological Associates Limited,
               MAGENTA Corporation and MAGENTA Services Ltd.
    10.3*      Security Agreement, dated as of December 17, 1993, by and between Maryland
               National Bank, Microbiological Associates, Inc. and Microbiological Associates
               Limited.
    10.4*      Modification Agreement -- Leasehold Deed of Trust and Security Agreement, dated as of December 1, 1994, by and among Microbiological Associates, Inc., Kathleen
               M. Malloy, Brent H. Donnell and NationsBank, N.A., dated as of December 1,
               1994.
    10.5*      Leasehold Deed of Trust and Security Agreement, dated December 17, 1993, by and between Microbiological Associates, Inc., Kathleen M. Malloy, Brent H. Donnell
               and Maryland National Bank.
    10.6*      International Swap Dealers Association, Inc. Master Agreement by and among
               NationsBank, N.A., Microbiological Associates, Inc. and MAGENTA Corporation,
               dated as of May 10, 1995.
    10.7*      Promissory Note dated as of June 27, 1996, among NationsBank, N.A.,
               Microbiological Associates, Inc., Microbiological Associates Limited, MAGENTA
               Corporation and MAGENTA Services Ltd.
    10.8*      Lease Agreement dated as of December 1, 1983, by and between Montgomery County,
               Maryland and Dynasciences Corp. n/k/a BioReliance Corporation.
    10.9*      Lease Agreement, dated as of October 31, 1994, as amended December 20, 1994, between Redgate III Limited Partnership, as landlord, and Microbiological
               Associates, Inc., as tenant.
    10.10*     Modification of Loan Agreement, dated as of May 31, 1996, among NationsBank,
               N.A., Microbiological Associates, Inc., Microbiological Associates Limited,
               MAGENTA Corporation and MAGENTA Services Ltd.
    10.11*     Note Modification and Extension Agreement, dated as of May 31, 1996, among
               NationsBank, N.A., Microbiological Associates, Inc., Microbiological Associates
               Limited, MAGENTA Corporation and MAGENTA Services, Ltd.
    10.12*     Second Modification of Loan Agreement, dated as of June 27, 1996, among
               NationsBank, N.A., Microbiological Associates, Inc., Microbiological Associates
               Limited, MAGENTA Corporation and MAGENTA Services, Ltd.
    11  *      Statement re computation of earnings per share.
    21.1       Subsidiaries of the registrant.
    23.1       Consent of Price Waterhouse LLP.
    23.2       Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1).
    24.1*      Power of Attorney.
    27  *      Financial Data Schedule.


---------------

* Previously Filed

     (b) Financial Statement Schedules:

          Schedule II, Valuation and Qualifying Accounts and Reserves

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) At the closing of the Offering, it will provide to the Underwriters specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1993, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ROCKVILLE, MARYLAND, ON THIS 18TH DAY OF JULY, 1997.


                                          BIORELIANCE CORPORATION
                                          (Registrant)

                                          By:    /s/ CAPERS W. MCDONALD
                                            ------------------------------------
                                              Capers W. McDonald
                                            President and Chief Executive
                                              Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THIS 18TH DAY OF JULY, 1997.


                  SIGNATURE                                          TITLE
---------------------------------------------     --------------------------------------------

                      *                           Chairman of the Board
---------------------------------------------
              SIDNEY R. KNAFEL

           /s/ CAPERS W. MCDONALD                 President, Chief Executive Officer and a
---------------------------------------------       Director
             CAPERS W. MCDONALD

                      *                           Senior Vice President and Chief Financial
---------------------------------------------       Officer (Chief Accounting Officer)
               CARL C. SCHWAN

                      *                           Director
---------------------------------------------
              WILLIAM J. GEDALE

                      *                           Director
---------------------------------------------
              VICTORIA HAMILTON

                      *                           Director
---------------------------------------------
              GORDON J. LOUTTIT

                      *                           Director
---------------------------------------------
            DR. LEONARD SCHERLIS

*By: /s/ CAPERS W. MCDONALD                       Attorney-in-Fact
     ----------------------------------------
     CAPERS W. MCDONALD

                                                                     SCHEDULE II

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

               COLUMN A                   COLUMN B               COLUMN C                COLUMN D        COLUMN E
--------------------------------------   ----------    -----------------------------    -----------     -----------
                                                                 ADDITIONS
                                                       -----------------------------
                                                                       CHARGED TO
                                         BALANCE AT    CHARGED TO         OTHER
                                         BEGINNING     COSTS AND       ACCOUNTS--       DEDUCTIONS--    BALANCE AT
             DESCRIPTION                  OF YEAR       EXPENSES        DESCRIBE         DESCRIBE       END OF YEAR
--------------------------------------   ----------    ----------    ---------------    -----------     -----------
Year Ended December 31, 1994
  Allowance for doubtful accounts.....   $  387,000     $     --         $    --        $  103,000 (1)   $ 284,000
  Deferred tax valuation allowance....    4,225,000           --              --         3,724,000 (2)     501,000
Year Ended December 31, 1995
  Allowance for doubtful accounts.....      284,000       20,000              --            61,000 (1)     243,000
  Deferred tax valuation allowance....      501,000           --              --           151,000 (2)     350,000
Year Ended December 31, 1996
  Allowance for doubtful accounts.....      243,000       32,000              --            35,000 (1)     240,000
  Deferred tax valuation allowance....      350,000       23,000              --                --         373,000

---------------
(1) Amounts are write-offs of uncollectible accounts receivable.

(2) Amounts represent reductions in the valuation allowance attributable to the realization of net operating loss carryforwards.

                                 EXHIBIT INDEX


EXHIBIT NO.                                      DESCRIPTION
-----------    -------------------------------------------------------------------------------
     1.1       Form of Underwriting Agreement.
     3.1*      Amended and Restated Certificate of Incorporation of BioReliance Corporation.
     3.2*      Bylaws of BioReliance Corporation.
     4.1       Specimen Certificate representing the Common Stock.
     5.1       Opinion of Fried, Frank, Harris, Shriver & Jacobson as to legality of the securities registered hereunder.
    10.1*      BioReliance Corporation 1997 Incentive Plan.
    10.2*      Third Loan Modification Agreement, dated December 1, 1994, among NationsBank,
               N.A. and Microbiological Associates, Inc., Microbiological Associates Limited,
               MAGENTA Corporation and MAGENTA Services Ltd.
    10.3*      Security Agreement, dated as of December 17, 1993, by and between Maryland
               National Bank, Microbiological Associates, Inc. and Microbiological Associates
               Limited.
    10.4*      Modification Agreement -- Leasehold Deed of Trust and Security Agreement, dated as of December 1, 1994, by and among Microbiological Associates, Inc., Kathleen
               M. Malloy, Brent H. Donnell and NationsBank, N.A., dated as of December 1,
               1994.
    10.5*      Leasehold Deed of Trust and Security Agreement, dated December 17, 1993, by and between Microbiological Associates, Inc., Kathleen M. Malloy, Brent H. Donnell
               and Maryland National Bank.
    10.6*      International Swap Dealers Association, Inc. Master Agreement by and among
               NationsBank, N.A., Microbiological Associates, Inc. and MAGENTA Corporation,
               dated as of May 10, 1995.
    10.7*      Promissory Note dated as of June 27, 1996, among NationsBank, N.A.,
               Microbiological Associates, Inc., Microbiological Associates Limited, MAGENTA
               Corporation and MAGENTA Services Ltd.
    10.8*      Lease Agreement dated as of December 1, 1983, by and between Montgomery County,
               Maryland and Dynasciences Corp. n/k/a BioReliance Corporation.
    10.9*      Lease Agreement, dated as of October 31, 1994, as amended December 20, 1994, between Redgate III Limited Partnership, as landlord, and Microbiological
               Associates, Inc., as tenant.
    10.10*     Modification of Loan Agreement, dated as of May 31, 1996, among NationsBank,
               N.A., Microbiological Associates, Inc., Microbiological Associates Limited,
               MAGENTA Corporation and MAGENTA Services Ltd.
    10.11*     Note Modification and Extension Agreement, dated as of May 31, 1996, among
               NationsBank, N.A., Microbiological Associates, Inc., Microbiological Associates
               Limited, MAGENTA Corporation and MAGENTA Services, Ltd.
    10.12*     Second Modification of Loan Agreement, dated as of June 27, 1996, among
               NationsBank, N.A., Microbiological Associates, Inc., Microbiological Associates
               Limited, MAGENTA Corporation and MAGENTA Services, Ltd.
    11  *      Statement re computation of earnings per share.
    21.1       Subsidiaries of the registrant.
    23.1       Consent of Price Waterhouse LLP.
    23.2       Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1).
    24.1*      Power of Attorney.
    27  *      Financial Data Schedule.


---------------

* Previously Filed